ENDEAVOUR SILVER CORP.

TECHNICAL REPORT
ON THE
RESOURCE AND RESERVE ESTIMATES
FOR THE
GUANAJUATO MINES PROJECT
GUANAJUATO STATE,
MEXICO

Effective Date: December 31, 2011
Signing Date: March 30, 2012

Report By

William J. Lewis, B.Sc., P.Geo.
Charley Murahwi, M.Sc., P.Geo., FAusIMM
Alan San Martin, MAusIMM(CP)

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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List of Tables

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List of Figures

		Page

Figure 4.1	Guanajuato Mines Project Location Map	19

Figure 4.2	Guanajuato Mines Project Claim Map	20

Figure 5.1	View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato	27

Figure 7.1	Regional Geology of the Guanajuato Mining District	38

Figure 7.2	Stratigraphic Column for the Guanajuato Mining District (From the Geological – Mining Monograph for Guanajuato State, COREMI)	38

Figure 7.3	Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato	43

Figure 7.4	Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins	44

Figure 7.5	Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	45

Figure 7.6	Lucero Vein in the Bolañitos Mine	48

Figure 8.1	Alteration Mineral Distributions within a Low Sulphidation System	51

Figure 9.1	Surface Geological Map of La Luz-Soledad areas	55

Figure 9.2	Surface Geological Map of La Joya-Puertecito Area	59

Figure 9.3	Surface Geological Map of the La Joya South Area	61

Figure 10.1	Century’s Configuration for Drill Hole Data Collection for the Guanajuato Mines Project	64

Figure 10.2	Plan View of Cebada Mine showing the Underground Drill Holes	69

Figure 10.3	Longitudinal Section of the Vein Madre (Looking Northeast) Depicting the 2011 Underground Diamond Drill Hole Intersection Points	70

Figure 10.4	Vertical Cross-Section A-A’ through CU-31 and CU-32 (Station #3), Vein Madre	71

Figure 10.5	Vertical Cross-Section B-B’ through CU-37-CU-39 and CU-44 (Station #4), Vein Madre	72

Figure 10.6	Surface Map showing Completed Holes for the 2008 to 2010 (black) and 2011 (purple) Drill Campaigns in the Bolañitos Area	75

Figure 10.7	Longitudinal Section (Looking Northeast) Showing Intersection Points on the Daniela Vein	79

Figure 10.8	Longitudinal Section (Looking Northeast) Showing Intersection Points on the Footwall Daniela Vein	79

Figure 10.9	Longitudinal Section (Looking Northeast) Showing Intersection points on the Karina vein	80

Figure 10.10	Longitudinal Section (Looking Northeast) Showing Intersection Points on the Fernanda Vein	80

Figure 10.11	Cross-Section Through Holes LC-6 and 7, KA-1, 2 and 26, LC-6 and 7 and DN-3 and 4 Drilled to Test the Lucero, Karina, Fernanda and Daniela Veins in the Daniela Area	81

Figure 10.12	Cross-Section Through Holes LC-27, LC-33, KA-8, KA-9, KA-12, DN-16, DN-17 and DN-18 Drilled to Test the Lucero, Karina, Fernanda and Daniela Veins in the Daniela Area	82

Figure 10.13	Cross-Section Through Holes LC-13, LC-23, LC-24, DN-28, DN-29, DN-30, DN-31 and DN-32 Drilled to Test the Lucero and Daniela Veins in the Daniela Area	83

Figure 10.14	Surface Map of La Joya Area	85

Figure 10.15	Longitudinal Section (Looking Northeast) Showing Intersection Points on the La Joya Vein	90

Figure 10.16	Longitudinal Section (Looking Northeast) Showing Intersection Points on the Hanging Wall La Joya Vein and Intersection Points on the La Joya Vein	91

Figure 10.17	Cross-Section Through Holes LJ10-1 and LJ10-2 Drilled to Test the La Joya Vein in the La Joya North Area	92

Figure 10.18	Cross-Section Through Holes LJ8-1 and LJ8-2 Drilled to Test the La Joya Vein in the La Joya North Area	93

Figure 10.19	Cross-Section Through Holes LJ6-1, LJ6-2 and LJ6-3 Drilled to Test the La Joya Vein in the La Joya North Area	94

Figure 10.20	Cross-Section Through Holes LJ15S-1, LJ15S-2 and LJ15S-3 Drilled to Test the La Joya Vein in the La Joya South Area	95

Figure 10.21	Surface Map Showing Completed Holes (black) in the Belén Area	97

Figure 10.22	Longitudinal Section (Looking Northeast) Showing Intersection Points on the Belén Vein	100

Figure 10.23	Cross-Section Through Holes BL1S-1, BL1S-2 and BL1S-3 Drilled to Test the Belén Vein in the Belén Area	101

Figure 10.24	Cross-Section Through Holes BL4S-1 and BL4S-2 Drilled to Test the Belén Vein in the Belén Area	102

Figure 10.25	Surface Map Showing Completed Holes in the La Soledad Area	103

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1.0      SUMMARY

1.1      INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Guanajuato Mines project in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Durango State, Mexico” and dated March 15, 2011. The 2011 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 31, 2011 mineral resources and reserves of the Guanajuato Mines project for Endeavour Silver. The estimate was conducted to ensure that the mineral resource and reserve estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Guanajuato Mines project.

The term Guanajuato Mines property, in this report, refers to the entire area covered by the mineral license, while the term Guanajuato Mines project refers to the area within the mineral license on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the CSA and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which was dated December 23, 2005.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2      LOCATION AND PROPERTY DESCRIPTION

The Guanajuato Mines project consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. Endeavour Silver did not operate the Golondrinas mine during 2009, 2010 or 2011. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

1.3      OWNERSHIP

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two have recently been connected underground.

The Guanajuato Mines project consists of 17 properties which are not all contiguous and vary in size for a total of 2,314 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 1,000 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and was acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide surface access for exploration and exploitation purposes. The current cost of maintaining the surface access rights is 170,000 pesos per annum which is equivalent to approximately US $13,400.

1.4      HISTORY

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

1.5      GEOLOGY AND MINERALIZATION

1.5.1      Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) originally proposed a caldera structure for the Guanajuato mining district, siting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

1.5.2      Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Sierra and the Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

1.6      EXPLORATION PROGRAM

1.6.1      Underground Drilling (Mine)

In 2011, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Cebada mine. The program included drilling below the 515 level in the central part, approximately 100 m down dip from the level, and below the 315 level in the northwest area, approximately 200 m down dip from the level.

The program led to the discovery of new resources. The new discovery in the central part is mineable from the 515 level and accessible from the level for further exploration. The northwest area is both mineable and accessible from the 315 level.

During 2011, Endeavour Silver completed 8,476 metres of drilling in 45 underground diamond drill holes at the Cebada mine. A total of 3,727 samples were collected and submitted for assay (3,108 regular and 619 control samples).

1.6.2      Surface Drilling (Exploration)

During 2011, Endeavour Silver completed 32,005 m of drilling in 115 surface diamond drill holes at the Guanajuato Mines project. A total of 6,582 samples were collected and submitted for assay.

1.6.3      Other Surface Exploration Activities

Endeavour Silver also conducted geological mapping and sampling programs on a number of areas and veins in the Guanajuato mining district during 2011. The results of these programs are being evaluated to determine the extent of the further work to be conducted in these areas in 2012.

1.7      2011 MINERAL RESOURCE AND RESERVE ESTIMATION

1.7.1      2011 Mineral Resource Estimate

1.7.1.1      Mineral Resource Statement

The mineral resources for the Guanajuato mines project as of December 31, 2011 are summarized in Table 1.1. The resources are exclusive of the mineral reserves.

Table 1.1
December 31, 2011 Measured, Indicated and Inferred Mineral Resource Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	258,000	177	2.51	1,470,900	20,800	2,614,900
Indicated (I)	2,539,000	161	2.20	13,154,500	179,600	23,032,500
Total M and I	2,797,000	162	2,23	14,625,400	200,400	25,647,400

Inferred	1,858,600	164	1.91	9,779,600	114,100	16,055,100

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

1.7.1.2      Assumptions and Parameters

The mineral resource is based on the following assumptions and parameters:

  Minimum mining width – 1.5 m.

  Silver equivalent – 55:1 for silver to gold, based on average prices of US $1,650/oz for gold and US $30/oz for silver.
  Cut-off grade – 100 g/t silver equivalent.

1.7.1.3      Methodology

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Guanajuato Mines project have been estimated by Micon using the 3D modelling technique and the inverse distance cubed grade interpolation (ID3) method. Resources from the exploration areas (Belén, Fernanda, Golondrinas and La Joya) have been estimated by Endeavour Silver using the polygonal/sectional method and have been subsequently audited by Micon.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

1.7.2      2011 Mineral Reserve Estimate

1.7.2.1      Mineral Reserve Statement

The mineral reserves for the Guanajuato Mines project as of December 31, 2011 are summarized in Table 1.2.

Table 1.2
December 31, 2011 Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	337,000	186	2.4	2,019,700	26,000	3,449,700
Probable	179,000	225	2.63	1,297,200	15,200	2,133,200

Total Proven & Probable	516,000	200	2.48	3,316,900	41,200	5,582,900

1.7.2.2      Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 111 g/t Ag.
  Minimum width – 2 m.
  Gold price – US $1,000 per oz.
  Silver price – US $16 per oz.
  Gold recovery (overall) – 86.2%.
  Silver recovery (overall) – 84.9%.

1.7.2.3      Definitions and Classification

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanajuato reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanajuato, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which at the time of reporting are considered economic and for which Endeavour Silver has a mine plan in place. For Guanajuato this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development

1.8      DEVELOPMENT AND OPERATIONS

The Guanajuato Mines project consists of both current and former producing mines as well as a number exploration targets. The Guanajuato Mines project is an operating project which has continued to improve its operational parameters and production output under Endeavour Silver’s direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Guanajuato Mines project efficiently and to all regulatory standards imposed on the project by the various government agencies.

As of December 31, 2011, the Guanajuato Mines project had a roster totalling 421 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and according to Endeavour Silver are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

A conventional bottom-up cut and fill mining method is employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

Table 1.3 summarizes the production from the different mining areas for 2011.

Table 1.3
Summary of 2011 Production by Area for the Guanajuato Mines Project

Mine	Description	Average/Total
Cebada	Silver (g/t)	159
	Gold (g/t)	1.21
	Silver (oz)	268,745
	Gold (oz)	2,051
	Tonnes	52,600
Bolañitos	Silver (g/t)	175
	Gold (g/t)	2.24
	Silver (oz)	945,346
	Gold (oz)	12,106
	Tonnes	167,869
Lucero Ramp	Silver (g/t)	178
	Gold (g/t)	2.04
	Silver (oz)	187,122
	Gold (oz)	2,153
	Tonnes	32,754

Table provided by Endeavour Silver Corp.

In 2011, the Bolañitos plant produced 1,192,335 oz silver and 16,608 oz gold from 238,797 tonnes of ore grading 183 g/t silver and 2.51 g/t gold. Silver and gold recoveries averaged 84.9% and 86.2%, respectively.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its minesites.

The Guanajuato Mines project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Mines project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local Ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanajuato Mines project.

For 2012, Endeavour Silver is forecasting to produce 1.79 million ounces of silver and 23,062 ounces of gold from the Guanajuato Mines project. Plant throughput for 2012 is forecast at 453,400 t at an estimated average grade of 146 g/t silver and 1.87 g/t gold. Recoveries are forecast to average 84.3% and 84.5% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2012, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

Micon has not undertaken a cash flow analysis for the Guanajuato Mines project due to the fact that there are currently only mineral reserves sufficient for a short term operation.

The mine life, based on proven and probable reserves as of December 31, 2011, is less than two years at a projected production level of 1,300 t/d or 39,000 t/m for the first 11 months of 2012 and 1,600 t/d or 48,000 t/m thereafter. Endeavour Silver is hoping that ongoing exploration will add to the mineral inventory so that the mining and processing rate can be increased to 1,600 t/d by the end of 2012.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at Endeavour Silver’s Guanajuato Mines project.

Micon notes that, historically some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

In 2012, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada and Bolañitos areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina and Lucero veins. In addition, since the Asunción mine will start operating during 2012, it is proposed that drilling the La Luz vein will be undertaken from that mine.

The 2012 planned underground exploration program consists of 89 drill holes totalling 15,800 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend US $3,014,000, mainly on underground diamond drilling, with an estimated total cost of drilling at US $191/m. The program envisions the use of two rigs with completion of the campaign estimated in early September, 2012.

Given the success of Endeavour Silver’s surface exploration programs, it plans to continue exploration focused on following up several of the new discoveries made near its existing mining operations at Guanajuato.

In 2012, Endeavour Silver plans a follow-up surface exploration program in the La Luz sub-district, including the La Joya and Daniela veins and the La Luz-Asunción-Soledad, Belén and Golondrinas South areas. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

The 2012 surface exploration program is planned to include 38,000 m of core in approximately 140 surface diamond drill holes to target vein discoveries and new prospective areas, mainly in the La Luz sub-district of the Guanajuato district.

Endeavour Silver is budgeting to spend US $6,266,950, mainly on surface diamond drilling, in an effort to continue to expand the resource base through exploration on its properties during 2012. The estimated total cost of diamond drilling is US $160/m.

1.9      CONCLUSIONS AND RECOMMENDATIONS

1.9.1      Conclusions

The resource and reserve estimates reported herein conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These estimates form the basis for Endeavour Silver’s ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources as compared to the previous years’ positions represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied.

1.9.2      Recommendations

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to an electronic format. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern- day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

2.0      INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to prepare independent resource and reserve 31, 2011. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 15, 2010. That report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 31, 2011 mineral resource and reserves of the Guanajuato Mines project. The estimate was conducted to ensure that the mineral resource and reserves complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required by Canadian National Instrument 43-101 (NI 43-101).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by Micon (2009, 2010 and 2011), SRK (2008) and various government and other publications listed in Section 28, References. The relevant sections of those reports are reproduced herein.

Micon’s Qualified Persons responsible for the preparation of this report and the estimation of the resources and reserves of the Guanajuato Mines project are senior geologists William J. Lewis, B.Sc., P.Geo., Charley Z. Murahwi, P.Geo., FAusIMM, and mineral resource modeller Alan J. San Martin, MAusIMM(CP). Senior mining engineer, Catherine Dreesbach, P.E., assisted the project team with data verification during a site visit from October 11 to 15, 2011.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any other units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 summarizes a list of the various abbreviations used throughout this report.

micon INTERNATIONAL LIMITED | mineral industry consultants

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Day	d	Minas de la Luz S.A. de C.V.	Minas del la Luz
Degree(s)	°	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	°C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Gram(s)	g	Parts per billion	ppb
Grams per metric tonne	g/t	Parts per million	ppm
Greater than	>	Percent(age)	%
Hectare(s)	ha	Quality Assurance/Quality Control	QA/QC
Industrias Peñoles S.A. de C.V.	Peñoles	Second	s
Internal rate of return	IRR	Specific gravity	SG
Kilogram(s)	kg	SRK Consulting	SRK
Kilometre(s)	km	System for Electronic Document Analysis and Retrieval	SEDAR
Less than	<	Système International d'Unités	SI
Litre(s)	L	Tonne (metric)	t
Metre(s)	m	Tonnes (metric) per day	t/d
Mexican Chamber of Mines	CAMIMEX	Tonnes (metric) per month	t/m
Mexican Peso	Peso	Universal Transverse Mercator	UTM
Micon International Limited	Micon	Year	y
Million tonnes	Mt		

15

Micon’s direct knowledge of the Guanajuato Mines project is based on several site visits made during the periods September 2 to 5, 2008; November 16 to 18, 2009, November 17 to 20, 2010 and, most recently, from October 11 to 14, 2011. Micon was assisted during the visits by a number of employees and consultants working for Endeavour Silver, including Barry Devlin, M.Sc., P.Geo., Vice President of Exploration, Ing. Luis R. Castro, Exploration Manager (Mexico), Nelson Peña, Guanajuato mine former chief planning engineer, Claudio Villamizar, Guanajuato mine planning superintendent, Miguel Gracia, Guanajuato mine chief geologist, Aldo Crino, Guanajuato mine exploration manager, and Oswaldo Zamrripa, Guanajuato mine geologist for the Cebada shaft.

Charley Murahwi represented Micon on all the site visits to the Guanajuato property and, in addition, Catherine Dreesbach accompanied Mr. Murahwi during the most recent visit in 2011. During the site visits, quality assurance and quality control (QA/QC) programs were reviewed and discussed, the underground mine workings and surface facilities were inspected, and the initial review of the database and the existing block model(s) for the resource and reserve estimates was performed.

The review of the Guanajuato Mines project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and/or Mina Bolañitos S.A. de C.V. The review of the resource and reserve estimation parameters was conducted both during the site visit and during the resource and reserves estimation undertaken in January and February, 2011.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0      RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon audited Endeavour Silver’s previous December 31, 2010 resource and reserve estimates, and the results were published in a Technical Report dated March 15, 2010. The 2010 resource and reserve estimates have been superseded by new estimates which were completed by Micon in January/February, 2012, but have an effective date of December 31, 2011. The December 31, 2011, estimates conform to the presently accepted industry standards and definitions for resource and reserve estimates, are compliant with the CIM definitions required by NI 43-101 and, therefore, are reportable as mineral resources and reserves by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the project data from previous operators and from Endeavour Silver’s mining and exploration experience at the Guanajuato project in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Guanajuato Mines project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Charley Murahwi during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1      LOCATION

The Guanajuato Mines project is located in the state of Guanajuato, Mexico, as shown in Figure 4.1. It consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. The ore sourced during 2011 from the Cebada and Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4.1
Guanajuato Mines Project Location Map

Figure provided by Endeavour Silver Corp., March, 2012.

Figure 4.2 is a map illustrating the claims included in Endeavour Silver’s Guanajuato Mines project.

Figure 4.2
Guanajuato Mines Project Claim Map

Figure provided by Endeavour Silver Corp. Figure dated January, 2012.

The Cebada mine exploits the Vein Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato. Coordinates of the Cebada mine shaft, the approximate centre of Guanajuato Mines project, are given in Table 4.1.

Table 4.1
Coordinates of the Cebada Mine Shaft

Coordinates	Geographic	UTM
North	21° 03’ 45”	2,330,550
East	Not applicable	263,851
West	101°16’ 23”	Not applicable

Table provided by Endeavour Silver Corp.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Guanajuato Mines project consists of 19 properties totalling 2,372 hectares (ha) including three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 1,000 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

Minas de la Luz signed a mining exploitation contract with subsidiaries of Met Mex Peñoles (Met Mex) on April, 2002. Through this contract, Minas de la Luz had the right to develop, explore and exploit the lots listed in Table 4.2, as well as the right to use the mining works, the processing plant, the tailings pond, operating or not, offices, shops, warehouses, the housing compound for the employees, the clinic located in the town of La Luz, two ranch ruins, two houses in the mine compound and all the associated surface areas.

Subsidiary companies of Met Mex are Compañia Minera Las Torres, S.A. de C.V. (Minera Las Torres) and Compañia Minera La Parreña, S.A. de C.V. (Minera La Parreña).

Minera Las Torres was the holder of the rights for the lots identified in Table 4.2.

Table 4.2
Summary of the Lots Owned by Minera Las Torres

Lot	Title Number	Lot	Title Number
Unificación Golondrinas	188680	Ana Rosa	191492
Virginia	189038	Bolañitos	171538
Susy	191487	El Puertecito	171537
Chuyita	191489

Table provided by Endeavour Silver Corp.

Minera La Parreña owned a mineral processing plant, with a capacity of 600 t/day, property including 7 houses and a clinic located in the town of La Luz, and the lots identified in Table 4.3.

Table 4.3
Summary of the Lots Owned Minera La Parreña

Lot	Title Number
El Dollar	212398
La Paz	172120
Marion	189037
La Trinidad	195076
Ampliación la Trinidad	190961

Table provided by Endeavour Silver Corp.

The mining lots are located in the district of Mineral de La Luz, and were in compliance with all the obligations that the holders had according to the Mining Law and its regulations, including those regarding the payments required on mining concessions for exploration and exploitation.

In September, 2003, Minas de la Luz modified the original contract with Met Mex to add a lot named La Cebada owned by Minera Las Torres.

In August, 2005, there was another modification to the contract, in which it is noted that the mining concessions for the lots of which Minera La Parreña was the owner, now belonged to Exploraciones Mineras Parreña S.A. de C.V. (Exploraciones Mineras Parreña) which acquired the concessions for these lots through a spin off. Once Endeavour Silver purchased the concessions and bought the royalty the contract expired.

Minas de la Luz was responsible for the environmental, physical and chemical stability of the terrain, tailings pond, waste and mining works during the effective contract period, as well as preventing any acid drainage generation.

In 2010, Endeavour Silver acquired the Belén II and Ampliacion de Belén properties (192 ha), located approximately 2.5 km east of Endeavour Silver's Lucero silver-gold vein discovery and midway between the operating Bolañitos and Cebada mines. Endeavour Silver purchased a 100% interest in the Belén properties by paying 2.5 million Mexican pesos. The properties are subject to a 15% advance production royalty (already paid) and a 2% NSR royalty on future mineral production.

In 2010, Endeavour Silver also optioned the Juanita and Tajo de Adjuntas properties (57 ha), located about 4 km southeast of Lucero at the south end of the La Luz vein system. Endeavour can acquire the Juanita and Tajo properties by paying US $50,000 for each, in staged payments over a three-year period and subject to a 2% NSR royalty.

In 2011, Endeavour Silver staked the Lucero and Lucero 2 concessions (58 hectares) located in the southern part of the La Luz sub-district. These concessions are shown as “Lucero” on Figure 4.2.

In November, 2011, Endeavour Silver re-surveyed the boundaries between Unificación Golondrinas (Endeavour Silver) and Opulencia (Fresnillo). Old concession records were also researched in order to check which concessions have superior ownership rights. Minor overlapping (less than 20 m) was found along certain claim boundaries.

The mineral concessions owned by Endeavour Silver are summarized in Table 4.4.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide access for exploration and exploitation purposes. Table 4.5 summarizes the surface access rights as at December 31, 2011.

The annual 2012 concession tax for the Guanajuato properties is estimated to be approximately 565,000 Mexican pesos (pesos), which is equal to about US $44,600 at an exchange rate of 12.66 pesos to US $1.00.

Table 4.4
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title	Term of Mineral Concession		Hectares	2012 Annual Taxes (pesos)
	Number	From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/1932	353.0373	44,038	44,038
El Puertecito	171537	20/10/1982	19/10/1932	441.9481	55,129	55,129
Bolañitos	171538	20/10/1982	19/10/1932	305.4762	38,105	38,105
La Paz	172120	26/09/1983	25/09/1933	413.0599	51,525	51,525
Unif. Golondrinas	188680	29/11/1990	28/11/1940	361.6543	45,113	45,113
Marion	189037	05/12/1990	04/12/1940	1.0498	131	131
Virginia	189038	05/12/1990	04/12/1940	7.1339	890	890
Ampl. a La Trinidad	190961	29/04/1991	28/04/1941	4.6061	575	575
Susy	191487	19/12/1991	18/12/1941	35.4282	4,419	4,419
Chuyita	191489	19/12/1991	18/12/1941	43.3159	5,403	5,403
Ana Rosa	191492	19/12/1991	18/12/1941	96.7364	12,067	12,067
La Trinidad	195076	25/08/1992	24/08/1942	4.4800	559	559
El Dolar	212398	04/10/2000	03/10/1950	3.1979	399	399
Lucero	238265	23/08/2011	02/08/1961	49.5060	282	282
Lucero 2	238024	12/07/2011	11/07/1961	8.0000	46	46
Belén II	218896	23/01/2003	22/01/1953	92.6934	6,570	6,570
Ampliacion de Belén	194930	30/07/1992	09/07/1942	99.1049	12,362	12,362
Tajo de Adjuntas	231210	25/01/2008	24/01/1958	15.0000	264	264
Juanita	217034	14/06/2002	13/06/1952	36.5196	4,556	4,556
TOTAL				2,371.9479	282,433	282,433

Table provided by Endeavour Silver Corp.

Table 4.5
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Area (ha)	Validity	Term	Drill Pads (pesos)	Annual Cash Payments (pesos)
Eliseo Morales	Bolañitos North	40	10 Years	24/09/2010-2020		30,000
Felipe Herrera Yebra	Belén	266	5 Years	20/11/2010-2015	10,000	10,000
Raul Cuevas	Belén	120	3 Years	21/01/2010-2013		36,000
Guadalupe Huerta	Belén	20	5 Years	14/12/2010-2015		10,000
Florentino Ortega Camarillo	El Sauz	30	15 Years Renewable	01/12/2007-2022		30,000
Pablo Vallejo Olmos	San Ignacio del Puertecito "C"	10	5 Years Renewable	01/02/2008-2013		24,000
Benjamin Tapias Cruces	Golondrinas	91	15 Years	01/12/2007-2022		24,000
Alfredo Ortega Gonzalez	Cuesta de Los Burros	30	15 Years Renewable	01/12/2007-2022		24,000
Ignacio Camarillo Velasquez	San Ignacio del Puertecito	30	2 Years Renewable	14/05/2010-2012		150,000
Maria Concepción Ortega Camarillo	Las Golondrinas	29	5 Years Renewable	26/09/2008-2013
Edmundo Camarillo Moya	San Ignacio del Puertecito "B"	40	2 Years Renewable	29/04/2010-2012		150,000
Pablo Vellejo Olmos Addendum	San Ignacio del Puertecito "C"	10	5 Years Renewable	01/02/2008-2013	10,000
Ejido Meso Cuata		2,100	5 Years	29/03/2009-2014	14,500	170,000 (total)

Table provided by Endeavour Silver Corp.

The annual cost of maintaining these surface access rights is 170,000 pesos or approximately US $13,400.

4.2      SAFETY

Since 2009, a number of initiatives have been undertaken regarding safety at the Guanajuato Mines project. Endeavour Silver recorded 19,518 hours of safety training in 2011. The lost time accident rate dropped from 11 in 2010 to four in 2011. In 2011, a total of 3,424 hours of mine rescue training were conducted, including advanced first aid, fire fighting, ventilation, use of Draeger re-breathing equipment, rescue knots, and use of explosives, in addition to presentations about H1N1 and personal hygiene.

The Guanajuato safety department undertakes all inductions of new personnel to train them in the basics of mine and plant safety, monitors housekeeping and sign installation and is also involved with the environmental department. Safety talks are given at the beginning of each shift to reinforce safety in the workplace. Safety training at the mines includes the Five Point Safety method, first aid, use of personal protective equipment (helmet, safety glasses, steel toe boots, gloves and hearing protection), as well as talks on explosives, barring down, identification of risks, lock-out/tag-out of equipment, prevention and fighting of fires, mining gases and ventilation. In addition to the underground personnel, personnel in the plant (mill) and the other departments all receive safety training.

In 2011, Endeavour Silver conducted 2,828 safety audits that involved both management and workers throughout the year. A safety monitoring system is also in place. Safety is also an element in the production bonus system and, in 2008, management introduced the Chairman’s and President’s Safety Awards which provide incentives for all personnel to work safely.

In 2011, the Guanajuato Mines project was recognized with The “Casco de Plata” (Silver Helmet) awarded by the Mexican Chamber of Mines (CAMIMEX) for notable improvements in safety performance.

4.3      ENVIRONMENTAL

At Guanajuato, Endeavour Silver continues to improve the level of housekeeping and the management of toxic substances. A new facility constructed in 2008 for the temporary storage of oil, used filters, contaminated soil, etc. is in use and materials from this storage facility are disposed of at an official site in Zacatecas. Installed oil traps in the mechanic shop and jackleg repair shop are inspected regularly.

In the processing plant, a shower and hand washing area was installed as a preventative measure to aid in retarding or preventing acid and chemical burns.

Endeavour Silver continues to store scrap metal and conducts frequent scrap sales and/or recycling to avoid a build-up of junk on site.

Construction of a water treatment plant was completed in 2010.

Endeavour Silver continues to work in accordance with all Mexican environmental regulations.

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      ACCESSIBILITY AND LOCAL RESOURCES

The Guanajuato Mines project is located north of the city of Guanajuato, capital of the State of Guanajuato, which is approximately 430 km northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is the host of several universities and post-secondary schools, including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, which is comprised primarily of Mexican nationals, is the principal industry of the city.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m.

International access to Guanajuato is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City, giving many options for travelling to and from the project. The airport is located between the large city of Leon, which has over 1 million inhabitants, and the city of Guanajuato. Guanajuato is approximately a 25 to 30 minute drive from the airport on a toll highway. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Guanajuato Mines project. However, the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

5.2      PHYSIOGRAPHY AND CLIMATE

The climate is generally dry with sporadic, often violent thunderstorms in the summer months which are also the source of most of the precipitation for the area. The average precipitation is about 600 mm, which occurs primarily between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, the thunderstorms occur in the late afternoons. The winter months are cool and dry, though some rain does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees, although, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree is a protected species in the area. In the higher elevations, sheltered areas can be home to pine forests.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of the man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.3      INFRASTRUCTURE AND LOCAL RESOURCES

At each of the mine sites, the required water for the operations is supplied from dewatering of the mines. The tailings facility at Mina Bolañitos is set up to recycle all water back into the processing plant.

Endeavour Silver provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in the nearby communities and Guanajuato. There is an ample supply of skilled labour in the area due to its long mining history. Figure 5.1 is a view of the town of La Luz. La Luz is close to the Bolañitos mine and plant and is home to many of the employees of Endeavour Silver’s Guanajuato Mines project.

Figure 5.1
View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato

Figure provided by Endeavour Silver Corp.

6.0      HISTORY

6.1      MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from $27,000,000 to $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according the best estimates from 1522 to 1879, the production of precious metals in Mexico was about $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately $8,173,565 and the annual product nearly $10,000,000.

In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also had gold to some extent.

6.2      GUANAJUATO MINING DISTRICT

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca empire which was colonized by Nuño de Guzmán in 1540.

It is suspected that (but not known if) the indigenous peoples rather than the Spanish colonists first began mining in the Guanajuato district. However, mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain). The following is a brief timeline of the history of the Guanajuato mining district:

  Pre-Conquest: Martin notes in his 1906 volume on the mines of Guanajuato that “there is reason to believe that the Peregrina mine was being worked and big quantities of ore being taken out by the Indians before Cortez ever set foot in the country.”

  1548: The first silver vein, San Bernabé (La Luz), was discovered by a local mule driver. In these early years the silver ore was hand mined and transported by mule to Zacatecas to be milled.

  1550: Juan de Rayas discovered the Vein Madre system at the site where the present day Rayas shaft is located. This discovery triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

  1726: Don Jose de Sardeneta y Legaspi introduced gunpowder to be used for blasting. Prior to this, production was very limited as the method of extracting ores was by fire, where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

  1760 to 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed a number of exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

  1771: Immense masses of silver sulphides, mixed with ruby silver and native silver were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

  1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

  1760 to 1810: Martin notes that during this period the Guanajuato mines accounted for 30% of the entire Mexican production and 20% of the entire world’s output of silver.

  1810 to 1868: Production stopped as the result of the War of Independence from Spain.

  1810: In September, Hidalgo began his revolt against Spain. In the City of Guanajuato all foreigners’ property was seized and their homes destroyed. Hidalgo took the Alhóndiga de Granaditas (public granary) and massacred most of the people taking refuge in it.

  1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

  1868: The Valenciana mine was reopened by British investment capital.

  Between 1887 and 1889, production from the mines of Guanajuato accounted for as much as US $14.4 million or approximately 2.88 million British pounds.

  1906: Martin noted that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

  1910 to 1920: Mexican revolution; mining ceased or declined during this period with the destruction of a great many mines and infrastructure.

  1936: Peñoles tested the Vein Madre with four diamond drill holes.

  1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting out with no mineral reserves and working capital, the new Cooperative had a very difficult time conducting exploration and mining with outdated equipment.

  1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Vein Madre 80 m to 150 m below the lowest existing workings.

  1968: Fresnillo discovered the Torres-Cedros deposit during an exploration and drilling campaign.

  1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” mineral shoot.

6.3      GUANAJUATO MINES PROJECT

Below is an abbreviated timeline of the history of Endeavour’s Guanajuato Mines project since the 1960s.

  1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

  1973: The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

  1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

  2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

  2007: Endeavour Silver acquired the Guanajuato Mines project from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz was kept on as the operator of the mines until June, 2007, when Endeavour Silver assumed control. Mina Asunción is very close to the Bolañitos mine and the two have recently been connected underground.

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, and none during the 10 years before Endeavour Silver took control. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up and these contribute to the remaining exploration potential for the property. Endeavour Silver believes that surface mapping and exploration, together with compilation of the Peñoles data, should help to identify some new veins, breccia/stockwork zones and related splays for future drilling.

There is potential both along the strike of the veins and at depth below the old workings. These areas are largely untested and present a major exploration target for Endeavour Silver.

6.3.1      Endeavour Silver 2007 Exploration Program

In 2007, Endeavour Silver spent approximately US $842,000 on exploration of the Guanajuato Mines project. The exploration program consisted of 13 surface diamond drill holes totalling 3,513 m at the Cebada mine and 2 underground diamond holes totalling 58 m at the Golondrinas mine. A total of 1,091 samples were also collected and submitted for assay. The March, 2009, Micon Technical Report contains a summary of Endeavour Silver’s 2007 surface and underground exploration programs in Section 6. A detailed description of the 2007 exploration program was recorded in the March, 2008, Technical Report by SRK. The SRK Technical Report is filed on SEDAR.

6.3.2      Endeavour Silver 2008 Exploration Program

In 2008, Endeavour Silver’s exploration drilling at Guanajuato was focused in two areas:

1)	Testing several targets along the Vein Madre structure close to the Cebada mine.

2)	Testing several targets along the La Luz vein structures (La Luz consists of multiple sub-parallel veins) close to the Bolañitos mine.

The 2008 drilling program was successful in expanding the 3785 (Robbins #5) mineralized zone discovered near the Cebada mine in 2007, and discovering new high-grade silver-gold mineralized zones in four other target areas: the Bolañitos, Santa Maria, San José and Lucero vein prospects near the Bolañitos mine.

Within the Guanajuato district, the Vein Madre typically forms a central lode, with hanging wall and footwall splays, occupying a major fault structure, whereas the La Luz veins form a swarm of sub-parallel veins occupying lesser fault structures. The Cebada mineralized bodies were typically larger and had greater vertical extent (500+ m) than at La Luz but the Bolañitos mineralized bodies were more numerous.

During 2008, Endeavour Silver spent US $3,431,207 on exploration activities on the Guanajuato Mines project. The exploration drilling program included 5,241 m in 15 surface diamond holes at the Cebada mine and 16,012 m in 55 surface and underground diamond drill holes at the Golondrinas and Bolañitos mines. A total of 3,662 samples were collected and submitted for assay.

In 2008, surface mapping and sampling in the Cebada, Bolañitos and Golondrinas mine areas continued to be an important part of the Guanajuato exploration program. Even though these properties have had a long mining history, detailed geological maps of sufficient quality for defining drill targets did not exist. In addition, many concessions in the Guanajuato district remain under-explored.

A detailed description of Endeavour Silver’s 2008 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2009 Technical Report, which is filed on SEDAR.

6.3.3      Endeavour Silver 2009 Exploration Program

In 2009, Endeavour Silver spent US $897,935 (including property holding costs) on exploration activities on the Guanajuato Mines project.

In 2009, Endeavour Silver conducted a surface diamond drilling program focused on following up several of the new discoveries made near its operations at the Guanajuato Mines project and testing new prospective targets within the district. The primary goal of this program was to expand reserves and resources. Exploration drilling was focused in two main areas: exploring the Lucero-Karina-La Joya vein system to the south of the Bolañitos mine area in the La Luz district in order to potentially add new mineralized material to the mine plan for development and production; and exploring the extension of the Vein Madre structure, northwest of the Endeavour Silver’s Cebada mine, for the potential to develop future resources and production.

During 2009, Endeavour Silver completed 4,390 m of drilling in sixteen surface diamond drill holes at the Guanajuato Mines project. A total of 1,281 samples were collected and submitted for assay.

During 2009, Endeavour Silver also conducted an extensive surface mapping and sampling program covering a number of veins and geological features. This information assisted Endeavour Silver in confirming that the vein exposures and zones of argillization have been interpreted correctly as the surface expressions of the veins either intercepted by drilling or being developed underground.

Surface mapping also resulted in the discovery of a new vein, named the La Joya, which was discovered in an outcrop, with some encouraging assays above 1 g/t gold and 100 g/t silver being returned from rock chip samples.

6.3.4      Endeavour Silver 2010 Exploration Program

6.3.4.1      2010 Surface Program (Drilling and Other Activities)

During 2010, Endeavour Silver completed 21,201 m of drilling in 67 surface diamond drill holes at the Guanajuato Mines project. A total of 5,566 samples were collected and submitted for assay. Exploration drilling undertaken during 2010 is summarized in Table 6.2.

Table 6.1
Guanajuato Mines Project Surface Exploration Drilling Activities in 2010

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Bolañitos (core)	61	17,970.10	4,866
Cebada	6	3,230.65	700
Total	67	21,200.75	5,566

Table provided by Endeavour Silver Corp.

During 2010, surface geological mapping was completed in the Bolañitos North area. Mapping indicated that the rocks are intermediate to acid in composition and correspond to the Cerro Pelón tonalite unit. They are mainly characterized as a plagiogranite with the intermediate rocks corresponding to the andesite and metasedimentary rocks of the La Luz Formation. Diorite-granodiorite with major silicification was observed in a few places.

In 2010, Endeavour Silver also completed surface geological mapping and sampling on the newly acquired Belén properties. This work included a grid geochemical soil/rock survey. At total of approximately 600 rock and soil samples were collected from the Belén properties.

The Tajo de Adjuntas and Juanita properties cover a couple of narrow (up to 0.9 m) unnamed veins that have also received minimal historic exploration. Endeavour Silver's sampling of these veins returned only background silver grades but consistently elevated gold grades, suggesting that these vein exposures are also above the prospective "bonanza" ore horizon and, therefore, have high grade mineralization potential. During 2010, an initial investigation was conducted on the Tajo de Adjuntas and Juanita, situated to the south of the Bolañitos mine.

6.3.4.2      2010 Underground Program (Drilling)

In 2010, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Bolañitos-Lucero and Cebada mines. The program for the Cebada mine drilling below the 515 level, approximately 100 m down dip from this level. The program led to the discovery of new resources. This new discovery is mineable from the 515 level and accessible from this level for further exploration.

The Bolañitos program led to clarification of the distribution of three veins: the Bolañitos and San José veins and the Cecilia vein, situated between the Bolañitos and Lucero veins.

During 2010, Endeavour Silver completed 8,306 metres of drilling in 29 underground diamond drill holes at the Guanajuato Mines project. A total of 2,152 underground drill samples were collected and submitted for assay.

A detailed description of Endeavour Silver’s 2010 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2011 Technical Report, which is filed on SEDAR.

6.4      HISTORICAL PRODUCTION

Mining in the Guanajuato district extends back to at least 1548 when the mines were first worked by the Spanish. The total production from this district is estimated at about 6 million oz of gold and 1.2 billion oz of silver.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanajuato mining district was not spared during this period.

It is evident that historical production has occurred in the Guanajuato mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Nueva España. However, Micon does not have access to any historical records of the actual silver and gold production from the Guanajuato mining district.

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2011, the Bolañitos plant produced 1,192,335 oz silver and 16,608 oz gold from 238,797 tonnes of ore grading 183 g/t silver and 2.51 g/t gold. Silver and gold recoveries averaged 84.9 and 86.2%, respectively. Recent production statistics (2006 to 2011) are summarized in Table 6.2. Since 2007, Endeavour Silver has continued to increase production at the Guanajuato mines project.

Table 6.2
Production Statistics for the Guanajuato Mines Project

Operator	Year	Tonnes	Grade (g/t)		Production (ounces)
			Gold	Silver	Gold	Silver
Minas de la Luz	2006	76,532	1.62	128	3,349	255,766
	2007	-	-	-	-	-
Endeavour Silver	2007	58,077	1.50	136	2,152	195,696
	2008	100,312	1.35	170	3,660	465,867
	2009	154,196	2.13	188	8,775	784,974
	2010	194,923	2.40	177	12,914	943,423
	2011	238,797	2.51	183	16,608	1,192,335
Total		822,837	2.12	172	47,458	3,838,061

Table provided by Endeavour Silver Corp.

6.5      RESOURCE AND RESERVE ESTIMATES PRIOR TO DECEMBER, 2010

Historical resource and reserve estimates are not discussed in this report because they are not CIM compliant and have been superseded by CIM compliant estimates.

Prior to this report, four previous resource and reserve estimates for the Guanajuato Mines project were reported by Endeavour Silver. All of these previous estimates were contained in Technical Reports filed on SEDAR.

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second Technical Report was issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009.

The third Technical Report was also issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2010.

The fourth Technical Report was issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2011.

The resource and reserve estimates contained in the previous 2008 to 2011 Technical Reports comply with the CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Since the last resource and reserve estimate was completed in March, 2011, Endeavour Silver has conducted further diamond drilling and underground development and has generated new resources within the Guanajuato Mines project. Micon has audited the new resource estimate prepared by Endeavour Silver for those areas which lie beyond the limits of the current mining operations. Micon has independently estimated the resources and reserves within the boundaries of the mining operations. The discussions related to the new estimates are located in Sections 14 and 15 of this report. The new resource and reserve estimates comply with the current November, 2010 CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

7.0      GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the Guanajuato property has been copied from the March, 2009, 2010 and 2011 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

7.1      REGIONAL GEOLOGY

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

7.1.1      Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figures 7.1 and 7.2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

7.1.1.1      Esperanza Formation (Middle to Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600 m though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

Figure 7.1
Regional Geology of the Guanajuato Mining District

Figure adapted from the March, 2008 SRK Report.

Figure 7.2
Stratigraphic Column for the Guanajuato Mining District (From the Geological – Mining Monograph for Guanajuato State, COREMI)

Figure adapted from the March, 2008 SRK Report.

7.1.1.2      La Luz Formation (Upper Triassic to lower Jurassic)

The La Luz Formation which overlies the Esperanza consists primarily of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts that are dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

7.1.1.3      Guanajuato Formation (Paleocene to Eocene)

The red Guanajuato conglomerate lies unconformably over the Esperanza and less frequently on the La Luz andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicate that the unit is Eocene to Oligocene in age.

7.1.1.4      Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.1.5      Bufa Rhyolite (Cenozoic)

The Bufa rhyolite is a felsic ignimbrite ash-flow tuff that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.1.6      Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue colour to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa with a contact at El Cubo marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.1.7      Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

7.1.1.8      Chichindaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato mining district. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapour-phase cavity-filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.1.9      Comanja Granite (Cenozoic)

The Comanja granite is an important unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and it has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group had stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of basin and range tectonics and the opening of the Sea of Cortez. Post volcanism, there was a period during which peneplanation took place, with uplift beginning probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

7.1.2      Structure

The structural setting of the Guanajuato district was briefly described in the March, 2008, Technical Report by SRK. The following description of the structural setting has been excerpted from that report.

“Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining district there are three major mineralized fault systems, the La Luz, Sierra, and the Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.”

In March, 2008, Tony Starling of Telluris Consulting Ltd. (Telluris Consulting) made a 7 day field visit to the Guanajuato mines and deposits on behalf of Endeavour Silver. The emphasis of this visit was placed on the La Luz and Cebada mine areas. The aim of this structural study was to provide a detailed appraisal of the control of mineralization in the Guanajuato group of deposits to generate a model that could be applied to near-mine exploration.

The preliminary conclusions of this structural geology study are summarized as follows:

  Pre-mineralization deformation occurred during the Laramide orogeny (~80-40 Ma) with two main phases; northeast-southwest to east-northeast-west-northwest compression followed by a swing to north-northeast directed compression. This resulted in pre-mineral folds and thrusts in the Esperanza Formation at the Cebada Mine trending west-northwest.

  Early post-Laramide extension (~30 Ma) was oriented north-south to north-north-east and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone during early stage intermediate-sulphidation style mineralization.

  Regional extension then rotated abruptly to the east-northeast-west-northwest (~28 Ma) resulting in early stage basin and range deformation and block faulting at Guanajuato. The second stage of mineralization occurred at Guanajuato during this event and resulted in tilting of the sequence to the northeast along north-northwest- trending listric (?) fault zones such as the Vein Madre.

  Following mineralization, east-northeast extension continued to around 12 Ma when it began to rotate to the northwest (under the influence of the San Andreas system) and at the present day probably is oriented north-south due to subduction along the Trans-Mexico Volcanic Belt (post-mineralization graben formation).

  Regionally the two extensional events active around the time of mineralization appear to have resulted in two phases of mineralization (30-27 Ma?) at Guanajuato, a phenomenon which has been seen in other important epithermal vein districts in the Altiplano such as Zacatecas-El Orito and San Sebastian-Don Sergio.

  Along the Vein Madre system ore shoots were controlled during early-stage mineralization by anti-clockwise strike-swings along the main structure and at intersections with west-northwest and northeast fault zones (<2,100 m?). These tended to generate relatively steep ore shoots plunging to the south along the Vein Madre.

  During the second phase, early basin and range deformation, the listric block faulting and tilting accompanying mineralization reactivated parts of the Vein Madre and developed new systems such as La Luz (>2,000 m?). The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

  The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

  With the protracted tectonic evolution at Guanajuato there appears to have operated structural and hydrothermal telescoping along with pinching of ore shoots due to changes in dip and/or strike. There is potential to find extensions to mineralization below barren horizons and high-level orebodies that are blind to surface.

7.2      PROJECT GEOLOGY

The most important mineralization in the Guanajuato mining district consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced more than 130 t of gold and 30,000 t of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra, which are illustrated in Figures 7.3 and 7.4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

Figure 7.5 is a surface map showing the veins and concession boundaries for the Bolañitos and Golondrinas mines.

Figure 7.3
Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato

Figure from the Telluris Consulting Report, 2008.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

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Arperos
La Luz
VETA LA LUZ
VETA
MADRE
Santa Rosa
Monte de San Nicholas
VETA LA SIERRA
Bajio Fault
La Aldana Fault
VETA
AMPARO
Guanajuato
El Cubo
VETA EL CUBO
LEGEND
Quaternary
Tertiary Paleocene
Cretaceous
Alluvium
Mafic intrusives and flows
Calcalkaline volcanic sequence
Continental sedimentary rocks
Comanja granite
Felsic and mafic intrusives
Metamorphosed volcano-sedimentary sequence
Endeavour concession
Veins
0
5 km
Scale

Figure adapted from the March, 2008 SRK Report.

44

Figure 7.5
Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato

Figure adapted from the March, 2008 SRK Report.

Endeavour Silver currently has three mines at Guanajuato that are in operation. These are the Cebada mine, exploiting the Vein Madre, and the Bolañitos and Lucero mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 7.3. At Mina Asunción, another of Endeavour Silver’s mines in La Luz, Endeavour Silver was extracting previously broken ore left behind in old stopes. There are a number of other mines not currently in operation, such as the San Roman mine in the La Luz system, which is contained within Endeavour Silver’s land concessions.

7.3      MINERALIZATION

The following description of the mineralization of the Guanajuato property has been copied from the March, 2009, 2010 and 2011 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

Mineralized veins on the Guanajuato Mines project consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulphide-rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. The mineralization is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

The textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic mineralized veining within Endeavour Silver’s concessions. All of the mineralized structures within Endeavour Silver’s concessions are hosted within the Esperanza and La Luz formations

7.3.1      Vein Madre

The Vein Madre is the main mineralized structure in the Guanajuato mining district. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for more than 20 km in a shear zone which can be over 200 m thick. It contains five major mines, all of which are in operation, or currently being explored. Most of the major mineralization is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. The Cebada mine is Endeavour Silver’s only mine on this system and is located at the northern limit of known economic grade mineralization.

A detailed petrographic study of fluid inclusion and gangue mineral textures conducted on deposits in the Vein Madre system indicated systematic trends in the types of fluid inclusions present and the gangue mineral type and texture (i.e. type of silica, presence or absence of bladed calcite) and ore grades (Moncada et al., 2008). The study indicated that areas of the Vein Madre that have high precious metals grades are associated with areas with liquid-rich and vapour-rich inclusions that provide evidence for boiling. Areas with high silver and gold grades are also associated with bladed calcite which is characteristic of boiling hydrothermal fluids. Areas of most intense boiling are associated with both bladed calcite and silica pseudomorphs after bladed calcite. These observations were incorporated into a geographical information platform to define potential geospatial correlations between the fluid inclusion characteristics, the gangue mineral textures and ore grades. These results may possibly be used to predict ore grades based on petrographic observations of fluid inclusion and mineral textures and provide a relatively simple and rapid tool for evaluating veins along unexplored portions of the Vein Madre and in other epithermal silver systems. Importantly, evidence of boiling in the deepest levels of the Vein Madre suggests that additional silver ± gold resources are likely to occur at depths below the deepest levels of current mining activity.

7.3.2      La Luz Veins

The mineral zones of the La Luz vein system are spread over a zone some 8 km wide and include the more significant veins of La Luz, Bolañitos and Los Reyes, as well as countless other parallel striking veins, many of which have been exploited. They generally strike 315° to 360° and dip steeply to the east or the west. In contrast to Vein Madre, individual veins are less extensive and generally no more than 1.5 km in strike length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Vein Madre fault.

There are two operating mines that Endeavour Silver operates on the La Luz vein system. These are the Bolañitos and Lucero mines. Mina Golondrinas, which is now closed, exploited two principal veins, the Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins; however, in the southeast part of the mine the veins dip in the opposite direction. The Mina Bolañitos exploits the Bolañitos, San José and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. The San José vein splays off the Bolañitos vein in the southern part of the mine. The Lucero vein which also occurs in the Bolañitos area was one of the targets evaluated during the latter half of 2009 and has been in full production in 2010 and has been extended in strike length.

In 2008, surface diamond drilling by Endeavour Silver discovered a new vein, named Lucero, in the footwall of the San José vein (Figure 7.6). The Lucero vein generally strikes northwest, subparallel to the San José vein, but dips moderately to the west, opposite to the dip of the San José vein. The Lucero vein is located only 35 m from the San José vein. By the end of December, 2008, Endeavour Silver’s development crews had already advanced approximately 100 m and the vein was still open to the northwest and southeast. For this distance, the average grade of the vein was 410 g/t silver and 3.0 g/t gold over a true width of 2.3 m.

In 2009, surface diamond drilling by Endeavour Silver discovered the Karina vein, a new subparallel vein approximately 100 m in the footwall of the Lucero vein.

In 2010, surface diamond drilling by Endeavour Silver discovered two more veins, Fernanda and Daniela, in the footwall of the Lucero and Karina veins.

Reserves and resources have since been estimated for the Lucero and new resources identified on the Karina, Fernanda and Daniela veins. Further exploration and development will continue on these veins in 2012.

Mina Asunción, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asunción mine area dip west, and veins in the east dip to the east.

Figure 7.6
Lucero Vein in the Bolañitos Mine

Figure supplied by Endeavour Silver Corp.

7.3.3      Mineralogical Studies

In 2010, Endeavour Silver contracted Lucas Ochoa Landín, Ph.D., to conduct a mineralogic study on several samples of diamond drill core submitted for the Lucero and Karina veins of the La Luz vein system.

The samples submitted were primarily quartz veins with similar gangue and sulphide mineralogy. The veins are typically comprised of fine-grained banded white quartz vein with late-stage veinlets of calcite. Fragments of argillized wallrock are common. Neither sericite nor adularia was reported for any of the samples studied.

Silver mineralization occurs as disseminations and fine bands of silver sulphosalts mainly accompanied by pyrite and minor sphalerite and chalcopyrite. Silver minerals identified include acanthite-argentite, tenanite-tetrahedrite, pyrargyrite and rare native silver. Sulphides occur mainly as irregular crystals generally <1.0 mm in size, and in most cases <0.2 mm. Enargite (?) was reportedly observed in some samples but this is inconsistent with the low-sulphidation epithermal environment and is probably some other silver sulphosalt. No visible gold was observed in the samples submitted for mineralogic study.

Mineralization is interpreted to correspond to a low sulphidation epithermal system that formed at temperatures between 220º to 280º C and at depths between 300 to 800 m.

One sample of green-coloured altered wallrock adjacent to the Lucero vein was also submitted for mineralogic study. This sample was described in hand specimen as being a strongly silicified volcanic andesite with quartz-pyrite veinlets and late cross-cutting calcite veinlets. The pervasive green colour was attributed to the presence of epidote. In thin section, the rock displayed a distinct trachytic texture with euhedral-subhedral crystals of plagioclase (80%) between 0.2 and 0.5 mm in length. Phenocrysts of possible pyroxene, now altered to chlorite and calcite, were also observed. The texture and composition of the rock correspond to an andesite flow and the strong pervasive epidotization is probably related to regional propylitization.

8.0      DEPOSIT TYPES

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Guanajuato Mines project has yet been established precisely. However, drilling at Cebada suggests that the top of the boiling zone is just below surface, since mineralization is spotty on surface above the deposit. The bottom is not currently known. In La Luz, veins with weak mineralization have been observed on surface. In summary, the drilling to date suggests a vertical extent of mineralization around 250 m to 300 m in the La Luz system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Acidic Alteration
(Kaolinite +/- Alunite +/- native S - opaline Silica
(Steam-heated Alteration)
Chalcedony Blanket
Paleo Surface
Hot Springs
Water Table
Sinter Terrace
Sericite/illite
+/- Adularia
Chlorite-calcite
+/- Epidote
Permeable Lithology
Vein Ore
50 - 100
50 - 100
metres
Vein Ore
Crustified Quartz/Chalcedony-carbonates
+/- Adularia +/- Barite/Fluorite
Smectitete/Mixed-layer Clay
+/- Chlorite

Figure taken from Pressacco, 2005.

51

9.0      EXPLORATION

9.1      2011 GENERAL EXPLORATION AND DRILLING

9.1.1      Underground Exploration

In 2011, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Cebada mine. The program included drilling below the 515 level in the central part, approximately 100 m down dip from the level, and below the 315 level in the northwest area, approximately 200 m down dip from the level.

The program led to the discovery of new resources. The new discovery in the central part is mineable from the 515 level and accessible from the level for further exploration. The northwest area is both mineable and accessible from the 315 level.

During 2011, Endeavour Silver completed 8,476 m of drilling in 45 underground diamond drill holes at the Cebada mine. A total of 3,727 samples were collected and submitted for assay (3,108 + 619 control samples).

9.1.2      Surface Exploration

9.1.2.1      Expenditures

In 2011, Endeavour Silver spent US $4,333,129 (excluding property holding costs) on surface exploration activities on the Guanajuato Mines project, as summarized in Table 9.1.

Table 9.1
Summary of the 2011 Expenditures for the Guanajuato Mines Project Surface Exploration Program

Name of Concession/Claim	Description	Pesos	US $
Bolañitos	Assays	196,185	15,795
	Housing	5,129	413
	Contractors services	14,685	1,182
	Salaries	26,550	2,138
	Expenditures non deductible	20,000	1,610
	Subtotal	262,549	21,138
Karina - Daniela - La Joya	Assays	1,294,690	104,234
	Consultants	170,561	13,732
	Diamond drilling	29,853,436	2,403,469
	Field	393,324	31,666
	Housing	177,152	14,262
	Food	131,123	10,557
	Geology and engineering personnel	2,714,100	218,509
	Contract services	11,413	919
	Reclamation	157,863	12,709
	Roads and drill pads	1,547,508	124,588
	Salaries (Subtotal)	887,533	71,454

Name of Concession/Claim	Description	Pesos	US $
	Travel and lodging	153,134	12,329
	Gas	110,632	8,907
	Repair and maintenance	115,883	9,330
	Expenditures non deductible	93,456	7,524
	Subtotal	37,811,805	3,044,188
Belén	Assays	348,116	28,026
	Consultants	168,968	13,603
	Contractors	65,000	5,233
	Diamond drilling	6,532,486	525,924
	Field	114,162	9,191
	Housing	15,900	1,280
	Food	31,605	2,545
	Geology and engineering personnel	419,561	33,778
	Reclamation	17,277	1,391
	Roads and drill pads	541,782	43,618
	Salaries (Subtotal)	73,456	5,914
	Travel and lodging	16,266	1,310
	Gas	28,131	2,265
	Repair and maintenance	7,920	638
	Expenditures non deductible	10,450	841
	Subtotal	8,391,079	675,557
Bolañitos North	Assays	110,281	8,879
	Consultants	118,968	9,578
	Diamond drilling	3,925,202	316,014
	Field	56,966	4,586
	Housing	25,624	2,063
	Food	16,396	1,320
	Geology and engineering personnel	527,945	42,504
	Roads and drill pads	237,965	19,158
	Salaries (Subtotal)	140,428	11,306
	Travel and lodging	10,559	850
	Gas	29,007	2,335
	Repair and maintenance	6,217	501
	Expenditures non deductible	12,366	996
	Subtotal	5,217,923	420,089
La Soledad	Assays	88,701	7,141
	Diamond drilling	1,420,822	114,389
	Field	914	74
	Food	3,483	280
	Geology and engineering personnel	124,188	9,998
	Roads and drill pads	51,570	4,152
	Salaries	35,228	2,836
	Travel and lodging	1,254	101
	Gas	6,505	524
	Repair and maintenance	4,920	396
	Expenditures non deductible	22,564	1,817
	Subtotal	1,760,150	141,708
La Luz	Assays	72,066	5,802
	Consultants	58,000	4,670
	Field	229	18

Name of Concession/Claim	Description	Pesos	US $
	Food	621	50
	Geology and engineering personnel	239,176	19,256
	Contract services	4,720	380
	Travel and lodging	2,389	192
	Expenditures non deductible	1,008	81
	Subtotal	378,209	30,449
	Total	53,821,716	4,333,129

Table supplied by Endeavour Silver Corp.

9.1.2.2      Drilling

During 2011, Endeavour Silver completed 32,005 m of drilling in 115 surface diamond drill holes at the Guanajuato Mines project. A total of 6,582 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2011 is summarized in Table 9.2.

Table 9.2
Guanajuato Mines Project Surface Exploration Drilling Activities in 2011

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Karina-Daniela-La Joya	80	22,362.75	4,678
Bolañitos North	9	3,173.25	366
Belén	21	5,317.80	1,245
La Soledad	5	1,151.10	293
Total	115	32,004.9	6,582

Table supplied by Endeavour Silver Corp.

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

9.1.2.3      Other Surface Exploration Activities

La Luz

In January, 2011, geological mapping and sampling commenced in the La Luz vein area of the La Luz sub-district of Guanajuato (Figure 9.1). A total of 340 rock samples were collected and sent to ALS for analysis. Significant assays for rock sampling in the La Luz area are shown in Table 9.2.

The La Luz epithermal veins consist of brecciated, tabular and vetiform structures comprised of mainly quartz-calcite with drusy cavities. Quartz is associated with silver-gold mineralization which in places is oxidized with iron oxides such as limonite, hematite, goethite and jarosite. At depth, the vein consists of white quartz and banded amethyst with drusy textures of calcite and pyrite. Wallrock alteration consists of patchy argillization and clay, propylitization and silicification. The veins range in width from 0.40 m to 3.5 m with intermediate horses of andesite.

The La Luz area is covered by a volcanic unit called “Basaltos La Luz” which consists of massive basaltic andesite. The colour of the rock varies from gray-light greenish to gray-dark greenish, ochre and dark brown weathered with aphanitic and porphyritic texture. Minor calcite and pyrite are present in the unit. The unit also contains a La Luz system of northwest-southeast veins-faults, which host the mineralization of gold and silver.

Along the surface trace of the La Luz vein are a series of workings (shafts, pits, adits, ramps). Most are either buried or filled with water. Reconnaissance reached the north boundary of the claim, in the place known as the San Bernabe adit. The San Bernabe adit was visited and extends underground for about 85 m. The adit is filled with abundant fallen material and it will require securing and cleaning up in order to conduct sampling, mainly in the La Cruz-San Rafael zone.

Figure 9.1
Surface Geological Map of La Luz-Soledad areas

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

In the north part, the La Luz vein deflects lightly towards northwest, possibly displaced by a strong fault, crossing across the Melladito creek.

Table 9.3
Significant Assays for Rock Sampling in the La Luz Vein Area

Sample ID	Length (m)	Description	Assays
			Au (ppm)	Ag (ppm)
LL185	1	Andesite (vein) Qz+Ca+Ox	0.25	121
LL187	0.5	Andesite (vein) Qz+Ca+Ox	0.24	100
LL192	1.4	Andesite (breccia) Qz+Ox	1.98	88
LL194	1.7	Andesite (vein) Qz+Ox+Py	0.52	139
LL200	1.1	Andesite (breccia) Qz+FeOx	1.47	15
LL207	1.2	Andesite (vein) Qz+(Fe,Mn)Ox	1.26	12
LL208	0.8	Andesite (vein) Qz+FeOx	1.28	<5
LL209	0.5	Andesite (vein) Qz+FeOx	2.65	38
LL210	1.5	Andesite (vein) Qz+FeOx	1.69	11
LL223	0.6	Andesite (vein) Qz+FeOx+Py	2.21	13
LL225	1.5	Andesite (veinlets) Qz+Ca+FeOx	1.06	15
LL233	1.3	Andesite (vein) Qz+Ca+(Fe,Mn)Ox+Py	0.55	84
LL234	1	Andesite (vein) Qz+Ca+(Fe,Mn)Ox+Py	0.31	152
LL243	0.45	Andesite (vein) Qz+FeOx+Py	0.63	176
LL247	1.1	Andesite (veinlets) Qz+FeOx+Py	3.06	143
LL259	0.35	Andesite (Breccia) Qz+(Fe,Mn)Ox+Py	0.29	77
LL260	0.75	Andesite (veinlets) Qz+(Fe,Mn)Ox	0.33	89
LL261	1	Andesite (vein) Qz+Ca+Ox	0.79	73
LL263	0.7	Andesite (veinlets) Qz+(Fe,Mn)Ox+Py	10.80	47
LL264	0.6	Andesite (Breccia) Qz+Ca+Ox+Py	0.64	33
LL289	0.3	Andesite (veinlets) Qz+Ox+Py	4.88	36
LL292	0.25	Andesite (vein) Qz+(Fe,Mn)Ox	0.78	19
LL309	0.4	Andesite Qz+(Fe,Mn)Ox	2.49	141
LL311	0.45	Andesite Qz+FeOx	1.69	48
LL312	0.2	Andesite Qz+FeOx	0.85	20
LL313	0.4	Andesite FeOx+Py	0.35	11
LL316	1.5	Dike Qz+Py	0.34	11
LL343	0.35	Andesite Qz+FeOx	1.39	<5
LL346	0.3	Andesite Qz+FeOx	3.82	56
LL349	0.25	Andesite Qz+FeOx	1.39	11

Table supplied by Endeavour Silver Corp.

To the south, the La Luz vein is interpreted to join the Plateros vein. Approximately 320 m southwest of the Asunción shaft, the possible continuation of the Plateros vein was mapped. This structure is about 3.2 m wide and trending NW25ºSE. It outcrops for approximately 220 m. The structure is intensely silicified and argillized with quartz + pyrite + iron oxide.

Some secondary vein structures were also mapped in the southern part of the La Luz vein area. These structures are possibly parallel to the Plateros vein and include the Fatima and Isabel veins. The Fatima vein appears to pass through the Tula Shaft in the north part, with a general trend of NW40ºSE, with a slight deflection towards NW60ºSE and variable dipping 70º-80º. The structure consisted of a quartz-calcite vein with iron oxides and disseminated pyrite. This structure has a better expression in the area known as Los Baños in a covered shaft (unknown depth) named the Diego shaft. The vein outcrops with a width of 80 cm and trending NW60ºSE/72ºSW. It consisted of quartz with colloform texture and disseminated pyrite. The host rock is locally brown-weathered, light green basaltic-andesite that is silicified and chloritized in places.

The Isabel vein trends south towards San Vicente shaft and going through the Torrecillas shaft. The vein has a general trend of NW55ºSE but deflects and trends N25ºW/81ºSW. The continuity of the vein was uncertain. The structure consisted of quartz-calcite with disseminated pyrite hosted in a strongly silicified and pyritized andesite of cream colour.

Soledad

During January and February, 2011, geological mapping and sampling was also conducted in the Soledad vein area of the La Luz sub-district (Figure 9.1). A total of 67 rock samples were collected and sent to ALS for analysis. Significant assays for rock sampling in the Soledad area are shown in Table 9.4.

Table 9.4
Significant Assays for Rock Sampling in the Soledad Vein Area

Sample ID	Length (m)	Description	Assays
			Au (ppm)	Ag (ppm)
SVS-7	1.40l	Quartz breccia	0.46	106
SVS-8	2.0	Quartz breccia	0.57	49
SVS-9	1.10	White quartz vein w/ iron oxide	1.7	67
SVS-10	1.20	White quartz vein w/ iron oxide	1.47	67
SVS-11	0.80	White quartz vein w/ iron oxide	2.47	12
SVS-12	0.75	White quartz vein w/ iron oxide	2.83	69
SVS-13	Grab	White quartz vein w/ disseminated Fe & Mn oxides	1.34	155
SVS-14	0.30	White quartz vein w/ iron oxide	2.9	<5
SVS-21	Grab	Quartz veinlets in andesite	<0.05	46
SVS-22	Grab	Silicified zone w/ oxidized pyrite	0.67	<5
SVS-23	0.70	White quartz vein w/ iron oxide	0.29	73
SVS-24	0.70	White quartz vein w/ iron oxide	0.36	58
SVS-44	Grab	Silicified zone w/ oxidized pyrite	0.21	53
SVS-45	0.25	White quartz vein w/ iron oxide	0.32	20
SVS-46	030	White quartz vein w/ iron oxide	0.12	123
SVS-48	0.20	Silicified zone w/ oxidized pyrite	0.32	109
SVS-49	0.15	White quartz vein w/ iron oxide	0.24	143
SVS-50	0.15	Silicified zone w/ oxidized pyrite	0.31	19
SVS-56	1.20	White quartz vein w/ iron oxide	0.13	67
SVS-60	0.80	Silicified zone w/ oxidized pyrite	<0.05	49

Table supplied by Endeavour Silver Corp.

The objective was to map and sample the Soledad vein and the area between the Soledad and Bolañitos veins. Some old mine workings and pits were identified and used to map out the surface trace of the main vein structures.

The area between the Soledad and Bolañitos veins mainly consists of andesite from the La Luz Formation (JKa-FmL), The rocks of this formation were observed to be deformed and foliated due to compressive and tectonic events. Superimposed on the structurally deformed units was an epithermal event with a system of veins and veinlets and silver and gold mineralization. Outcrops of mainly veinlets of quartz, quartz-calcite, ranging in width from 3 to 20 cm, were observed.

Most of the hills are covered by vegetation and structures are not easily recognized. Some haloes of propylitic alteration were observed and other zones with strong oxidation. Some strongly altered zones were observed associated with millimetre-scale quartz veinlets and float. Most of the alteration zones close to vein structures were wide, extending several metres into the wall rock.

La Joya Puertecito

During February and March, 2011, geological mapping and sampling were completed in the area of the La Joya and Puertecito veins (Figure 9.2). Mapping revealed some old workings in the La Joya and Puertecito area which were sampled.

A total of 83 rock samples were collected in the La Joya and Puertecito area and sent to ALS for analysis. Significant assay results are shown in Table 9.5.

La Joya South

In November, 2011, reconnaissance geological mapping and sampling commenced in the La Joya South area (Figure 9.3). A total of 85 rock samples were collected and sent for analysis to ALS. Significant assay results are shown in Table 9.6.

Reconnaissance mapping was also conducted on the adjoining Sirio and Irenita concessions. The main workings and structures were mapped in the Sirio area. On the Irenita claim, a 40m-wide and 100m-long tectonized zone with weak silicification and hosted in the Filoniano Complex was identified.

Figure 9.2
Surface Geological Map of La Joya-Puertecito Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

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Table 9.5
Significant Assays for the Rock Sampling in the La Joya and Puertecito Vein Area

Sample ID	Length (m)	Description	Assays	
			Au (ppm)	Ag (ppm)
MLJ-01	Grab	Drusy white quartz vein w/ iron oxides in cavities	0.26	88
MLJ-06	0.60	Drusy white quartz vein w/ iron oxides in cavities	0.17	95
MLJ-09	Grab	White quartz float w/ disseminated iron oxides & sulphide veinlets	0.81	133
MLJ-10	0.10	White quartz vein breccia w/ silicified andesite fragments & traces of sulphides	0.40	302
MLJ-18	0.40	Silicified quartz vein breccias with andesite fragments and disseminated iron oxides and relict pyrite	0.18	205
MLJ-20	0.80	White quartz vein breccia w/ silicified andesite fragments	0.21	83
MLJ-21	0.55	Roca Andesite, intemperizada (arg+prop) w/ fragments of quartz, moderate oxidation	0.95	102
MLJ-23	0.70	White quartz vein breccia w/ silicified andesite fragments & traces of sulphides	1.25	26
MLJ-31	0.90	White quartz vein breccia w/ silicified andesite fragments & traces of sulphides	0.31	82
MLJ-34	0.65	Drusy brecciated quartz vein w/ iron oxides in cavities	0.34	76
MLJ-48	0.50	Drusy white quartz vein w/ iron oxides in cavities	0.51	93
MLJ-49	0.45	Drusy white quartz vein w/ iron oxides in cavities	<0.05	57
MLJ-51	0.40	Drusy white quartz vein w/ iron oxides in cavities	0.6	56
MLJ-52	0.40	Drusy white quartz vein w/ iron oxides in cavities	0.18	138
MLJ-53	0.40	Drusy white quartz vein w/ iron oxides in cavities	0.06	88
MLJ-55	0.40	Drusy white quartz vein w/ iron oxides in cavities	0.14	63
MLJ-62	0.50	Silicified and propylitized andesite in footwall of vein	0.84	63
MLJ-68	0.40	Drusy white quartz vein w/ iron oxides in cavities	0.16	67
MLJ-79	0.3	Quartz-Sericite vein w/ disseminated sulphides	0.26	64
MLJ-81	0.35	Drusy white quartz vein w/ iron oxides in cavities	1.31	176
MLJ-82	0.25	Drusy white quartz vein w/ iron oxides in cavities	0.49	110
MLJ-83	0.4	White quartz vein breccia w/ silicified andesite fragments & traces of sulphides	0.47	161

Table supplied by Endeavour Silver Corp.

60

micon INTERNATIONAL LIMITED | mineral industry consultants

UNIFICACION GOLONDRINAS
MATILDE ADIT
OLD SHAFT
EL CEDRO ADIT
LA JOYA SHAFT
LA JOYA ADIT
REY SHAFT
MAGDALENA
EL PUERTECITO ADIT
PUERTECITO SHAFT (Santa Paula)
SIRIO
AMPL. DEL SIRIO
AMPLIACION DE BELEN
EL CAPULIN ADIT
GOLONDRINAS MINE
CALIFORNIA ADIT
TECTONIC ZONE
NANA CHEPA SHAFT
LA JOYA VEIN
SAN JOSE DE LA ERA SHAFT
IRENITA
ESTRELLA SHAFT
EL PUERTECITO
ROBLEDO
2328750-N
2328500-N
2328250-N
2328000-N
2327750-N
260000-E
260250-E
260500-E
260750-E
261000-E
261250-E
N
Alluvium
JKa-FmSC
JKa-FmL
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
SCALE
0 50 100 200 400
Meters
SURFACE MAP
LA JOYA SOUTH AREA
ENDEAVOUR SILVER

61

10.0      DRILLING

10.1      GENERAL DISCUSSION

10.1.1      Underground Drilling Procedures

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. The drilling design is to avoid intercepts with angles less than about 35° to the target, and most are between 40° and 90°. Drill holes are typically NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. Then the hole is surveyed using a Reflex multi-shot down-hole survey instrument at 12 m, 30 m and then each 30 m until the end of the hole. The survey data obtained from the drill hole are transferred to the databases.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

The core is cut in half with a diamond bladed saw.

The core storage facilities at Guanajuato are well protected by high level security fences and are under 24-hour surveillance by security personnel.

10.1.2      Underground Logging Procedures

The logging is conducted using an excel template and then is stored in the databases. Only one person can be adding data to a project’s database at any time.

10.1.3      Surface Drilling Procedures

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept of angles less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

10.1.4      Surface Core Logging Procedures

In 2011, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects.

A configuration set-up by Century Systems Technologies Inc. (Century) was selected for this purpose (Figure 10.1). Century was chosen because it directly interfaces with other software, like Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

  DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Vista computer.

  DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client is used to move data back and forth between the local computer and the server(s).

Figure 10.1
Century’s Configuration for Drill Hole Data Collection for the Guanajuato Mines Project

Figure provided by Endeavour Silver Corp.

In 2008, Endeavour Silver established logging codes and other database organization protocols and implemented the Century data collection and data management system at the Guanajuato properties.

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

The data are captured at the project or in the office and the database files can be posted to a secure area in the office for others to copy to their computers and view.

10.2      2011 DRILLING PROGRAM AND RESULTS

10.2.1      Underground

In 2011, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Cebada mine. The program included drilling below the 515 level in the central part, approximately 100 m down dip from this level, and below the 315 level in the North West area, approximately 200 m down dip from this level.

The program led to the discovery of new resources. This new discovery in the central part is mineable from the 515 level and accessible from this level for further exploration.

During 2011, Endeavour Silver completed 8,476 m of drilling in 45 underground diamond drill holes at the Cebada mine. A total of 3,727 samples were collected and submitted for assay (3,108 + 619 control samples). Underground exploration drilling undertaken since January, 2011 is summarized in Table 10.1.

Table 10.1
2011 Underground Exploration Drilling Activities at the Cebada Mine

Month	Number of Drill Holes	Metres	Number of Samples
January	1	358.0
February	2	427.0
March			241
April			251
May	3	441.0
June	7	1,173.5	311
July	6	1,526.5	266
August	6	880.5	668
September	7	931.5	528
October	5	989.0	513
November	5	1,262.5	529
December	3	486.2	259
Total	45	8,475.7	3,566

Table provided by Endeavour Silver Corp.

Underground diamond drilling was conducted from January, 2011 to February, 2011 by Services Inter Lab de México S.A. de C.V. and from May, 2011 to December, 2011 by Boart Longyear de México S. A. de C. V.

10.2.1.1      Cebada Underground Diamond Drilling Program

Table 10.2 summarizes the details for the 2011 underground drilling program at the Cebada mine.

Table 10.2
Summary of the 2011 Underground Exploration Drill Holes at the Cebada Mine

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth (m)	Start Date	Finish Date
CU-25	103 °	-61 °	NQ	196.7	01-Jan-11	19-Jan-11
CU-26	85 °	-17 °	NQ	250.8	20-Jan-11	05-Feb-11
CU-27	110 °	-70 °	NQ	220.9	06-Feb-11	11- Feb -11
CU-28(*)	103 °	-18 °	NQ	116.6	12-Feb-11	15- Feb -11
CU-29	12 °	-61 °	NQ	153.0	23-May-11	25-May-11
CU-30	41 °	-46 °	NQ	138.0	25-May-11	28-May-11
CU-31	94 °	-44 °	NQ	150.0	28-May-11	30-May-11
CU-32	84 °	-80 °	NQ	150.0	31-May-11	02-Jun-11
CU-33	343 °	-44 °	NQ	181.5	02- Jun -11	05- Jun -11
CU-34	106 °	-59 °	NQ	152.0	05- Jun -11	08- Jun -11
CU-35	121 °	-29 °	NQ	159.0	12- Jun -11	16- Jun -11
CU-36	4 °	-19 °	NQ	144.0	17- Jun -11	21- Jun -11
CU-37	359 °	-58 °	NQ	207.0	21- Jun -11	25- Jun -11
CU-38	35 °	-70 °	NQ	180.0	27- Jun -11	28- Jun -11
CU-39	332 °	-69 °	NQ	235.5	29- Jun -11	03-Jul-11
CU-40	141 °	-63 °	NQ	222.0	03-Jul-11	07-Jul-11
CU-41	7 °	-35 °	NQ	220.5	07-Jul-11	12-Jul-11
CU-42	344 °	-44 °	NQ	220.5	12-Jul-11	16-Jul-11
CU-43	330 °	-55 °	NQ	250.0	18-Jul-11	22-Jul-11
CU-44	4 °	-43 °	NQ	172.0	22-Jul-11	27-Jul-11
CU-45	28 °	-79 °	NQ	206.0	27-Jul-11	05-Aug-11
CU-46	91 °	-78 °	NQ	228.0	06- Aug -11	10- Aug -11
CU-47	353 °	-29 °	NQ	189.0	11- Aug -11	19- Aug -11
CU-48	3 °	-32 °	NQ	157.0	19- Aug -11	24- Aug -11
CU-49	345 °	-72 °	NQ	141.0	24- Aug -11	27- Aug -11
CU-50	108 °	-29 °	NQ	143.0	27- Aug -11	31- Aug -11
CU-51(*)	327 °	-59 °	NQ	60.0	31- Aug -11	01-Sept-11
CU-52	68 °	-89 °	NQ	118.5	02- Sept -11	12- Sept -11
CU-53	1 °	-52 °	NQ	147.0	13- Sept -11	18- Sept -11
CU-54	44 °	-65 °	NQ	141.0	19- Sept -11	21- Sept -11
CU-55	44 °	-82 °	NQ	123.0	21- Sept -11	23- Sept -11
CU-56	94 °	-64 °	NQ	121.5	23- Sept -11	26- Sept -11
CU-57	94 °	-40 °	NQ	117.0	26- Sept -11	28- Sept -11
CU-58	349 °	-76 °	NQ	120.0	28- Sept -11	30- Sept -11
CU-59	74 °	-24 °	NQ	117.0	30- Sept -11	04-Oct-11
CU-60	74 °	-54 °	NQ	111.0	04-Oct-11	11-Oct-11
CU-61	80 °	-61 °	NQ	185.0	12-Oct-11	19-Oct-11
CU-62	13 °	-58 °	NQ	276.0	19-Oct-11	25-Oct-11
CU-63	45 °	-76 °	NQ	306.0	26-Oct-11	31-Oct-11

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth (m)	Start Date	Finish Date
CU-64	111 °	-77 °	NQ	270.0	01-Nov-11	07-Nov-11
CU-65	343 °	-75 °	NQ	264.0	07-Nov-11	12-Nov-11
CU-66	45 °	-46 °	NQ	171.0	12-Nov-11	16-Nov-11
CU-67	72 °	-42 °	NQ	154.0	17-Nov-11	22-Nov-11
CU-68	17 °	-41 °	NQ	184.5	22-Nov-11	26-Nov-11
CU-69	93 °	-71 °	NQ	232.5	26-Nov-11	01-Dec-11
CU-70	-	-90 °	NQ	334.7	01-Dec-11	11-Dec-11
CU-71	56 °	8 °	NQ	138.0	12-Dec-11	16-Dec-11
			Total	8,475.7

Table provided by Endeavour Silver Corp.

10.2.1.2      Vein Madre Underground Diamond Drilling Program Results

A total of 3,108 samples were collected from the drilling at the Cebada mine. Table 10.3 summarizes the results of this drilling. A plan view and longitudinal section depicting the intersection points for the 2011 underground diamond drilling for Vein Madre vein are shown in Figures 10.2 and 10.3, respectively, while the vertical sections are shown in Figures 10.4 and 10.5.

Table 10.3
Summary of the Cebada Mine Underground Exploration Drill Hole Results for 2011

Drill Hole	Vein	Mineralized Intersection(m)			Assays Results (g/t)
		From	To	Core Length	Gold	Silver
CU-24	Vein Madre	No significant values
CU-25	Vein Madre	No significant values
CU-26	Vein Madre	No significant values
CU-27	Vein Madre	No significant values
CU-29	Vein Madre	No significant values
CU-30	Vein Madre	No significant values
CU-31	Vein Madre	88.7	90.0	1.3	1.02	217
CU-32	Vein Madre	103.2	104.7	1.5	0.76	339
CU-33	Vein Madre	114.0	115.0	1.0	0.93	391
CU-34	Vein Madre	103.3	104.8	1.5	0.32	61
CU-35	Vein Madre	114.3	119.2	4.9	5.50	945
CU-36	Vein Madre	130.3	134.3	4.0	0.60	118
Including		132.8	134.3	1.5	1.00	203
CU-37	Vein Madre	91.2	92.2	1.1	2.29	34
CU-38	Vein Madre	97.2	98.8	1.6	0.17	65
CU-39	Vein Madre	96.8	103.5	6.7	1.62	470
Including		102.3	103.5	1.2	6.38	2,030
CU-40	Vein Madre	105.6	107.8	2.2	0.10	116
Including		105.6	106.6	1.0	0.10	190
CU-41	Vein Madre	92.0	96.5	4.5	1.04	187
Including		95.0	96.5	1.5	1.72	459
CU-42	Vein Madre	No significant values
CU-43	Vein Madre	No significant values
CU-44	Vein Madre	93.2	95.0	1.8	0.98	309
CU-45	Vein Madre	88.4	89.9	1.5	0.38	126
	Footwall	112.1	113.4	1.3	0.19	115
CU-46	Vein Madre	No significant values
CU-47	Vein Madre	130.6	132.6	2.0	0.30	111

Drill Hole	Vein	Mineralized Intersection(m)			Assays Results (g/t)
		From	To	Core Length	Gold	Silver
	Vein Madre	135.8	136.6	0.8	0.35	127
CU-48 Including	Vein Madre	114.7	118.7	4.0	0.11	60
		114.7	116.1	1.4	0.14	103
CU-49	Vein Madre	103.4	104.4	1.0	0.23	81
	Footwall	123.6	125.0	1.5	0.03	408
CU-50 Including	Vein Madre	107.6	110.6	3.0	0.28	74
		109.8	110.6	0.8	0.55	179
CU-52	Vein Madre	No significant values
CU-53	Footwall	103.5	105.0	1.5	0.80	210
CU-54	Vein Madre	No significant values
CU-55	Vein Madre	No significant values
CU-56	Vein Madre	No significant values
CU-57	Vein Madre	No significant values
CU-58	Vein Madre	No significant values
CU-59	Vein Madre	No significant values
CU-60	Vein Madre	No significant values
CU-61	Hanging wall	116.3	117.15	0.85	3.02	3
CU-62		Pending results
CU-63		Pending results
CU-64		Pending results
CU-65		Pending results
CU-66		Pending results
CU-67		Pending results
CU-68		Pending results
CU-69		Pending results
CU-70		Pending results
CU-71		Pending results

Table provided by Endeavour Silver Corp.

At the Cebada mine, the structure of interest is the Vein Madre. This vein is a shear and stockwork zone that can be up to 30 m true thickness. Within this zone, there are at least two mineralized bodies that vary from 2 m to 25 m in width. The 2011 drilling program focused below the 515 level in the central part of the mine where the mineralization is open at depth and also in the northwest area.

The drilling and development below the 515 level have located extensions of the mineralization that contain electrum, argentite and pyrargyrite, with less than 2% galena and chalcopyrite and 3% pyrite. Mineralization occurs as disseminations and also veinlets formed within a fault breccia zone with quartz, adularia, sericite and calcite. The host rock is shale that is intruded by andesite and diorite dykes with amethyst veinlets.

10.2.2      Surface

Historic production at the Bolañitos mine came mainly from the Bolañitos and San José veins. Several new veins, including Lucero, Karina, Fernanda and Daniela, have recently been discovered very close to the Bolañitos mine workings. Endeavour Silver has already developed and converted new resources into reserves on the Lucero vein.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 10.2
Plan View of Cebada Mine showing the Underground Drill Holes
(in blue prior to 2011; in black 2011)

N
E
S
W
Station No. 7
Stations No. 1 & 2
Station No. 3
Station No. 4
Station No. 5
Station No. 6
0 m 50 100 200 m

69

micon INTERNATIONAL LIMITED | mineral industry consultants

Station #7
Stations #1-2
Station #3
Station #4
Station #5
Station #6
1,700 msnm
0 m
50
100
200 m
P-3300
P-3200
P-3100
P-3000
P-2900
P-2800
P-2700
P-2600
P-2500
P-2400
P-2300
P-2200
P-2100

70

Figure 10.4
Vertical Cross-Section A-A’ through CU-31 and CU-32 (Station #3), Vein Madre (Az. 97° looking to the North-northeast)

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.5
Vertical Cross-Section B-B’ through CU-37-CU-39 and CU-44 (Station #4), Vein Madre (Az. 42° looking to the Northwest)

B
B'
Station #4
CU-38
CU-37
CU-44
2329800.0 N
263900.0 E
2329850.0 N
263950.0 E
2329900.0 N
264000.0 E
2329950.0 N
264050.0 E
1600.0 Z
1550.0 Z
1500.0 Z
Stope 59-2450
CU-44
CU-37
CU-39
0 m 10 20 30 m
LEGEND
Slate (black shales)
Andesite
Veta Madre
Ore zone

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

In 2011, surface drilling has successfully extended the high grade silver-gold mineralized zones within each of the Karina, Fernanda and Daniela veins to several hundred metres long by 200 m deep. All three veins are higher grade than the current reserves and resources at Guanajuato. Underground development of the Karina, Fernanda and Daniela veins is now being fast tracked for production in 2012.

10.2.2.1      Daniela Surface Diamond Drilling Program

At the end of 2010, Endeavour Silver discovered the Daniela vein, lying in the footwall of the Karina and Fernanda veins. The Daniela vein is also associated with a swarm of narrow high-grade secondary veins. The Daniela vein appears to be thicker, has higher gold grades and is still open along strike to the northwest.

In January, 2011, surface diamond drilling continued in the Daniela vein area using one drill rig provided by Layne. By mid-December, 2011, Endeavour Silver had completed a total of 11,160 m in 43 holes (Table 10.4 and Figure 10.6). Drilling has now extended the high grade, silver-gold mineralization in the Daniela vein for a total of more than 800 m along strike.

The Daniela and Footwall Daniela veins are mainly banded, brecciated and rarely massive vein structures comprised of quartz, calcite and minor sericite. Quartz is mainly white in colour but translucent quartz is also common. Amethyst is observed in a few intercepts. Calcite is also mainly white in colour, crystalline and often sugary-textured. Sericite is typically fine-grained, yellow-green in colour and generally associated with brecciated intervals. Sulphides occur mainly as disseminations and minor thin bands associated with quartz. Sulphides consist of 1-2% pyrite and traces of argentite and rare pyrargyrite.

Brecciated intervals are primarily comprised of subangular fragments of andesite. Breccias are mostly on the hanging wall and footwall contacts of the veins. Horses of fractured andesite are present in some vein intercepts.

Table 10.4
Summary for the 2011 Daniela Surface Diamond Drilling

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
KA-31	59º	-78º	HQ	304.75	08/01/2011	14/01/2011
KA-32	353º	-77º	HQ	271.00	15/01/2011	20/01/2011
KA-33	59º	-85º	HQ	316.75	21/01/2011	27/01/2011
KA-34	356º	-52º	HQ	234.80	28/01/2011	01/02/2011
DN-1	239º	-45º	HQ	328.50	02/02/2011	09/02/2011
DN-2	239º	-75º	HQ	269.70	09/02/2011	14/02/2011
DN-3	239º	-76º	HQ	251.45	15/02/2011	19/02/2011
DN-4	245º	-45º	HQ	307.00	20/02/2011	26/02/2011
DN-5	260º	-53º	HQ	221.80	27/02/2011	04/03/2011
DN-6	269º	-64º	HQ	286.80	05/03/2011	10/03/2011
DN-7	223º	-44º	HQ	252.00	11/03/2011	16/03/2011
DN-8	221º	-62º	HQ	191.90	17/03/2011	20/03/2011
DN-9	210º	-79º	HQ	310.10	21/03/2011	26/03/2011
DN-10	239º	-44º	HQ	235.60	26/03/2011	31/03/2011
DN-11	239º	-59º	HQ	166.70	17/06/2011	20/06/2011
DN-12	239º	-73º	HQ	228.80	20/06/2011	24/06/2011
DN-13	239º	-47º	HQ	169.55	25/06/2011	28/06/2011
DN-14	239º	-69º	HQ	201.25	29/06/2011	03/07/2011
DN-15	239º	-80º	HQ	249.85	04/07/2011	10/07/2011
DN-16	239º	-45º	HQ	157.65	11/07/2011	15/07/2011
DN-17	239º	-65º	HQ	194.60	15/07/2011	19/07/2011
DN-18	239º	-78º	HQ	246.70	19/07/2011	25/07/2011
DN-19	239º	-51º	HQ	170.75	25/07/2011	30/07/2011
DN-20	239º	-72º	HQ	212.90	30/07/2011	04/08/2011
DN-21	239º	-81º	HQ	283.40	04/08/2011	09/08/2011
DN-22	284º	-58º	HQ	249.05	18/08/2011	23/08/2011
DN-23	273º	-47º	HQ	191.10	24/08/2011	28/08/2011
DN-24	282º	-71º	HQ	280.00	29/08/2011	04/09/2011
DN-25	239º	-45º	HQ	272.55	05/09/2011	10/09/2011
DN-26	239º	-60º	HQ	212.85	11/09/2011	15/09/2011
DN-27	239º	-76º	HQ	316.75	16/09/2011	22/09/2011
DN-28	239º	-45º	HQ	294.60	22/09/2011	28/09/2011
DN-29	239º	-70º	HQ	194.95	28/09/2011	02/10/2011
DN-30	239º	-45º	HQ	395.35	03/10/2011	12/10/2011
DN-31	232º	-53º	HQ	322.40	13/10/2011	20/10/2011
DN-32	232º	-60º	HQ	310.35	20/10/2011	27/10/2011
DN-33	239º	-46º	HQ	293.10	28/10/2011	04/11/2011
DN-34	239º	-57º	HQ	272.90	04/11/2011	11/11/2011
DN-35	239º	-63º	HQ	301.20	11/11/2011	17/11/2011
DN-36	261º	-50º	HQ	288.70	18/11/2011	23/11/2011
DN-37	276º	-45º	HQ	308.70	23/11/2011	29/11/2011
DN-38	239º	-81º	HQ	322.95	30/11/2011	08/12/2011
DN-39	239º	-84º	HQ	267.85	08/12/2011	16/12/2011
				11,159.65

Table supplied by Endeavour Silver Corp.

Figure 10.6
Surface Map showing Completed Holes for the 2008 to 2010 (black) and 2011 (purple) Drill Campaigns in the Bolañitos Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

The host rock for the Daniela vein is andesite from the La Luz Formation (JKa-FmL).

The Karina vein was intercepted in the southern part of the Daniela area. It mainly consisted of a brecciated to banded vein with local colloform banding. The vein is comprised of white to translucent quartz and minor calcite. Also present are weak disseminations and rare veinlets of sulphides, mainly pyrite with traces of argentite.

The host rock for the Karina vein is andesite from the La Luz Formation (JKa-FmL).

The Fernanda vein was intercepted in the footwall of the Karina vein. It is mainly a narrow, banded, locally brecciated, quartz-calcite vein comprised of translucent quartz and rhombohedral calcite. Sulphides are also present as disseminations and weak bands of pyrite, traces of argentite and rare pyrargyrite. The host rock is andesite from the La Luz Formation (Jka-FmL).

Drilling highlights were mainly returned for the Daniela vein. Significant intercepts include 250 g/t silver and 5.35 g/t gold over a 9.35 m true width in hole DN-1, 404 g/t silver and 6.50 g/t gold over a 7.35 m true width in hole DN-4, 448 g/t silver and 14.02 g/t gold over a 4.61 m true width in hole DN-17 (including a high-grade interval assaying1,240 g/t silver 39.50 g/t gold over a 0.66 m true width), 170 g/t silver and 7.73 g/t gold over a 7.14 m true width in hole DN-21, and 391 g/t silver and 6.56 g/t gold over a 3.70 m true width in hole DN-31 (including a high-grade interval assaying 1,480 g/t silver 14.55 g/t gold over a 0.67 m true width).

Drilling results are summarized in Table 10.5.

Daniela, Footwall Daniela, Karina and Fernanda vein intercepts are shown on the longitudinal sections in Figures 10.7 through 10.10.

Figures 10.11 through 10.13 depict typical cross-sections showing several of the holes drilled to test the vein structures in the Daniela vein area of the La Luz sub-district of Guanajuato.

Table 10.5
Summary for the 2011 Surface Drill Hole Assay Intercepts for the Daniela Area

Hole	Vein	From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
KA-31	Lucero Vein	109.50	110.00	0.50	0.48	23	0.54
	HW Karina Vein	194.55	196.00	1.45	1.19	1,100	3.37
	Karina Vein	201.60	202.80	1.20	0.85	468	3.88
	Vein	211.85	212.60	0.75	0.63	583	1.10
KA-32	Lucero Vein	125.15	129.65	4.50	1.54	8	0.57
	HW Karina Vein	188.45	189.20	0.75	0.48	92	0.83
	Karina Vein	204.55	206.85	2.30	1.74	12	0.37
KA-33	Lucero Vein	117.80	118.65	0.85	0.65	68	0.55
	Karina Vein	235.80	236.65	0.85	0.74	120	0.40
KA-34	Lucero Vein	165.95	168.75	2.80	1.40	165	0.33
	Karina Vein	175.50	176.50	1.00	0.58	30	0.69
DN-1	Daniela Vein	99.60	112.00	12.40	9.35	250	5.35
	Including	109.00	110.10	1.10	0.84	755	21.10
	FW Daniela Vein	115.25	116.15	0.90	0.85	193	14.90
	Vein	118.75	119.55	0.80	0.27	106	14.00
	Vein	134.55	135.80	1.25	0.63	343	4.34
	Fernanda Vein	182.15	183.80	1.65	1.25	163	3.19
	Karina Vein	286.55	289.75	3.20	2.13	61	0.72
DN-2	Daniela Vein	167.85	170.20	2.35	1.98	61	0.16
DN-3	Daniela Vein	162.80	164.85	2.05	1.57	137	0.78
DN-4	Daniela Vein	89.80	99.40	9.60	7.35	404	6.50
	Including	93.60	94.45	0.85	0.65	1,560	8.39
	Fernanda Vein	156.35	157.65	1.30	1.00	186	3.91
	Karina Vein	211.00	215.95	4.95	2.09	81	1.56

Hole	Vein	From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
DN-5	Daniela Vein	142.05	150.00	7.95	6.22	150	5.18
	Including	147.85	148.70	0.85	0.77	305	22.80
	Vein	196.80	197.50	0.70	0.40	151	3.90
DN-6	Daniela Vein	180.80	183.45	2.65	1.78	87	0.54
	Vein	193.35	194.60	1.25	0.43	235	2.60
DN-7	Daniela Vein	107.20	108.60	1.40	1.34	58	0.09
	FW Daniela Vein	110.95	112.80	1.85	1.01	112	0.18
	Vein	129.55	130.75	1.20	0.93	351	29.15
	Fernanda Vein	177.80	178.45	0.65	0.27	84	0.93
DN-8	Daniela Vein	136.20	142.40	6.20	3.13	102	3.66
DN-9	Daniela Vein	203.60	208.10	4.50	3.48	36	1.25
DN-10	Daniela Vein	96.65	102.00	5.35	3.64	284	2.51
	Including	101.35	102.00	0.65	0.42	1,025	7.50
	FW Daniela Vein	106.70	107.15	0.45	0.23	287	3.11
	Vein	139.40	140.55	1.15	0.74	179	4.16
	Fernanda Vein	167.40	167.65	0.25	0.19	21	0.92
DN-11	Daniela Vein	84.55	88.85	4.30	2.64	338	2.34
	Including	84.95	85.80	0.85	0.55	904	1.45
	FW Daniela Vein	102.90	106.30	3.40	2.59	311	5.80
	Including	102.90	103.40	0.50	0.21	884	19.60
DN-12	Daniela Vein	113.00	117.55	4.55	2.72	128	0.80
	Vein	124.50	124.95	0.45	0.12	146	4.27
	FW Daniela Vein	129.45	130.15	0.70	0.35	43	0.10
DN-13	Daniela Vein	105.10	106.40	1.30	1.26	149	0.41
	FW Daniela Vein	117.20	117.60	0.40	0.26	403	2.46
	Vein	121.85	122.10	0.25	0.23	405	3.01
	Vein	132.30	132.55	0.25	0.13	365	12.85
DN-14	Vein	137.20	140.95	3.75	2.15	142	0.95
	Daniela Vein	143.50	147.85	4.35	2.80	302	2.90
	Including	145.00	145.75	0.75	0.48	680	2.07
DN-15	Daniela Vein	194.40	200.00	5.60	2.80	252	5.68
	Including	199.30	200.00	0.70	0.35	804	35.70
	Vein	211.90	212.80	0.90	0.38	83	4.28
DN-16	Daniela Vein	94.25	97.85	3.60	3.17	136	0.97
	FW Daniela Vein	114.30	116.55	2.25	2.11	246	1.91
	Including	114.30	114.70	0.40	0.38	718	5.53
	Vein	121.45	121.70	0.25	0.22	144	3.53
	Vein	152.30	152.70	0.40	0.17	17	>10
DN-17	Daniela Vein	118.55	124.85	6.30	4.61	448	14.02
	Including	119.35	120.25	0.90	0.66	1,240	39.50
	FW Daniela Vein	140.45	142.05	1.60	1.21	164	1.88
DN-18	Daniela Vein	168.10	171.40	3.30	1.70	55	0.96
	FW Daniela Vein	190.05	192.50	2.45	1.44	26	0.35
DN-19	Daniela Vein	97.95	99.70	1.75	1.42	196	0.32
	Vein	125.55	125.75	0.20	0.07	1,580	5.02
	FW Daniela Vein	129.40	131.95	2.55	2.21	515	3.98
	Including	130.45	131.15	0.70	0.61	1,110	2.93
DN-20	Daniela Vein	146.50	149.40	2.90	1.54	76	0.58
	Vein	171.90	172.40	0.50	0.31	85	4.98
	FW Daniela Vein	179.10	182.80	3.70	2.28	40	0.88
DN-21	Daniela Vein	213.70	232.95	19.25	7.14	170	7.73
	Including	219.20	219.85	0.65	0.20	1,195	32.50
DN-22	Daniela Vein	163.15	169.10	5.95	2.97	280.6	1.15
	Including	166.90	167.30	0.40	0.20	501.0	1.35
	Vein	178.25	179.50	1.25	0.43	73.6	0.17
	FW Daniela Vein	181.40	185.80	4.40	2.20	157.3	0.28

Hole	Vein	From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Including	182.45	183.55	1.10	0.55	305.0	0.30
DN-23	Daniela Vein	111.70	113.60	1.90	1.84	251.3	0.85
	Including	112.55	113.60	1.05	1.01	398.0	1.25
	FW Daniela Vein	133.05	135.20	2.15	1.65	203.4	1.62
	Including	134.20	134.60	0.40	0.31	623.0	5.40
	Vein	135.90	136.10	0.20	0.17	77.0	0.52
DN-24	Vein	190.15	190.90	0.75	0.43	31.0	1.43
	Daniela Vein	193.25	203.25	10.00	5.74	137.5	4.62
	Including	200.45	200.85	0.40	0.23	235.0	20.60
DN-25	Daniela Vein	78.30	78.70	0.40	0.36	2.0	0.03
	Vein	98.30	99.80	1.50	0.51	3.9	0.28
	Vein	105.95	114.25	8.30	4.00	1.1	0.04
	FW Daniela Vein	141.40	141.80	0.40	0.38	7.6	0.12
DN-26	Daniela Vein	104.95	115.75	10.80	7.23	167.0	3.32
	Including	113.60	114.25	0.65	0.43	320.0	19.55
	FW Daniela Vein	172.60	173.20	0.60	0.47	157.0	2.41
DN-27	Vein/Fault	118.05	121.85	3.80	2.44	7.8	0.12
	Vein	127.95	128.70	0.75	0.37	699.0	0.50
	Vein	168.95	170.65	1.70	0.85	24.9	0.77
	Daniela Vein	175.05	178.90	3.85	1.63	101.4	0.70
	Including	176.10	176.45	0.35	0.15	426.0	0.43
	Vein	217.60	217.95	0.35	0.12	80.0	2.18
	FW Daniela Vein	222.95	223.60	0.65	0.40	313.0	4.24
	Vein	270.40	271.90	1.50	0.96	8.6	0.26
DN-28	Daniela Vein	53.85	55.95	2.10	1.35	3.2	0.11
	Vein	93.10	93.85	0.75	0.19	106.0	0.36
DN-29	Daniela Vein	113.40	119.20	5.80	3.33	150.1	0.79
	Including	117.05	118.00	0.95	0.54	268.0	0.98
	Breccia	143.10	144.30	1.20	0.41	31.0	10.20
DN-30	Daniela Vein	218.40	221.15	2.75	1.94	321.6	2.87
	Including	220.75	221.15	0.40	0.28	822.0	3.72
	Vein	223.85	224.05	0.20	0.16	319.0	8.99
	Vein	228.80	229.40	0.60	0.34	114.0	9.49
	Breccia	285.85	286.05	0.20	0.16	94.0	0.47
DN-31	Daniela Vein	234.00	239.75	5.75	3.70	391.2	6.56
	Including	237.60	238.65	1.05	0.67	1,480.0	14.55
	Vein	241.45	245.85	4.40	2.86	243.8	3.33
	Including	245.50	245.85	0.35	0.22	488.0	10.35
	Vein	249.10	249.35	0.25	0.27	45.0	2.96
DN-32	Vein	210.85	211.40	0.55	0.19	228.0	1.17
	Vein	249.00	249.40	0.40	0.20	166.0	0.13
	Daniela Vein	274.30	274.75	0.45	0.40	5.0	0.19
DN-33	Vein	173.35	173.90	0.55	0.42	241	0.51
	HW Daniela	180.60	186.10	5.50	2.98	185	0.62
	Including	182.00	182.45	0.45	0.37	781	1.20
DN-34	HW Daniela Vein	214.40	221.00	6.60	4.24	103	9.80
	Including	219.95	221.00	1.05	0.67	79	43.10
DN-35	Daniela Vein	242.35	245.70	3.35	2.24	30	0.87
	Including	244.15	244.45	0.30	0.20	110	5.94
DN-36	HW Daniela Vein	224.55	228.85	4.30	3.25	187	6.89
	Including	227.95	228.85	0.90	0.68	316	17.25
DN-37	HW Daniela Vein	246.40	249.25	2.85	1.87	207	4.69
	Including	248.65	249.25	0.60	0.39	403	15.40

Table supplied by Endeavour Silver Corp.

Figure 10.7
Longitudinal Section (Looking Northeast) Showing Intersection Points on the Daniela Vein

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.8
Longitudinal Section (Looking Northeast) Showing Intersection Points on the Footwall Daniela Vein

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.9
Longitudinal Section (Looking Northeast) Showing Intersection points on the Karina vein

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.10
Longitudinal Section (Looking Northeast) Showing Intersection Points on the Fernanda Vein

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.11
Cross-Section Through Holes LC-6 and 7, KA-1, 2 and 26, LC-6 and 7 and DN-3 and 4 Drilled to Test the Lucero, Karina, Fernanda and Daniela Veins in the Daniela Area

SW
SECTION 28650
NE59°-SW Looking at N31°W
NE
ENDEAVOUR SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
LC-6
KA-1
KA-2
KA-26
DN-4
LC-7
DN-3
KARINA VEIN
FERNANDA VEIN
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.12
Cross-Section Through Holes LC-27, LC-33, KA-8, KA-9, KA-12, DN-16, DN-17 and DN-18 Drilled to Test the Lucero, Karina, Fernanda and Daniela Veins in the Daniela Area

SECTION LC 28800

NE59°SW Looking at N31°W

SW
NE
ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2000
FERNANDA VEIN
LC-33
DN-16
Dip -40°
DN-17
LC-27
Dip -60°
Total Depth 216.36 m
KA-8
Azimut 71°
Dip -45°
PROJECTION
DN-18
Azimut 236°
Dip -78°
Total Depth 246.72 m
KA-9
PROJECTION
KA-12
Dip -75°
PROJECTION
LUCERO VEIN
KARINA VEIN
DANIELA VEIN
R.L. JUAREZ SHAFT
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.13
Cross-Section Through Holes LC-13, LC-23, LC-24, DN-28, DN-29, DN-30, DN-31 and DN-32 Drilled to Test the Lucero and Daniela Veins in the Daniela Area

SW
SECTION 29050
NE
NE59°SW Looking at N31°W
ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
1900
R.L. JUAREZ SHAFT
LUCERO VEIN
DANIELA VEIN
JKaFmL
JKdFmL
LC-23
PROJECTION
DN-28
DN-29
DN-30
15 m FRONT OF THE SECTION
DN-31
DN-32
Azimut 232°
Dip -60°
Total Depth 310.35 m
LC-24
PROJECTION
LC-13
PROJECTION
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

10.2.2.2      La Joya Surface Diamond Drilling Program

In 2011, Endeavour Silver discovered two new veins, La Joya and Hanging Wall La Joya, which are sub-parallel to and east of the Daniela vein. Several high grade silver-gold mineralized zones were delineated on the structures and drilling will continue in 2012.

In April, 2011, surface diamond drilling commenced in the La Joya vein area using one drill rig provided by Layne. By mid-December, 2011, Endeavour Silver had completed a total of 11,203 m in 37 holes (Table 10.6 and Figure 10.14)

Table 10.6
Summary for 2011 La Joya Surface Diamond Drilling

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth	Start Date	Finish Date	Drilling Company
LJ4S-1	38º	-45º	HQ	263.50	01/04/2011	06/04/2011	Layne
LJ4S-2	38º	-66º	HQ	285.50	06/04/2011	11/04/2011	Layne
LJ4S-3	38º	-79º	HQ	277.20	11/04/2011	16/04/2011	Layne
LJ3S-1	38º	-45º	HQ	263.90	17/04/2011	22/04/2011	Layne
LJ3S-2	38º	-64º	HQ	267.80	22/04/2011	29/04/2011	Layne
LJ3S-3	38º	-82º	HQ	332.20	30/04/2011	05/05/2011	Layne
LJ1S-1	38º	-52º	HQ	375.00	06/05/2011	13/05/2011	Layne
LJ10S-1	38º	-49º	HQ	224.75	14/05/2011	18/05/2011	Layne
LJ10S-2	38º	-66º	HQ	270.40	18/05/2011	23/05/2011	Layne
LJ12S-1	38º	-45º	HQ	273.90	23/05/2011	29/05/2011	Layne
LJ15S-1	38º	-45º	HQ	285.25	30/05/2011	07/06/2011	Layne
PT11S-1	218º	-45º	HQ	267.90	08/06/2011	15/06/2011	Layne
LJ15S-2	218º	-45º	HQ	155.10	12/07/2011	15/07/2011	Layne
LJ15S-3	218º	-85º	HQ	243.15	15/07/2011	21/07/2011	Layne
LJ16S-1	218º	-58º	HQ	249.60	22/07/2011	27/07/2011	Layne
LJ16S-2	218º	-71º	HQ	245.60	27/07/2011	01/08/2011	Layne
LJ17S-1	218º	-49º	HQ	255.55	01/08/2011	07/08/2011	Layne
LJ14S-1	38º	-61º	HQ	269.95	07/08/2011	13/08/2011	Layne
LJ14S-2	38º	-45º	HQ	31.20	14/08/2011	15/08/2011	Layne
LJ14S-3	38º	-88º	HQ	198.00	15/08/2011	18/08/2011	Layne
LJ10-1	38º	-45º	HQ	367.10	10/08/2011	14/08/2011	Layne
LJ13S-1	38º	-45º	HQ	228.05	18/08/2011	22/08/2011	Layne
LJ4-1	218º	-45º	HQ	392.75	23/08/2011	01/09/2011	Layne
LJ4-2	38º	-56º	HQ	380.65	02/09/2011	11/09/2011	Layne
LJ10-2	38º	-54º	HQ	374.55	12/09/2011	20/09/2011	Layne
LJ6-1	38º	-45º	HQ	362.85	21/09/2011	27/09/2011	Layne
LJ6-2	38º	-55º	HQ	352.25	27/09/2011	03/10/2011	Layne
LJ6-3	38º	-71º	HQ	368.50	03/10/2011	10/10/2011	Layne
LJ8-1	38º	-45º	HQ	404.95	11/10/2011	19/10/2011	Layne
LJ8-2	38º	-56º	HQ	435.60	19/10/2011	28/10/2011	Layne
LJ11.5-1	38º	-45º	HQ	539.20	29/10/2011	09/11/2011	Layne
LJ11.5-2	38º	-56º	HQ	398.80	09/11/2011	16/11/2011	Layne
LJ11.5-3	38º	-65º	HQ	420.35	16/11/2011	23/11/2011	Layne
LJ12.5-1	59º	-45º	HQ	266.90	24/11/2011	28/11/2011	Layne
LJ12.5-2	59º	-58º	HQ	283.25	28/11/2011	02/12/2011	Layne
LJ12.5-3	59º	-67º	HQ	345.30	02/12/2011	08/12/2011	Layne
LJ4-3	38º	-90º	HQ	246.70	09/12/2011	13/12/2011	Layne
			Total	11,203.20

Table supplied by Endeavour Silver Corp.

Figure 10.14
Surface Map of La Joya Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

The most significant intercepts were on the Hanging Wall La Joya vein in the northern part of the La Joya area. The Hanging Wall La Joya vein in this area is mainly comprised of white to translucent quartz and calcite. The calcite is typically crystalline and sugary-textured. Fine-grained, yellow-green sericite is observed in places. Banding and brecciation occurs locally. Pyrite (1-2%) occurs as fine disseminations and thin bands in the quartz along with minor argentite and traces of pyrargyrite.

The La Joya Vein was intercepted in the southern La Joya area and mainly consists of a banded quartz vein with abundant dark disseminated sulphides including traces of argentite and pyrargyrite, iron oxides and oxidized pyrite.

The host rock for the La Joya vein drilled in the both the northern and southern zones, including the Hanging Wall La Joya vein, is andesite from the La Luz Formation (JKa-FmL).

Drilling highlights were mainly returned for the Hanging Wall La Joya vein. Significant intercepts include 244 g/t silver and 1.71 g/t gold over a 5.34 m true width in hole LJ6-1 (including a high-grade interval assaying1,235 g/t silver 2.21 g/t gold over a 0.39 m true width), 323 g/t silver and 11.42 g/t gold over a 1.50 m true width in hole LJ10-1, 244 g/t silver and 0.93 g/t gold over a 1.88 m true width in hole LJ8-1 (including a high-grade interval assaying 2,260 g/t silver and 8.65 g/t gold over a 0.19 m true width), and 119 g/t silver and 0.68 g/t gold over a 4.87 m true width in hole LJ8-2.

Drilling results are summarized in Table 10.7.

The La Joya and Hanging Wall La Joya vein intercepts are shown on the longitudinal sections in Figures 10.15 and 10.16.

Figures 10.17 through 10.20 depict typical cross-sections showing several of the holes drilled to test the vein structures in the La Joya vein area of the La Luz sub-district of Guanajuato.

Table 10.7
Surface Drill Hole Assay Summary for Intercepts of the La Joya Area

Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
LJ4-1	La Joya Vein?	164.30	166.25	1.95	0.50	173.1	0.33
	Including	164.30	164.75	0.45	0.12	277.0	0.52
LJ4-2	HW La Joya Vein ?	70.15	70.60	0.45	0.28	170.0	0.39
	Vein	95.25	96.60	1.35	1.27	40.0	0.23
	La Joya Vein ?	224.70	225.10	0.40	0.39	1.0	0.16
	Vein	285.80	286.15	0.35	0.09	121.0	2.49
	Vein	299.90	300.10	0.20	0.17	169.0	11.75
	Vein	323.20	324.20	1.00	0.42	77.1	3.36
	Vein	347.90	348.25	0.35	0.30	13.2	0.72
	Vein	356.95	357.35	0.40	0.25	5.2	0.71
LJ4-3	HW La Joya Vein	127.90	132.15	4.25	2.13	63.7	1.05
	HW La Joya Vein (Fw)	153.35	161.65	8.30	5.63	80.4	1.13
LJ6-1	Vein	91.10	91.50	0.40	0.35	37.0	0.07
	HW La Joya Vein	185.40	191.15	5.75	5.34	244.1	1.71
	Including	185.40	185.85	0.45	0.39	1,235.0	2.21
	Vein	194.30	194.50	0.20	0.19	173.0	5.58
	La Joya Vein ?	278.15	278.85	0.70	0.45	51.0	0.40
LJ6-2	Vein	83.60	83.95	0.35	0.30	516.0	0.91
	Breccia	150.70	151.40	0.70	0.35	241.0	1.04
	HW La Joya Vein	202.90	205.00	2.10	2.12	105.9	1.35
	Vein	261.60	262.10	0.50	0.38	11.1	1.11

Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
	La Joya Vein	292.05	293.90	1.85	1.78	16.2	2.17
LJ6-3	Breccia	94.00	95.30	1.30	1.00	205.1	2.03
	Vein	96.85	97.15	0.30	0.25	50.0	3.73
	Vein	150.20	150.55	0.35	0.18	259.0	3.88
	HW La Joya Vein	223.75	225.50	1.75	1.59	29.8	0.90
	Vein	226.15	226.50	0.35	0.30	65.0	0.10
	Breccia	226.95	227.70	0.75	0.65	125.0	0.71
	Vein	231.55	231.85	0.30	0.10	6.8	2.12
	Vein	266.00	266.35	0.35	0.27	39.0	2.81
	Breccia	280.20	281.10	0.90	0.45	9.8	0.47
	La Joya Vein	318.55	320.60	2.05	1.78	4.9	0.55
LJ8-1	Breccia	71.25	71.90	0.65	0.11	44.0	0.44
	Breccia	92.10	92.95	0.85	0.74	35.0	0.16
	Breccia	154.65	155.25	0.60	0.21	52.0	0.19
	Vein	254.40	254.60	0.20	0.16	44.0	<0.05
	Vein	263.50	263.75	0.25	0.20	61.0	0.18
	Vein	263.75	264.25	0.50	0.35	120.0	0.17
	HW La Joya Vein	282.05	284.00	1.95	1.88	33.5	0.35
	Vein	292.15	292.45	0.30	0.26	129.0	0.39
	La Joya Vein ?	363.30	365.30	2.00	1.88	244.0	0.93
	Including	363.80	364.00	0.20	0.19	2,260.0	8.65
LJ8-2	Vein	65.15	65.80	0.65	0.46	23.0	0.27
	Vein	232.95	233.15	0.20	0.08	497.0	1.80
	Vein	233.80	234.25	0.45	0.19	343.0	1.07
	HW La Joya Vein	282.60	287.55	4.95	4.87	119.0	0.68
	Including	282.60	283.10	0.50	0.49	219.0	0.97
	Vein	333.00	334.40	1.40	0.90	44.4	1.90
LJ10-1	Vein	151.10	151.30	0.20	0.16	113.0	0.35
	Vein	154.60	154.95	0.35	0.30	198.0	0.42
	Vein	215.35	215.65	0.30	0.30	31.0	0.17
	La Joya Vein	266.20	268.15	1.95	1.50	323.1	11.42
	Vein	289.45	289.75	0.30	0.28	298.0	1.43
	Vein	320.55	320.75	0.20	0.20	50.0	0.43
LJ10-2	Vein	142.40	142.75	0.35	0.34	132.0	0.17
	Vein	143.60	144.05	0.45	0.26	215.0	0.87
	Vein	276.55	276.85	0.30	0.26	36.0	18.90
	HW La Joya Vein	284.05	285.70	1.65	1.55	68.7	0.88
	Including	284.05	284.50	0.45	0.42	100.0	0.51
	Vein	287.40	289.05	1.65	1.55	44.3	0.40
	Vein	302.45	302.90	0.45	0.42	39.0	0.32
LJ11.5-1	Vein	174.00	174.30	0.30	0.27	73.0	0.13
	Vein	260.15	260.50	0.35	0.30	310.0	0.50
	HW La Joya Vein	291.80	297.00	5.20	4.92	148.5	1.19
	Vein	299.25	299.70	0.45	0.34	246.0	1.27
	Breccia	308.20	308.80	0.60	0.39	96.0	0.93

Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
	Vein	315.75	316.05	0.30	0.19	60.0	0.21
	Vein	341.85	342.85	1.00	0.42	3.2	1.74
	Vein	409.25	410.60	1.35	1.17	13.4	0.10
	Vein	449.90	450.25	0.35	0.27	45.0	1.53
	Vein	459.05	459.70	0.65	0.46	204.7	0.45
LJ11.5-2	Breccia	275.45	275.95	0.50	0.25	121.0	2.45
	HW La Joya Vein	310.35	315.65	5.30	4.88	195.0	1.11
	Breccia	345.60	346.20	0.60	0.30	10.4	0.47
LJ11.5-3	HW La Joya Vein	327.85	329.45	1.60	1.44	7.2	0.19
LJ12.5-1	Vein	167.05	169.10	2.05	0.87	1,073.9	1.39
	HW La Joya Vein	209.25	210.00	0.75	0.71	2.2	<0.005
LJ12.5-2	HW La Joya Vein	240.60	247.00	6.40	5.51	52.2	0.56
LJ12.5-3	Vein (HWLJV?)	251.20	254.70	3.50	2.47	260.8	0.44
	Vein	256.50	258.00	1.50	0.75	9.8	0.18
	Breccia	258.45	259.45	1.00	0.77	15.4	0.24
	HW La Joya Vein	268.15	270.20	2.05	1.72	81.0	0.78
	Vein (HWLJV?)	279.85	284.15	4.30	0.83	10.4	0.28
LJ1S-1	Hw La Joya Vein	186.00	186.80	0.80	0.75	1.2	0.05
	La Joya Vein	188.70	189.60	0.90	0.69	1.0	0.09
	Vein	297.35	298.10	0.75	0.75	118.0	4.89
LJ3S-1	La Joya Vein	155.40	156.20	0.80	0.75	44.0	0.14
LJ3S-2	La Joya Vein	166.60	167.25	0.65	0.61	82.0	0.72
	Vein	236.90	237.85	0.95	0.54	55.6	0.12
LJ3S-3	La Joya Vein	196.85	197.95	1.10	0.38	1.9	0.04
	Vein	283.70	286.10	2.40	2.00	2.6	0.16
	Vein	288.75	291.35	2.60	1.74	1.9	0.30
LJ4S-1	La Joya Vein	137.45	138.45	1.00	0.87	65.0	0.29
LJ4S-2	La Joya Vein	150.65	155.95	5.30	4.11	128.8	0.32
	Including	150.65	151.10	0.45	0.26	426.0	0.31
LJ4S-3	La Joya Vein	186.70	188.20	1.50	1.38	3.7	0.02
LJ10S-1	Breccia	66.90	68.45	1.55	1.28	7.4	0.06
	Puertecitos Vein	113.35	114.00	0.65	0.17	2.6	0.02
	La Joya Vein	134.05	134.75	0.70	0.45	180.0	0.25
LJ10S-2	Breccia	73.80	75.40	1.60	1.07	130.6	0.56
PT11S-1	Vein	203.50	203.80	0.30	0.28	0.3	<0.005
	Vein	263.30	264.20	0.90	0.58	<0.2	<0.005
LJ12S-1	Breccia	37.25	37.90	0.65	0.61	0.7	0.02
	Vein	178.40	178.60	0.20	0.11	9.9	0.01
	Puertecitos Vein (?)	208.25	209.80	1.55	0.58	<0.2	<0.005
	Breccia	221.00	221.40	0.40	0.35	<0.2	<0.005
	Breccia	252.45	252.85	0.40	0.38	<0.2	<0.005
LJ13S-1	Vein	21.45	21.95	0.50	0.41	27.0	0.26
	La Joya Vein	121.15	121.35	0.20	0.19	<0.2	<0.005

Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
LJ14S-1	La Joya Vein	123.90	127.35	3.45	2.22	190.3	0.10
	Including	126.55	127.35	0.80	0.51	740.0	0.35
LJ14S-2	Vein	21.00	21.30	0.30	0.17	0.4	0.01
LJ14S-3	Vein	5.40	5.85	0.45	0.44	1.7	0.52
	Vein	164.70	167.55	2.85	1.43	38.1	0.32
LJ15S-1	La Joya South Vein	169.95	172.55	2.60	1.99	462.7	6.83
	Including	171.95	172.55	0.60	0.46	725.0	21.10
	Vein	174.20	174.45	0.25	0.18	311.0	3.61
LJ15S-2	La Joya South Vein	99.15	99.35	0.20	0.19	153.0	6.14
LJ15S-3	La Joya South Vein	180.45	180.75	0.30	0.15	1.7	0.02
	Vein	191.40	193.70	2.30	1.53	6.3	0.20
LJ16S-1	Vein	90.30	90.75	0.45	0.26	434.0	1.71
	La Joya Vein	109.45	111.25	1.80	1.16	251.0	0.69
	Vein	186.60	187.00	0.40	0.36	1,185.0	2.38
	Vein	192.40	192.80	0.40	0.23	380.0	0.97
	Vein	194.25	194.65	0.40	0.26	278.0	0.59
	Vein	195.80	196.10	0.30	0.17	351.0	0.65
LJ16S-2	La Joya Vein	157.70	159.80	2.10	0.95	109.8	0.42
	Including	158.10	158.95	0.85	0.39	198.0	0.69
	Vein	189.80	190.05	0.25	0.19	15.3	0.18
	Vein	211.40	211.65	0.25	0.19	2.3	0.33
LJ17S-1	La Joya Vein	111.75	112.85	1.10	0.87	0.9	0.02
	Vein	154.90	155.65	0.75	0.38	466.4	7.37
	Vein	166.40	167.00	0.60	0.52	113.1	2.91

micon INTERNATIONAL LIMITED | mineral industry

NW
LONGITUDINAL SECTION HW LA JOYA VEIN
NW31°- SE LOOKING AT N59°E
SE
ENDEAVOUR SILVER
2,300 m
2,200 m
2,100 m
2,000 m
LJ1S-1?
LJ4-2
LJ-2 LJV
LJ12.5-1
LJ6-1
LJ10-1
LJ-3 LJV
LJ3-A
LJ4-1 LJV
LJ3S-1 LJV
LJ12.5-2
LJ11.5-1
LJ8-1
LJ6-2
LJ4-3
LJ2-A
LJ1S-1 LJV
LJ10-2
LJ3-B
LJ6-1 LJV
LJ6-3
LJ4-2 LJV
LJ12.5-3
LJ11.5-2
LJ8-2
LJ2-B
LJ8-1 LJV
LJ6-2 LJV
LJ3-C
LJ11.5-3
LJ8-2 LJV
LJV
SCALE
0 25 50 75 150
Meters
FINISHED HOLES
LJV INTERCEPTS
PROPOSED HOLES

91

Figure 10.17
Cross-Section Through Holes LJ10-1 and LJ10-2 Drilled to Test the La Joya Vein in the La Joya North Area

SW
SECTION LJ10
NE38°-SW Looking at N52°W
NE
ENDEAVOUR
ELEVATION
2400
2300
2200
2100
2000
1900
DN-19
Total Depth 170.75 m
DN-20
Azimut 239°
Dip -72°
Total Depth 212.90 m
DN-21
Azimut 239°
Dip -81°
Total Depth 393.40 m
DANIELA VEIN
LA JOYA VEIN
LJ10-1
Dip -45°
LJ10-2
Azimut 38°
Dip -54°
Total Depth 374.45 m
R.L. SAN LUIS FLORES DE ORO SHAFT
SCALE
0
25
50
75
150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.18
Cross-Section Through Holes LJ8-1 and LJ8-2 Drilled to Test the La Joya Vein in the La Joya North Area

SW
SECTION LJ8
NE38°-SW Looking at N52°W
NE
ENDEAVOUR SILVER
R.L. SAN LUIS FLORES DE ORO SHAFT
2400
2300
2200
2100
2000
ELEVATION
JKa-FmL
DN-15
Azimut 230°
Dip -80°
Total Depth 249.85 m
LJ8-1
Azimut 38°
Dip -45°
Total Depth 404.95 m
LJ8-2
Azimut 38°
Dip -56°
Total Depth 436.60 m
HW LJV
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.19
Cross-Section Through Holes LJ6-1, LJ6-2 and LJ6-3 Drilled to Test the La Joya Vein in the La Joya North Area

SW
SECTION LJ6
NE38°-SW Looking at N52°W
NE
ENDEAVOUR SILVER
2400
2300
2200
2100
2000
ELEVATION
JKa-FmL
LA JOYA VEIN?
NW LJV
LJ6-1
Azimut 38°
Dip -45°
Total Depth 362.85 m
LJ6-2
Azimut 38°
Dip -59°
Total Depth 352.25 m
LJ6-3
Azimut 38°
Dip -71°
Total Depth 368.50 m
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.20
Cross-Section Through Holes LJ15S-1, LJ15S-2 and LJ15S-3 Drilled to Test the La Joya Vein in the La Joya South Area

SW **SECTION LJ-15S** NE

NE38°-SW Looking at N52°W

ENDEAVOUR SILVER
2300
2200
2100
2000
1900
ELEVATION
LJ15S-2
Azimut 218°
Dip -45°
Total Depth 155.10 m
LJ15S-1
Azimut 38°
Dip -45°
LJ15S-3
Azimut 218°
Dip -85°
Total Depth 243.15 m
Z.L. SAN LUIS FLORES DE ORO SHAFT
LA JOYA SOUTH VEIN
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

10.2.2.3     Belén Surface Diamond Drilling Program

In 2010, Endeavour Silver completed surface geological mapping and sampling on the newly acquired Belén properties. The Belén properties cover at least one km of strike length along the Belén silver-gold vein and related parallel veins. Rock chip samples taken on the Belén property returned significant assays up 153 g/t silver and 1.67 g/t gold and 25 g/t silver and 2.64 g/t gold. These elevated values were mainly returned for vein samples of milky white and clear quartz with finely iron oxides.

The Belén property sits at a higher elevation than the favourable "bonanza" silver-gold ore horizon in the La Luz vein system, the Belén vein displays classic boiling textures (colloform banding, bladed quartz replacing calcite), has the same southwest dip as the Lucero vein and Veta Madre, and both vein thickness and metal grades increase markedly with depth. For these reasons, Endeavour Silver exploration personnel viewed the Belén properties as having good potential to host high grade silver-gold mineralization similar to other vein discoveries recently made in the La Luz Sub-District.

In March, 2011, surface diamond drilling commenced in the Belén vein area using one drill rig provided by Layne. By mid-June, 2011, Endeavour Silver had completed a total of 5,318 m in 21 holes (Table 10.8 and Figure 10.21).

Table 10.8
Summary for 2011 the Belén Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth	Start Date	Finish date
BL0-1	55º	-45º	HQ	257.85	17/03/2011	22/03/2011
BL0-2	55º	-72º	HQ	258.60	23/03/2011	26/03/2011
BL1-1	55º	-48º	HQ	289.30	27/03/2011	01/04/2011
BL1-2	55º	-74º	HQ	242.55	01/04/2011	05/04/2011
BL2-1	55º	-87º	HQ	194.60	05/04/2011	08/04/2011
BL3-1	55º	-67º	HQ	258.80	08/04/2011	12/04/2011
BL1-3	55º	-88º	HQ	240.90	13/04/2011	16/04/2011
BL0-3	55º	-86º	HQ	328.95	17/04/2011	22/04/2011
BL1S-1	55º	-45º	HQ	295.40	22/04/2011	27/04/2011
BL1S-2	55º	-65º	HQ	332.00	27/04/2011	03/05/2011
BL2S-1	55º	-45º	HQ	292.35	03/05/2011	10/05/2011
BL2S-2	55º	-69º	HQ	264.40	10/05/2011	15/05/2011
BL2S-3	55º	-86º	HQ	309.80	15/05/2011	20/05/2011
BL3S-1	55º	-45º	HQ	228.00	20/05/2011	24/05/2011
BL3S-2	55º	-74º	HQ	211.40	25/05/2011	27/05/2011
BL3S-3	55º	-87º	HQ	231.45	27/05/2011	30/05/2011
BL4S-1	55º	-45º	HQ	139.65	31/05/2011	03/06/2011
BL4S-2	55º	-88º	HQ	200.70	03/06/2011	06/06/2011
BL1S-3	55º	-45º	HQ	246.65	06/06/2011	10/06/2011
BL2S-4	55º	-45º	HQ	208.20	10/06/2011	13/06/2011
BL7-1	55º	-66º	HQ	286.25	13/06/2011	17/06/2011
			Total	5,317.80

Table supplied by Endeavour Silver Corp.

Figure 10.21
Surface Map Showing Completed Holes (black) in the Belén Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

The Belén vein consists of quartz (white to translucent) +/- calcite with disseminations of greenish sericite and sulphides up to 1-3%, mainly pyrite with traces of argentite and rare pyrargyrite. Colloform banding is common and massive and sugary vein textures are observed in places. Brecciation and stockwork veining are observed locally, mainly on the footwall of the vein. The hanging wall is andesite from the Santana Complex (JKa-FmSC) and the footwall is diorite from the Santana Complex (JKdi-FmSC). The Belén vein is also observed to be hosted entirely in andesite from the Santana Complex in some holes.

The Hanging Wall Belén vein was comprised of quartz (white to translucent) +/- calcite +/- sericite with brecciated and banded textures, disseminated and minor bands of pyrite (<1%), traces of argentite and some iron oxides, after pyrite and along fractures, in shallower holes. Rare occurrences of pyrargyrite are observed associated with sericite. In places, the structure occurs as a stockwork in diorite. Typically, the hanging wall is diorite, often fractured, from the Santana Complex (JKdi-FmSC) and the footwall is andesite from the Santana Complex (JKa-FmSC). In the southern part of the Belén area, the Hanging Wall Belén vein is hosted entirely in andesite from the Santana Complex.

Drilling highlights for the Belén and Hanging Wall Belén veins include 72 g/t silver and 1.96 g/t gold over a 5.43 m true width for the Belén vein in hole BL4S-1, 128 g/t silver and 8.33 g/t gold over a 0.78 m true width for the Belén vein in hole BL1S-1, 116 g/t silver and 4.83 g/t gold over a 2.19 m true width for the Hanging Wall Belén vein in hole BL1S-3, 116 g/t silver and 2.51 g/t gold over a 3.10 m true width for the Hanging Wall Belén vein in hole BL3S-3, and 497 g/t silver and 5.19 g/t gold over a 1.08 m true width for a vein in the footwall of the Belén vein in hole BL0-3.

Drilling results are summarized in Table 10.9.

The Belén vein intercepts are shown on the longitudinal section in Figure 10.22.

Figures 10.23 and 10.24 depict typical cross-sections showing several of the holes drilled to test the vein structures in the Belén vein area of Guanajuato.

Table 10.9
Surface Drill Hole Assay Summary for Intercepts in the Belén Area

Hole	Vein	From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
BL4S-1	Vein	41.70	43.45	1.75	1.52	33	0.16
	Belén Vein	44.75	51.35	6.60	5.43	72	1.96
	Including	47.50	48.10	0.60	0.46	178	5.67
	Vein	52.20	54.30	2.10	1.89	15	1.38
	Vein	58.55	59.05	0.50	0.49	7	1.76
	Vein	62.35	62.60	0.25	0.23	15	1.48
	FW Belén Vein	63.70	64.15	0.45	0.43	35	2.41
BL4S-2	Vein	51.45	52.75	1.30	0.87	21	0.61
	Belén Vein	74.50	77.40	2.90	2.26	55	0.37
	FW Belén Vein	110.15	110.50	0.35	0.22	50	0.46
BL3S-1	Vein	83.00	83.20	0.20	0.20	76	0.36
	Belén Vein	95.40	98.65	3.25	2.69	53	1.95
BL3S-2	HW Belén Vein	110.15	112.35	2.20	2.10	105	1.73
	Including	110.85	111.65	0.80	0.79	252	4.38
	Belén Vein	139.20	141.75	2.55	1.12	22	0.28
BL3S-3	HW Belén Vein	125.25	129.75	4.50	3.10	116	2.51
	Belén Vein	158.10	158.65	0.55	0.50	5	0.47
BL2S-1	Belén Vein	129.75	135.60	5.85	4.69	57	1.03
BL2S-2	Belén Vein	153.10	155.05	1.95	1.83	183	3.06
BL2S-3	Belén Vein	205.30	207.75	2.45	1.51	113	1.03
BL2S-4	Belén Vein	70.50	72.20	1.70	1.68	120	2.43
	Vein	105.45	105.70	0.25	0.23	50	1.80
BL1S-1	Belén Vein	175.55	177.40	1.85	0.78	128	8.33
	Including	175.55	176.15	0.60	0.25	184	9.50
BL1S-2	Belén Vein	200.55	203.20	2.65	1.52	70	0.53
BL1S-3	HW Belén Vein	79.25	81.45	2.20	2.19	116	4.83
	Vein	82.35	84.30	1.95	1.51	21	1.39

Hole	Vein	From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Vein	84.75	85.55	0.80	0.56	30	3.27
	Vein	87.75	88.00	0.25	0.22	116	4.44
	Vein	88.90	90.80	1.90	1.77	20	1.95
	Belén Vein	95.00	97.10	2.10	1.94	32	2.02
	Vein	158.15	158.90	0.75	0.69	60	1.17
	Vein	159.60	159.80	0.20	0.17	53	1.89
	Vein	164.90	165.40	0.50	0.38	49	2.28
BL0-1	Belén Vein	102.95	105.95	3.00	2.31	89	0.22
	Vein	113.80	114.15	0.35	0.30	64	1.45
	Vein	136.45	136.70	0.25	0.11	337	2.99
	Vein	197.05	199.35	2.30	1.65	28	0.95
	Vein	202.15	202.40	0.25	0.22	14	0.94
BL0-2	Belén Vein	134.45	135.55	1.10	0.46	30	0.94
	Vein	225.80	227.05	1.25	1.12	167	2.33
BL0-3	Belén Vein	162.05	162.40	0.35	0.15	29	0.36
	Vein	228.05	229.70	1.65	1.08	497	5.19
	Including	228.05	228.30	0.25	0.14	905	4.99
	Vein	231.80	232.50	0.70	0.35	82	3.49
	Vein	239.10	239.45	0.35	0.17	79	3.28
BL1-1	Belén Vein	99.65	102.55	2.90	2.41	31	0.72
	Vein	176.30	176.65	0.35	0.22	54	2.14
	Vein	198.00	198.20	0.20	0.14	77	1.94
	Vein	203.50	204.40	0.90	0.64	34	2.43
	Vein	223.30	225.60	2.30	2.10	16	0.66
	Vein	227.20	228.60	1.40	0.63	308	0.56
	Vein	236.60	240.50	3.90	3.37	23	0.46
	Vein	240.90	242.80	1.90	1.66	110	0.38
	Vein	248.05	248.35	0.30	0.15	4	1.79
BL1-2	Belén Vein	117.40	118.10	0.70	0.24	15	0.22
BL1-3	Belén Vein	156.70	156.90	0.20	0.17	2	0.07
BL2-1	Belén Vein	113.10	117.60	4.50	2.86	8	0.55
BL3-1	Belén Vein	194.30	194.60	0.30	0.26	5	0.16
BL7-1	Belén Vein	127.20	127.55	0.35	0.34	3	0.17

Table supplied by Endeavour Silver Corp.

micon INTERNATIONAL LIMITED | mineral industry consultants

NW
LONGITUDINAL SECTION BELEN
NW35°- SE LOOKING AT N55°E
SE
SCALE
0 25 50 75 150
Meters
ENDEAVOUR SILVER
FINISHED HOLES
PHASE 1 DRILL PROGRAM
2,300 m
2,200 m
2,100 m
SHAFT
BELEN RAMP
BL1-1
BL0-1
BL1S-3
BL2S-A
BL4S-1
BL5-B
BL2-1
BL3S-1
BL2S-1
BL1-2
BL0-2
BL1S-1
BL4S-2
BL7-B
BL3-1
BL3S-2
BL2S-2
BL1-3
BL0-3
BL1S-2
BL3S-3
BL5-C
BL2S-3
AMPLIACIÓN DE BELEN
SECTION BL-8
SECTION BL-7
SECTION BL-6
SECTION BL-5
SECTION BL-4
SECTION BL-3
SECTION BL-2
SECTION BL-1
SECTION BL-0
SECTION BL-1S
SECTION BL-2S
SECTION BL-3S
SECTION BL-4S

100

Figure 10.23
Cross-Section Through Holes BL1S-1, BL1S-2 and BL1S-3 Drilled to Test the Belén Vein in the Belén Area

SW
SECTION BL-1S:
NE55°-SW Looking at N35°W
NE
ENDEAVOUR SILVER
ELEVATION
BL1S-3
Azimut 55°
Dip -45°
Total Depth 246.65 m
BL1S-1
Azimut 55°
Dip -45°
Total Depth 295.40 m
BL1S-2
Azimut 55°
Dip -65°
Total Depth 332.30 m
BELEN VEIN
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.24
Cross-Section Through Holes BL4S-1 and BL4S-2 Drilled to Test the Belén Vein in the Belén Area

SW
NE
SECTION BL-4S:
NE55º-SW Looking at N35ºW
ENDEAVOUR
ELEVATION
BL4S-1
Azimut 55º
Dip -45º
Total Depth 129.65 m
BL4S-2
Azimut 55º
Dip -68º
Total Depth 200.70 m
BELEN VEIN
AMPLIACION DE BELEN CLAIM
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

10.2.2.4     La Soledad Surface Diamond Drilling Program

In early 2011, geological mapping in the Soledad vein area of the La Luz sub-district mapped out the surface trace of the main vein structures. Old mine workings and pits along with several silver-gold mineralized zones were identified and used to define drilling targets.

In June, 2011, surface diamond drilling commenced in the La Soledad vein area using one drill rig provided by Layne. By July, 2011, Endeavour Silver had completed a total of 1,151 m in 5 holes (Table 10.10 and Figure 10.25).

Table 10.10
2011 Summary for La Soledad Surface Diamond Drilling

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth	Start Date	Finish Date
SV-3	90º	-47º	HQ	233.40	18/06/2011	22/06/2011
SV-4	90º	-82º	HQ	300.40	23/06/2011	27/06/2011
SV-5	90º	-45º	HQ	77.40	27/06/2011	29/06/2011
SV-5A	90º	-45º	HQ	229.30	30/06/2011	04/07/2011
SV-6	90º	-49º	HQ	310.60	05/07/2011	11/07/2011
			Total	1,151.1

Table supplied by Endeavour Silver Corp.

Figure 10.25
Surface Map Showing Completed Holes in the La Soledad Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

The Soledad structure consisted of a quartz+/-calcite+/-chlorite vein and/or vein stringer zone with propylitic alteration, disseminated sericite and minor fine-grained disseminated pyrite. Minor amethyst was also observed in one hole. The vein structure is often brecciated, partially fractured locally. Fault gouge was observed on the hanging wall of the vein structure in one hole. The host rock is andesite from the La Luz Formation (JKa-FmL).

Only low-grade silver values were returned for the Soledad vein The most noteworthy intercept was 6.8 g/t silver and 0.53 g/t gold over a true width of 0.53 m in Hole SV-5A. (Note that Hole SV-5 was abandoned due to bad ground conditions before reaching the Soledad vein).

Significant gold assays were returned for narrow quartz veins intercepted in the hanging wall of the Soledad vein. These included 9.72 g/t gold over a true width of 0.19 m in Hole SV-3 and >10.0 g/t gold over a true width of 0.17 m in Hole SV-4.

Drilling results are summarized in Table 10.11.

The Soledad vein intercepts are shown on the longitudinal section in Figure 10.26.

Figure 10.27 is a cross-section through Holes SV-3 and SV-4 drilled to test the Soledad vein in the La Soledad area.

Table 10.11
Summary for Surface Drill Hole Assay Intercepts in the Soledad Area

Drill Hole ID	Vein	From (m)	To (m)	Width (m)	True Width (m)	Assays
						Au g/t	Ag g/t
SV-3	Vein	54.25	54.50	0.25	0.19	9.72	7.2
	Vein	110.30	110.60	0.30	0.26	0.24	7.5
	Soledad Vein	112.40	113.00	0.60	0.30	0.16	4.9
SV-4	Vein	85.65	86.00	0.35	0.17	>10.0	13.6
	Soledad Vein Projection	150.50	150.95	0.45	0.12	0.01	0.4
SV-5A	Soledad Vein	159.65	160.25	0.60	0.52	0.53	6.8
SV-6	Soledad Vein	266.20	266.45	0.25	0.23	0.01	3.6

Table supplied by Endeavour Silver Corp.

Figure 10.27
Cross-Section Through Holes SV-3 and SV-4 Drilled to Test the Soledad Vein in the La Soledad Area

SW
NE
SECTION 2330285:
W-E Looking at N
ELEVATION
SOLEDAD VEIN
SV-3
Azimut 90°
Dip -47°
Total Depth 233.40 m
SV-4
Azimut 90°
Dip -82°
Total Depth 300.40 m
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

10.2.2.5     Bolañitos North Surface Diamond Drilling Program

In 2010, surface geological mapping and sampling in the Bolañitos North area traced a mineralized quartz vein corresponding to the Bolañitos vein for more than one kilometre along strike. The vein averaged 1.1 m wide with a north-south strike. Rock chip samples taken on the Bolañitos vein and an auxiliary vein in the footwall called San Agnacio returned assays up 103 g/t silver and 4.25 g/t gold.

In October, 2010, surface diamond drilling commenced in the Bolañitos North area using one drill rig provided by Layne. In January, 2011, Endeavour Silver continued drilling in the Bolañitos North area. By mid-March, the program was completed with a total of 3,173 m in nine holes being drilled in 2011 (Table 10.12 and Figure 10.28).

Table 10.12
2011 Summary for Bolañitos North Surface Diamond Drilling

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth	Start Date	Finish Date	Drilling Company
BN-8	255º	-45º	HQ	353.55	10/12/2010	11/01/2011	Layne
BN-9	257º	-54º	HQ	358.75	11/01/2011	19/01/2011	Layne
BN-10	258º	-65º	HQ	426.00	19/01/2011	26/01/2011	Layne
BN-11	258º	-65º	HQ	360.10	26/01/2011	05/02/2011	Layne
BN-12	242º	-53º	HQ	339.95	05/02/2011	12/02/2011	Layne
BN-13	264º	-62º	HQ	335.15	13/02/2011	21/02/2011	Layne
BN-14	246º	-45º	HQ	321.20	22/02/2011	01/03/2011	Layne
BN-15	317º	-64º	HQ	310.55	01/03/2011	08/03/2011	Layne
BN-16	270º	-60º	HQ	368.00	09/03/2011	16/03/2011	Layne
			Total	3,173.25

Table supplied by Endeavour Silver Corp.

In the north part of the drilling area, the Bolañitos structure was a breccia mainly comprised of angular andesite fragments cemented by quartz and minor calcite. Quartz-calcite stockwork is also observed in some places. The quartz is primarily white to greyish-white in colour but with minor translucent portions. The breccia matrix contains up to 1% fine, disseminated pyrite with traces of argentite and rare pyrargyrite. Fault gouge is common on the hangingwall and footwall contacts of the Bolañitos structure. The host rock is mainly andesite from the La Luz Formation (JKa-FmL). In some areas, the hanging wall is andesite from the La Luz Formation and the footwall is tonalite (JKt). The host rock was described as tonalite in one hole (BN-10).

Also in the northern area, another structure was intercepted in the hanging wall of the Bolañitos vein. The Hanging Wall Bolañitos vein consisted of a white to translucent quartz-calcite breccia occurring along the contact between the andesite and tonalite. The majority of the breccia fragments are tonalite. The matrix contains disseminated sulphides (1%) comprised of mainly pyrite and traces of argentite and pyrargyrite. Pyrargyrite occurs with intervals of saccharoidal calcite and minor translucent quartz. The hanging wall is andesite from the La Luz Formation (JKa-FmL) and the footwall is tonalite (JKt).

Figure 10.28
Surface Map Showing Completed Holes for 2010 (black) and 2011 (blue) in the Bolañitos North Area

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

In the central and southern part of the drilling area, in the vicinity of the old workings, the Bolañitos vein consisted of a brecciated structure with minor banded intervals. The breccia is comprised of angular to subangular fragments of andesite and minor tonalite in a matrix of white to translucent quartz, minor calcite, occasional amethyst and traces of sericite. Weakly disseminated sulphides are present, mainly pyrite with traces of argentite. Andesite in the hanging wall of the Bolañitos vein is partially fractured with weak millimetre-sized veinlets of calcite with disseminated sericite in fractures and traces of fine-grained pyrite. The host rock is andesite from the La Luz Formation (JKa-FmL).

Drilling results are summarized in Table 10.13.

The Bolañitos vein intercepts are shown on the longitudinal section in Figure 10.29.

Figures 10.30 and 10.31 are typical cross-sections showing holes drilled to test the Bolañitos vein in the Bolañitos North area.

Table 10.13
2011 Summary for the Surface Drill Hole Assay Intercepts in the Bolañitos North Area

Drill Hole ID	Vein	From (m)	To (m)	Core Width (m)	True Width (m)	Au (g/t)	Ag (g/t)
BN-8	HW Bolañitos Vein	294.25	295.80	1.55	1.31	0.20	31
	Bolañitos Vein	304.55	306.60	2.05	1.67	0.25	104
BN-9	HW Bolañitos Vein	305.40	307.30	1.90	1.10	0.12	72
	Bolañitos Vein	308.15	310.40	2.25	1.60	0.12	127
BN-10	Bolañitos Vein	357.35	359.60	2.25	1.43	0.13	9
	Including	359.05	359.60	0.55	0.42	0.16	19
BN-11	Bolañitos Vein	300.80	303.85	3.05	2.10	0.19	6
	Including	300.80	301.70	0.90	0.52	0.24	7
BN-12	Bolañitos Vein	271.70	273.75	2.05	1.71	0.26	33
	Including	273.25	273.75	0.50	0.43	0.46	100
BN-13		No Bolañitos Vein Intercept
BN-14	Bolañitos Vein	244.45	249.95	5.50	4.60	0.29	24
	Including	246.85	247.15	0.30	0.23	0.27	114
BN-15	Vein	213.05	214.05	1.00	0.57	0.44	<5
	Bolañitos Vein	222.10	227.60	5.50	4.51	<0.05	6
	Including	225.00	225.75	0.75	0.65	<0.05	8
BN-16	Bolañitos Vein	297.80	298.75	0.95	0.54	2.17	51

Table supplied by Endeavour Silver Corp.

micon INTERNATIONAL LIMITED | mineral industry consultants

N
LONGITUDINAL SECTION BOLAÑITOS NORTH
N-S LOOKING AT EAST
S
SCALE
0 25 50 100 200
Meters
ENDEAVOUR SILVER
FINISHED HOLES
PROPOSED HOLES
PURISIMA DE SEVILLANA SHAFT
PROVIDENCIA SHAFT
SAN RAMON SHAFT
SAN PABLO SHAFT
SOC. EL PIRUL
SOC. SEVILLANA
SOCAVON MINA GRANDE
2300
2200
2100
2000
BN-1
BN-2
BN-3
BN-4
BN-5
BN-6
BN-7
BN-8
BN-9
BN-10
BN-11
BN-12
BN-13
BN-14
BN-15
BN-16

110

Figure 10.30
Cross-Section Through Holes BN-1 and BN-16 Drilled to Test the Bolañitos Vein in the Bolañitos North Area

W
SECTION 2331600
W-E Looking at North
E
ENDEAVOUR
SILVER
ELEVATION
2400
2300
2200
2100
2000
1900
1800
BN-16
BN-1
Dip -51°
BOLAÑITOS VEIN
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 10.31
Cross-Section Through Holes BN-6 and BN-11 Drilled to Test the Bolañitos Vein in the Bolañitos North Area

SW
SECTION 2332565
NE
NE79°-SW Looking at N11°W
ENDEAVOUR
SILVER
2400
2300
2200
2100
2000
1900
1800
ELEVATION
BN-6
BN-11
Dip -65°
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

10.3      MICON COMMENTS

Micon has reviewed Endeavour Silver’s 2011 drilling program and objectives. Micon believes that Endeavour Silver met its objectives and that further work is necessary to expand upon the 2011 discoveries. Micon also notes that the work completed by Endeavour Silver during its 2011 drilling campaign in the Guanajuato mining district was conducted within the CIM best practice guidlines and that the data and results collected can be used in conducting resource and reserve estimates for the project.

11.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1      SAMPLING METHOD AND APPROACH

A description of Endeavour Silver’s sampling method and approach for the Guanajuato Mines project was provided in previous Technical Reports by SRK Consulting (2008) and Micon (2009, 2010 and 2011). Endeavour Silver personnel have made no material changes to the sampling method and approach since the publication of the 2011, Micon report. However, for completeness of this report, the description from the March, 2011, report has been excerpted, summarized and edited where appropriate.

11.1.1      Underground Samples

11.1.1.1      Channel Sampling Procedures

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3 m intervals along lode drives. The sample weights were known to be low and representivity was not assured; further, the laboratory results were not subject to quality control. Whilst these historical results have been useful in confirming the presence of mineralization, the grades themselves are considered to have low confidence. Therefore, Endeavour Silver has undertaken re-sampling of certain blocks in order to plan with more confidence.

Endeavour Silver conducts underground development and continuous level back mapping to guide both the development and sampling crews and to facilitate the interpretation of the sampling results. Chip channel sampling is conducted after every blast in the stope or development, under the guidance of the geologist. The channel samples are used for differentiating between waste and ore at each mine.

Channel sampling procedures are generally described as follows:

1)	A channel profile approximately 15 cm to 20 cm wide is marked across the face to be sampled, using water based paint.

2)

Depending on lithological boundaries, sample lengths varying from 0.3 m to 2.5 m are marked along the channel. The differentiation between sample limits is similar to that described for core samples. The sampler records a brief description of the sample in a note book.

3)

Using a chisel and hammer, a sample is chipped from the profile in a systematic manner to achieve a fair representation. The chips are collected in a pan before being bagged and ticketed. The sample site is numbered for future reference.

4)	Where the roof of the drive/stope is too high, a ladder/sampling platform is used in conjunction with a 1.5 m to 2 m long jumper rod as a chisel.

5)	The spacing between channels is 2.5 m.

6)	The position of the channel is offset and referenced from an existing survey peg. Only the top part of the channel is actually surveyed.

7)

Sample crews have been instructed to collect a duplicate sample after every 20 samples, as part of the QA/QC measures. Also, a chip blank sample is taken every 50 samples. However, this protocol has yet to be completely adopted by Guanajuato’s sample crews.

8)	Back and stope faces are washed prior to taking the samples. A chisel is used in the harder zones of the vein, with a pneumatic hammer used for the remaining portion

The sampling procedures have been improved from earlier procedures in that the back and production faces are washed prior to taking the sample and through the use of a pneumatic hammer to assist in acquiring a good channel sample. The spacing between the channels of 2.5 m is considered adequate to cope with local variations and/or short range variability within the deposit.

The historical mine chip, channel and drill hole samples, and mill feed belt samples, were prepared at an in-house laboratory located at the Bolañitos mine.

11.1.1.2      Underground Drill Sampling

All of Endeavour Silver’s underground drill core samples that were collected as part of the 2007 through 2011 exploration programs, were bagged and tagged at the Cebada mine field office and shipped to the ALS-Chemex (ALS) assay laboratory in Guadalajara, Mexico.

Upon arrival at ALS, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

The analytical procedure for the gold and silver mineralization is a fire assay followed by a gravimetric finish. A 50 g nominal pulp sample weight is used.

The turn-around time required for analyses has typically been from 2 to 4 weeks.

11.1.2      Surface Exploration Samples

All of Endeavour Silver’s surface exploration samples of rock and drill core were bagged and tagged at the Guanajuato warehouse and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). A sample is then split through a riffle splitter and a 250 g split is taken and pulverized to 85% passing 75 microns (-200 mesh).

In April, 2011, Endeavour Silver changed the analytical procedures used for exploration samples. Up until that time, the analytical procedure used for gold and silver was fire assay followed by a gravimetric finish. The lower detection limits for this procedure were 0.05 g/t for gold and 5 g/t for silver.

A gravimetric finish is generally acceptable for ore-grade samples. However, for lower grade exploration samples, this analytical procedure often gives more variable results. In order to obtain less variable results, the analytical procedures were changed to those described below.

The analytical procedure for the gold mineralization was changed to fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm, or 5 to 10,000 ppb.

The analytical procedure for the silver mineralization was changed to an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits.

The assays for evaluation of higher-grade silver (+/- gold) mineralization were also optimized for accuracy and precision at higher concentrations. All Endeavour Silver samples originally assaying >20 ppm for silver were then re-assayed using fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.05 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for lead and zinc by ICP are reanalyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of ALS’ accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/.

In 2011, the turn-around time required for analyses was typically 4 weeks or longer.

11.2      MICON COMMENTS REGARDING ENDEAVOUR SILVER SAMPLING PROCEDURES

Endeavour Silver’s chip and core sampling procedures respect the mineralization and geology, with the length of the sample being dependent on the extent of the mineralization and geological boundaries between separate units. The minimum and maximum sample lengths vary between chip and drill core, as well as between the different drill core sizes. However, generally smaller samples are taken in the zones of mineralization than in un-mineralized areas. While this comment may appear to be intuitive, it is important that, in the pursuit of acquiring sample information, the geological boundaries are respected, even though the mineralization may cross geological boundaries.

Chip sampling can at times be a somewhat selective sampling method, since it is occasionally difficult to take a representative sample due to the hardness of the material being sampled, with only the softer material being taken. This is especially the case in mineral deposits where the mineralization is associated with quartz veins or siliceous alteration, as at the Guanajuato Mines project. However, the practice of chip sampling is common around the world for underground deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing tends to generate a very large set of samples which, in most cases, is statistically representative of the material being sampled. Chip sampling is a routine sampling method used in mines in order to identify ore and waste development rounds. In these cases, the chip sampling is submitted to the mine’s on-site assay laboratory with the results available usually within 24 to 36 hours of being submitted. The results obtained in the on-site laboratory are commonly used for grade control purposes.

The mine laboratory usually includes a number of control assays within the batches of mine samples and commonly sends out a number of samples, generally between 5 and 10% of all samples received, for secondary testing at independent laboratories. In an increasing number of mines, the laboratory is participating in a round-robin assay program which allows the laboratory to be awarded a certificate of proficiency in assaying one or more elements. In addition to the regular QA/QC program, the round-robin program provides the operators of the mine with a degree of confidence that the assay results being produced at the mine laboratory are of sufficient quality to be used in predicting and estimating the grade of the material being produced.

Core sampling was conducted not only on core with visible evidence of mineralization, such as veins and stringers, but also on barren core to preserve the sampling continuity in between mineralized zones and to test for broad zones of lower grade material. The sampling of the wall rock next to the zone of mineralization also assists Endeavour Silver in understanding the grade of the external dilution associated with mining some of the mineralized zones.

Manual rock splitting of the core can be subject to a number of sampling biases based usually on the hardness of the material being split. In the case of very hard core, the core may twist in the splitter which can result in uneven core fragments and in a slightly greater split than 50% being sent to the assay laboratory or left in the box as a representative sample. In the case of soft core, the core may crumble when being split or may split along natural fracture lines which again results in uneven core representation. Also, to prevent contamination the splitter and pans used to collect the samples must be cleaned after each sample. Despite the potential to introduce a bias into the sampling procedure as a result of uneven sample sizes, the splitting of drill core continues to remain a common practice in the exploration and mining industries. Endeavour Silver has recognized these potential problems and has ensured that the splitter and pans are cleaned between samples and that the sample is split in such as way as to best represent half of the core. In addition, Endeavour Silver only uses the manual rock splitting in areas where the core is soft.

Sawn core can also have sampling biases. The use of water during the sawing process may wash out free gold and therefore under-report the gold content of the sample. It is prudent, in this case, to periodically sample the cuttings from the core sawing process in order to determine if there is any loss of mineralization which may impact the overall grade of the samples. Additionally, it is important that the same half of the core is sampled in all cases for consistency purposes.

It is Micon’s opinion, based on a general assessment of the chip sampling, drilling and core sampling procedures and based on direct discussions with Endeavour Silver personnel at the mine site, that the procedures and controls in practice meet accepted industry standards. In general, both the channel and core sampling are considered to be representative of the areas examined and suitable for use in resource and reserve estimation.

11.3      QUALITY CONTROL / QUALITY ASSURANCE (QA/QC) PROGRAM

Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assay procedures, including duplicates, standards, blanks and check analyses to monitor the integrity of assay results.

11.3.1      Underground Exploration

Underground drilling in the Cebada area in 2011 included a QA/QC program. For each batch of approximately 20 samples, control samples were inserted into the sample stream. Each batch of 20 samples included one blank, one duplicate and one standard reference control sample. However, starting with drill hole CU-53, Endeavour Silver stopped sending duplicate samples and instead started to send 10% of the rejects to the laboratory to check the laboratory precision.

During 2011, a different numeration for the control samples was used and the laboratory was asked to insert 3 control samples (consecutive number) for each 20 samples. Starting in September, 2011, the control samples were ticketed with the consecutive numbers following the original samples and these were inserted by the geologists.

A total of 3,727 samples, including control samples, were submitted during Endeavour Silver’s 2011 underground diamond drilling program. A summary of the number of control samples is contained in Table 11.1.

Table 11.1
Summary of the Control Samples Used in the 2011 Underground Drilling Program

Sample Type	No. of Samples	Percentage (%)
Normal	3,108	83.4%
Blanks	165	4.4%
Standards	168	4.5%
Duplicates	125	3.4%
Check assays	161	4.3%
Total	3,727	100%

Table supplied by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data were resolved by re-assaying either the pulp or reject or both.

11.3.1.1      Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was a commercial pulp blank and waste core (rejects and pieces core). However, since the pulp blank is not crushed and pulverized, the mine department in charge of the underground drilling program stopped sending this kind of material to the assay laboratory beginning with the samples from drill hole CU-53.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

For gold, only four samples (2.4%) out of a total of 165 blanks were over 2 times the detection limit of 0.005 g/t gold (Figure 11.1). The same four samples were also out of the confidence range of 2 times the standard deviation of the same population.

For silver, 5 samples (3.0%) out of a total of 165 were above 2 times the detection limit. The same five samples were also out of the confidence range of 2 times the standard deviation (Figure 11.2).

Figure 11.1
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.2
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

The aberrant samples for gold and silver shown in both charts appear to be a mistake in labelling because the values are close to the standard EDG-10 (suggested values: 2.41 g/t Au; 194 g/t Ag) that was inserted in this sample batch.

Endeavour Silver considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination. Micon agrees with this conclusion.

11.3.1.2      Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Guanajuato Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the remaining half core in two pieces. One of these quarters is sent to the laboratory and the rest is storage as a backup. The duplicate samples were ticketed with the consecutive number of the control samples and inserted in the sample stream. One duplicate sample was collected for each batch of 20 samples.

Since the mineralization is very erratic, starting with the hole CU-53 (September 30, 2011) the underground department stopped sending duplicates samples. Instead it sent 10% of the rejects to the laboratory, with different labeling, to check the precision. Reject duplicates of all samples assaying more than 30g/t silver were submitted, with randomly selected rejects making up the remainder of the 10%.

A total of 125 duplicate samples were taken, representing 3.4% of the total samples. In addition, a total of 161 rejects samples were re-sent to the laboratory, representing 4.3%. A portion of the reject samples were from the holes that also had duplicate samples.

Basic statistics for duplicate samples are shown in Figures 11.3 and 11.4.

For the duplicate samples, graphical analysis shows very low correlation indices for the majority of the samples (Figures 11.3 and 11.4). This, however, can be mainly attributed to most of the samples being near the detection limit of the analytical method, and to the erratic of the mineralization.

The results on the rejects duplicates are compared to the original results in Figures 11.5 and 11.6. There is good agreement between the assays, with correlation coefficients of 0.947 for gold and 0.962 for silver.

Figure 11.3
Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.4
Graph of the Original versus Duplicate Sample for the Silver Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.5
Graph of the Original versus Reject Sample for the Gold Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.6
Graph of the Original versus Reject Sample for the Silver Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

On the other hand, only 63% of the pairs for gold and 58% for silver, are within the ±20% of the difference of the pair divided by the mean of the pair (Figures 11.7 and 11.8). This indicates that the reproducibility of pulp assays is low.

Figure 11.7
Graph of the Check on Rejects Samples for the Gold Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.8
Graph of the Check on Rejects Samples for the Silver Assays from Endeavour Silver’s Drilling Program

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

11.3.1.3      Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from various internationally-recognized companies (WCM Minerals, Rock Labs and CDN Resource Laboratories.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2011, a total of 168 standard control samples were submitted, at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with preassigned numbers in order to avoid inadvertently using numbers that were being used during logging. Starting in September, 2011, the control samples were ticketed with the consecutive number following the original samples.

Eight different standards were submitted and analyzed for gold and silver, for a total of 336 analyses. The standard reference material samples used during Endeavour Silver’s underground drilling programs are summarized in Table 11.2.

Table 11.2
Summary of the Standard Reference Material Samples used during the Underground Diamond Drilling Program

Reference Standard	Sample Number	Laboratory	Mean Value
			Gold (g/t)	Silver (g/t)
EDG-11	CU-112	WCM Minerals	-	359.0
EDG-10	CU-154	WCM Minerals	2.41	194.0
EDG-09	PM1129	WCM Minerals	3.46	34.0
EDB-100	SP49	Rock Labs	18.34	60.2
EDB-101	SQ47	Rock Labs	39.88	122.3
STD 80-120		Bolañitos	2.39	110.0
STD 221-350		Bolañitos	4.46	294.4
EDR-29	CDN-GS-5G	CDN Resource Lab.	4.77	101.8

Table supplied by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean (CL), a lower control limit (LL) and an upper control limit (UL), as follows:

Limit Value:

UL	Plus two standard deviations from the mean.
CL	Recommended value (mean) of standard reference material.
LL	Minus two standard deviations from the mean.

Results for each standard reference material sample used are presented separately below.

EDG-11

Only four samples of standard EDG-11 (a silver standard) were submitted.

The average assay values for silver for this standard reference material sample are summarized in Table 11.3 and the control chart is shown in Figure 11.9.

Table 11.3
Summary of Results for Standard Reference Material Sample EDG-11

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Silver (g/t)	344.0	359.0

Table provided by Endeavour Silver Corp.

Figure 11.9
Control Chart for Silver Assays from Standard Reference Sample EDG-11

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard EDG-11, there are very few samples and the average assay is significantly lower than the suggested value. Two of the four assays are below the lower control limit. However, the number of samples is so small that no definitive conclusions can be drawn.

EDG-10

Only six samples of standard EDG-10 were submitted for analysis. The average assay values for gold and silver for this standard reference material sample are summarized in Table 11.4 and the control chart is shown in Figure 11.10.

Table 11.4
Summary of Results for Standard Reference Material Sample EDG-10

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	2.59	2.41
Silver (g/t)	183.8(*)	194.0

(*) Excludes the aberrant value of silver
Table supplied by Endeavour Silver Corp.

Figure 11.10
Control Chart for Gold and Silver Assays from Standard Reference Sample EDG-10

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard reference material sample EDG-10, two gold assays (33%) were outside the control limits, while all six assays (100%) for silver were beyond the control limits. Again, however, the number of samples is too small to support a definitive conclusion.

EDG-09

Only five samples of reference standard EDB-9 were submitted.

The average assay values for gold and silver for this standard are summarized in Table 11.5 and the control chart is shown in Figure 11.11.

Table 11.5
Summary of Results for Standard Reference Material Sample EDG-09

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	3.55	3.46
Silver (g/t)	32.8	34.0

Table provided by Endeavour Silver Corp.

Figure 11.11
Control Chart for Gold and Silver Assays from Standard Reference Sample EDG-09

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For the standard EDG-09, two (40%) of the samples returned gold assays above the upper control limit for the standard. For silver, no assays were outside the control limits.

EDB-100

Forty-eight samples of reference standard EDB-100 were submitted.

The average values of the standard and the control chart are shown in Table 11.6 and Figure 11.12.

Table 11.6
Laboratory Performance for Standard EDB-100

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	18.07	18.34
Ag (g/t)	59.0(*)	60.2

(*) Excludes the aberrant value of silver.
Table provided by Endeavour Silver Corp.

Figure 11.12
Control Chart for Gold and Silver Assays from Standard Reference Sample EDB-100

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard EDB-100, three gold assays (6%) and five silver assays (10%) were outside the control limits. These results are considered to be generally satisfactory.

EDB-101

Forty-six samples of reference standard EDB-101 were submitted.

The average values of the standard and the control chart are shown in Table 13.7 and Figure 11.13.

Table 11.7
Laboratory Performance on Standard EDB-101

Element	Average Grade of Sample Submitted	Accepted Value of Standard
Au (g/t)	39.34(*)	39.88
Ag (g/t)	119.5(*)	122.3

(*) Excludes the aberrant values of gold and silver.
Table provided by Endeavour Silver Corp.

Figure 11.13
Control Chart for Gold and Silver Assays from Standard Reference Sample EDB-101

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard EDB-101, three gold assays (7%) and seven silver assays (15%) were outside the control limits. The lowest aberrant values appear to be related to a tagging error; it is likely that the sample was a blank. In general, then, the results obtained from this standard are considered satisfactory.

STD 80-120

This standard was supplied by the mine geology department because Endeavour Silver did not receive the certified material on time. It was prepared by the Bolañitos laboratory and it is not a certified material.

Forty-one samples of standard STD 80-120 were submitted.

The average values of the standard and the control chart are shown in Table 11.8 and Figure 11.14.

Table 11.8
Laboratory Performance on Standard STD 80-120

Element	Average Grade of Sample Submitted	Accepted Value of Standard
Au (g/t)	2.39	2.39
Ag (g/t)	108.7	110.0

Table provided by Endeavour Silver Corp.

Figure 11.14
Control Chart for Gold and Silver Assays from Standard Reference Sample STD 80-120

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard STD 80-120, only one gold assay (2%) and three silver assays (7%) were outside the control limits. These results are considered satisfactory.

STD 221-350

This standard was also prepared by the Bolañitos laboratory. It is not a certified material.

Sixteen samples of standard STD 221-350 were submitted.

The average values of the standard and the control chart are shown in Table 11.9 and Figure 11.15.

Table 11.9
Laboratory Performance on Standard STD 221-350

Element	Average Grade of Sample Submitted	Accepted Value of Standard
Au (g/t)	4.05	4.46
Ag (g/t)	294.4	294.4

Table provided by Endeavour Silver Corp.

Figure 11.15
Control Chart for Gold and Silver Assays from Standard Reference Sample STD 221-350

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For standard STD 221-350, four gold assays (25%) were outside the control limits, but all silver assays were within the limits. These results are considered satisfactory.

EDR-29

Endeavour Silver began to use reference material EDR-29 at the end of the year and only two samples were assayed.

The average values of the standard are shown in Table 11.10.

For standard EDR-29, no assays for gold and silver were outside the control limits.

Table 11.10
Laboratory Performance for Standard EDR-29

Element	Average Grade of Sample Submitted	Accepted Value of Standard
Au (g/t)	4.99	4.77
Ag (g/t)	100.0	101.8

Table provided by Endeavour Silver Corp.

11.3.2      Surface Exploration

Surface drilling in the Daniela, La Joya, Bolañitos North, Belén and La Soledad areas was supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying was also conducted at a frequency of approximately 5%.

A total of 6,277 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Guanajuato in 2011, as shown in Table 11.3. A total of 249 pulps were also submitted for check assaying.

Table 11.11
Summary of Control Samples Used for the 2011 Surface Exploration Program

Sample Type	No. of Samples	Percentage (%)
Normal	5,351	85.25
Blanks	308	4.91
Duplicates	310	4.94
Standards	308	4.91
Total	6,277	100
Check Assays	249	3.97

Table supplied by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data were resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 11.16).

Figure 11.16
Flow Sheet for Core Sampling, Sample Preparation and Analysis

Figure supplied by Endeavour Silver Corp.

11.3.2.1      Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Guanajuato Mines project. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the Guanajuato Mines project are shown in Figures 11.17 and 11.18.

The control charts reflect the change in analytical procedures implemented by Endeavour Silver in April, 2011. These changes resulted in lowering the detection limits from 0.05 to 0.005 g/t for gold and from 5 to 0.2 g/t for silver.

Figure 11.17
Control Chart for Gold Assays from Blank Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.18
Control Chart for Silver Assays from Blank Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Only a limited number of blank samples returned assay values above the detection limits for gold and silver.

Endeavour Silver considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination. Micon agrees with this conclusion.

11.3.2.2      Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Guanajuato Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Scatter diagrams for duplicate samples are shown in Figures 11.19 and 11.20.

Figure 11.19
Original Versus Duplicate Graph for Gold Assays from Duplicate Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.20
Original Versus Duplicate Graph for Silver Assays from Duplicate Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

For the duplicate samples, graphical analysis shows a moderate correlation index (0.69) for gold. This correlation coefficient for gold is identical to the result reported for duplicate samples in 2010.

Out of a total 310 duplicate samples, less than 5% for gold were outside the zone of +/- 5% of confidence in the precision (orange lines). This suggests that there may be some inhomogeneity of the samples. However, it is believed that any apparent inhomogeneity of the samples is primarily due to most of the samples being close to the lower detection limit, resulting in increased variability in the assays.

In the case of the duplicate samples for silver, graphical analysis shows a correlation coefficient of 0.95. Correlation coefficients above 0.90 are considered satisfactory.

11.3.2.3      Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. Standard reference material has been purchased from various internationally-recognized companies such as RockLabs, WCM Minerals and CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2011, a total of 308 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. Standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Three different standards were submitted and analyzed for gold and silver, as summarized in Table 11.2.

Table 11.12
Reference Standards Used for Endeavour Silver’s Surface Drilling Programs

Reference Standard	Reference Number	Reference Source	Assay Results
			Gold (g/t)	Silver (g/t)
Edr-16	HiSilK2	RockLabs	3.47
Edr-26	PM1134	WCM Minerals		792
Edr-29	CDN-ME-11	CDN Resource Laboratories	4.77	102

Table supplied by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11.13.

Table 11.13
Table Showing Basis for Interpreting Standard Samples

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Table supplied by Endeavour Silver Corp.

Endeavour Silver’s general rules for a batch failure are as follows:

  A reported value for a standard greater than 3 standard deviations from the mean is a failure.

  Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

  A blank value over the acceptable limit is a failure.

  Results are reported to Endeavour Silver’s Qualified Person every month.

Results of each standard are presented separately below.

Edr-16 (a gold standard)

Forty-two samples of reference standard Edr-16 were submitted. The average value of the standard and the control charts are shown in Table 11.14 and Figures11.21 and 11.22.

Table 11.14
Laboratory Performance on Standard Edr-16

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	3.38	3.47

Table supplied by Endeavour Silver Corp.

Figure 11.21
Control Chart for Gold Assays from the Standard Reference Sample Edr-16 (Recommended Limits)

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.22
Control Chart for Gold Assays from the Standard Reference Sample Edr-16 (Calculated Limits)

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.21 shows the control chart for standard Edr-16 using the recommended gold value (mean) for the standard. Nearly all of the values for gold are below the mean value for the standard. Several assays are also lower than 95% of the mean value for the standard. This is thought to reflect more on the quality of the standard than the performance of the laboratory.

The analytical methods employed by the ALS laboratory may have also resulted in overall lower values than the recommended value (mean) for the standard.

As a further check, the mean and standard deviation for gold values of the forty-two samples of reference standard Edr-16 were calculated. A new control chart for these results shows that all values except one are within the upper and lower control limits (Figure 11.22).

It is concluded that the recommended value and standard deviation reported for the standard Edr-16 are different from the mean and standard deviation calculated from the ALS analyses.

Edr-26 (a silver standard)

One hundred and thirty-three samples of reference standard Edr-26 were submitted. The average value of the standard and the control charts are shown in Table 11.15 and Figures 11.23 and 11.24.

Table 11.15
Laboratory Performance on Standard Edr-26

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	765	792

Table supplied by Endeavour Silver Corp.

Figure 11.23
Control Chart for Silver Assays from the Standard Reference Sample Edr-26 (Recommended Limits)

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.24
Control Chart for Silver Assays from the Standard Reference Sample Edr-26 (Calculated Limits)

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.23 shows the control chart for standard Edr-26 using the recommended silver value (mean) for the standard. Nearly all of the assays were below mean and several of the values were slightly lower than 95% of the mean value for the standard. Again, this is thought to reflect more on the quality of the standard than the performance of the laboratory.

The mean and standard deviation for silver values of the 133 samples of reference standard Edr-26 were calculated. A new control chart (Figure 11.24) for these results shows that most of the values are within the upper and lower control limits, with only a few of the values slightly below the lower control limit for standard Edr-26.

Edr-29 (a gold-silver standard)

One hundred and twenty-six samples of reference standard Edr-29 were submitted. The average values of the standard and the control charts are shown in Table 11.16 and Figures 11.25 and 11.26.

Table 11.16
Laboratory Performance on Standard Edr-29

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	4.87	4.77
Ag (g/t)	99	102

Table supplied by Endeavour Silver Corp.

Figure 11.25
Control Chart for Gold Assays from the Standard Reference Sample Edr-29

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.26
Control Chart for Silver Assays from the Standard Reference Sample Edr-29

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

All of the values for gold and all of the values except for one for silver were found to be within the control limits of the standard.

11.3.2.4      Check Assaying

To evaluate the accuracy of the primary laboratory, Endeavour Silver routinely conducts check analyses.

Random pulps are selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver typically uses the BSI-Inspectorate laboratory in Durango, Mexico, for check analysis.

A total of 249 pulp samples from the 2011 surface drilling were selected and submitted to BSI-Inspectorate. The scatter diagrams for check assays are shown Figures 11.27 and 11.28.

Figure 11.27
Scatter Diagram of the Gold Check Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Figure 11.28
Scatter Diagram of the Silver Check Samples

Figure supplied by Endeavour Silver Corp. Figure dated January, 2012.

Correlation coefficients are high (>0.99) for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the BSI-Inspectorate check assay.

11.4      MICON COMMENTS REGARDING ENDEAVOUR SILVER’S QA/QC PROGRAM

Micon has reviewed Endervour Silver’s ongoing QA/QC program with respect to both the underground and surface drilling programs. Micon believes that the QA/QC programs conducted by Endeavour Silver follow the current industry standards and CIM best practice guidelines and, therefore, that the results can be used in conducting resource and reserve estimates for the Guanajuato Mines project.

12.0      DATA VERIFICATION

During all site visits, Micon completed the following validation tasks:

  Review of the property geology and the state of geological/mineralization knowledge.

  Review of the evaluation/exploration practices, specifically drilling, underground channel sampling, drill core handling and sampling procedures and sample security arrangements.

  Review of on-site laboratory facilities.

  General review of QA/QC protocols, monitoring reports and charts.

  Review of database integrity/back-up and storage procedures.

12.1      STATE OF GEOLOGICAL /MINERALIZATION KNOWLEDGE

Endeavour Silver site geologists base their resource geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface and underground and exposures, and inspection of drill core. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous level back mapping to guide the development and sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration team efforts have been recently enhanced by the use of drill core orientation techniques which provide vital information on geological structure and mineralization continuity, influencing the geological model used in the resource estimation.

Following its reviews, Micon is satisfied that the geology teams at Guanajuato continue to demonstrate a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and the on-going geological interpretations. Thus, the resource estimation process is well supported by a good geological/mineralization model.

The performance of Endeavour Silver’s exploration division is commendable for injecting life into the Guanajuato operation from a zero reserve situation in 2008 to substantial resources and reserves in 2010/2011. The most notable of the successes is in the Lucero-Karina-Fernanda-Daniela area where a multi-disciplinary exploration approach involving geochemistry, geological mapping and geophysics led to significant discoveries in a highly efficient manner. The interpretative skills of the exploration team led to the early recognition of the Lucero vein system at surface (Figure 12.1) whilst following up on geochemistry anomalies.

Figure 12.1
Signature of the Lucero Vein at Surface

(Note: Silver pen straddles across the Lucero vein signature in centre of picture)

The mining division has responded well to the challenge of converting the newly discovered resources into reserves. This is evidenced by the rapid development of infrastructure put in place within a year to delineate and exploit the Lucero and related vein systems (Figure 12.2).

Figure 12.2
Lucero Portal to the New Ramp System Connecting to the Bolañitos Shaft System

12.2      REVIEW OF EXPLORATION PRACTICES

The drilling procedures as observed by Micon are in accordance with the current CIM Exploration Best Practice Guidelines. On the drill site (Figure 12.3), surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode.

Endeavour Silver aims for HQ and NQ core sizes for surface and underground drilling, respectively. The bigger the sample, the more representative it is. The slightly smaller underground core is due to the lower capacity of the rigs as compared to surface rigs. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

Figure 12.3
Drill Rig Site at the Lucero-Karina-Fernanda-Daniela Area

In summary, the quality of Endeavour Silver’s drilling results is assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible. The core storage facilities at Guanajuato are well protected by a high level security fence and are located in an area under 24-hour surveillance by security personnel. This arrangement rules out any possibility of tampering with the drill cores. The core shed facilities at Guanajuato are depicted in Figure 12.4.

Figure 12.4
Guanajuato Core Shed Facility

Renewed underground exploration effort in the Cebada section of Guanajuato is yielding positive results due to an improved understanding of the genetic aspects of the Vein Madre, as described in Section 10.

12.3      ON-SITE LABORATORY INSPECTION

Micon carries out inspections of the laboratory complex at Guanajuato on each site visit to ensure continuous improvement in its performance. Particular attention is given to the sample preparation room shown in Figure 12.5 to ensure minimal contamination between samples. The laboratory remains a small typical mine laboratory with capabilities limited to dealing mainly with mine production samples. Most of the analyses done are fire assays with AA finish. Although the laboratory is small and not yet ISO certified, it is actively participating in round-robin exercises and conducts check analyses on behalf of its sister laboratory at Guanaceví. In Micon’s opinion, the laboratory’s in-house QA/QC protocols are sufficient to ensure reliable assay data for production purposes. Endeavour Silver still utilizes external ISO certified laboratories for much of its analytical work involving exploration projects, enhancing the credibility of the assay database for new prospective production additions to the mine.

Figure 12.5
Sample Preparation Room at the New Laboratory Complex at Guanajuato

12.4      MONITORING REPORTS AND CONTROL CHARTS FOR QA/QC SAMPLES

Micon’s analysis of the monitoring reports confirms that adequate control samples incorporating certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In a few instances where standards failed, appropriate investigations were conducted and re-assaying was undertaken whenever it was deemed necessary. Micon did not identify any flaws in the monitoring of control samples.

12.4.1      Review of the Database

Endeavour Silver’s data are stored in digital format but, for both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

Micon conducted audits of the database at Endeavour Silver’s exploration office in Durango in September, 2008, November, 2009, November, 2010 and October, 2011. The audits comprised a review of the database construction, and the categories of information contained in it, to ensure that all the data necessary for the proper estimation of the resources have been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

As a means of verification, Micon inspected various prints and plots from the database to ensure that the output is sensible. Micon noted that Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is kept in good order and updated regularly.

In line with Micon’s previous recommendation, Endeavour Silver has reviewed its security measures for the ultimate protection of the database against destruction by fire, theft or electronic failure. In addition to acquiring an appropriate storage safe, a back-up is kept off site. This is consistent with good house-keeping practice which generally requires regular backups of electronic data with at least one up-to-date copy being maintained off site.

The mining division has achieved commendable progress in moving towards computerization and, for the first time, 3D models of the deposits are being produced commencing from about mid-2011. To enhance this capability, the mine planning department has been equipped with the Vulcan mining software.

12.5      PHYSICAL INSPECTION OF DRILL CORES, RESOURCE AND RESERVE BLOCKS

During all site visits, Micon reviewed several drill holes and did partial validation of assays by comparing assay results with the intensity of mineralization in drill hole intercepts. Micon is satisfied that logging procedures and quality conform to high industry standards. For the October, 2011 site visit, all the drill cores reviewed were from the Daniela, Karina, Belén, La Joya and Vein Madre veins. The exploration teams both off- and on- mine have been able to site drill holes with good precision, resulting in impressive drill intercepts. An example of one of the recent intercepts with a true thickness of 5.59 m averaging 121 g/t Ag and 3.82 g/t Au is depicted in Figure 12.6.

During the October, 2011, site visit, Micon was able to inspect most of the resource and reserve blocks that contribute to the December 31, 2011 resource and reserve estimates. Of particular importance to Micon were verification of the adequacy of the sampling/drilling density of the resource and reserve blocks and the accessibility of the proven reserve blocks. On the basis of this review, Micon was able to audit Endeavour Silver’s classification of the resources and the reserves.

One other aspect of the underground visits was the opportunity to see and verify the intensity of mineralization in areas being mined (Figure 12.7).

Figure 12.6
Half Split Drill Core of Hole KA-21 Showing Mineralization in the Karina Vein

Figure 12.7
Exposure of the Lucero Vein Underground at the Bolañitos Mine

12.6      RESOURCE/RESERVE DATABASE VERIFICATION

During the site visits, Micon conducted underground tours to examine the various vein systems for continuity and mineralization. Geological mark-up procedures and mining methods were observed and discussed. A tour of the mill was also undertaken.

Endeavour Silver provided Micon with a digital database in MS Excel format and wire-frames of the resource/reserve areas. Micon’s database verification included comparing assays in the database with the original assay certificates, review of down-hole deviation survey data and checking for discrepancies in lithology codes.

13.0      MINERAL PROCESSING AND METALLURGICAL TESTING

In 2011, G&T Metallurgical Services Ltd. (G&T Metallurgical) conducted a metallurgical test program designed to investigate samples from two of Guanajuato’s mine sites, Cebada and Bolañitos, to attempt to improve on the overall silver and gold extraction results from the concentrates produced at the concentrator. The objective of the testing was to improve on the current 88% silver and 95% gold extraction values.

Approximately 48 kilograms of concentrate formed the sample which was shipped to G&T Metallurgical. The shipment included two samples from the Cebada and Bolañitos concentrates, from which a composite sample was created by combining 20% of the Cebada material with 80% of the Bolañitos sample.

Intensive cyanide bottle roll leach tests on the Cebada sample, which had grades of about 8,400 g/t silver and 85 g/t gold, resulted in 24 hour extractions averaging 87% silver and 55% gold. Longer retention times proved to be detrimental in gold extraction, as data suggests that the sample is preg-robbing by nature.

With a total organic carbon feed grade of 2.7%, it was only after a CIL (carbon-in-leach) procedure was applied that the final gold extraction could be improved to almost 80%.

Under similar test conditions, the Bolañitos sample, on average, showed poorer silver extractions than Cebada, extracting 73% of the feed silver, but better gold extractions than Cebada, extracting 93% of the feed gold.

The results from the intensive cyanide bottle roll tests on the blend composite varied somewhat, even though conditions were kept fairly constant. After 72 hours, the silver extractions ranged from 90 to 98%, while the gold extractions ranged from 83 to 96%. The lime and sodium cyanide consumptions, on average, were about 0.5 and 32 kg/t, respectively.

Though G&T Metallurgical did manage to achieve improved overall silver and gold extractions, the results were not easily duplicated. There are still several leaching variables that need to be optimized, and Endeavour Silver believes that a more detailed cyanide leaching program need to be conducted to complete optimization and improve upon the repeatability of metallurgical performance. The testing will continue in 2012, both at the Guanaceví metallurgical laboratory and at the G&T Metallurgical laboratory in Kelowna.

14.0      MINERAL RESOURCE ESTIMATES

14.1      GENERAL

The Mineral Resource estimate has been produced and classified using the November, 2010 CIM standards and definitions for estimating resources, as required by Canadian National Instrument 43-101.

The most recent resource estimate for the Guanajuato Mines project was reported in a Technical Report by Micon dated March, 2011, and posted on SEDAR by Endeavour Silver. Since the last resource and reserve estimate was completed, Endeavour Silver has conducted further diamond drilling and underground development at the Guanajuato Mines project and as a result, a new resource and reserve estimate for the project has been completed, with n effective date of December 31, 2011.

The resources have been updated for all three of Endeavour Silver’s mines/producing shafts at the Guanajuato Mines project. These include the Cebada, Bolañitos and Golondrinas/Lucero mines which are considered as separate entities and have been estimated separately. The Lucero mine exploits the Lucero, Karina, Fernanda and Daniela veins.

Micon considers that the resource estimate for the Guanajuato Mines project has been reasonably prepared and conforms to the current CIM standards and definitions for estimating resources. Therefore, the mineral resource estimate can be used as Endeavour Silver’s basis for the ongoing mining operations at the Guanajuato Mines project.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

14.2      CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

          “A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

          “The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“Inferred Mineral Resource”

          “An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

          “Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource”

          “An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

          “Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

          “A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

          “Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit

14.3      DECEMBER 31, 2011 MINERAL RESOURCE ESTIMATE

14.3.1      Mineral Resource Statement

The Measured and Indicated mineral resources for the Guanajuato mines project as of December 31, 2011 are summarized in Table 14.1. The resources are exclusive of the mineral reserves.

Table 14.1
December 31, 2011 Measured and Indicated Mineral Resource Estimate, Guanajuato Mines Project

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured
Cebada	-	-	-	-	-	-	-
Bolañitos	15,000	141	1.64	231	68,000	800	112,000
Lucero	120,000	160	2.42	293	617,300	9,300	1,128,800
Karina	73,000	169	2.21	291	396,600	5,200	682,600
Daniela V1	-	-	-	-	-	-	-
Daniela V2	50,000	242	3.44	431	389,000	5,500	691,500
Daniela FW	-	-	-	-	-	-	-
Daniela HW	-	-	-	-	-	-	-
Fernanda	-	-	-	-	-	-	-
La Joya	-	-	-	-	-	-	-
Belén	-	-	-	-	-	-	-
Sub-total Measured	258,000	177	2.51	316	1,470,900	20,800	2,614,900
Indicated
Cebada	207,000	152	0.92	203	1,011,600	6,100	1,347,100
Bolañitos	142,000	168	1.16	232	767,000	5,300	1,058,500
Lucero	195,000	199	2.04	311	1,247,600	12,800	1,951,600
Karina	170,000	139	3.06	307	759,700	16,700	1,678,200
Daniela V1	250,000	204	3.75	410	1,639,700	30,100	3,295,200
Daniela V2	230,000	168	2.87	326	1,242,300	21,200	2,408,300
Daniela FW	49,000	190	3.17	364	299,300	5,000	574,300
Daniela HW	384,000	208	2.76	360	2,567,900	34,100	4,443,400
Fernanda	135,000	90	1.91	191	390,600	8,000	830,600
La Joya	476,000	157	1.24	226	2,405,800	19,000	3,450,800
Belén	301,000	85	2.20	206	823,000	21,300	1,994,500
Sub-total Indicated	2,439,000	161	2.20	282	18,154,500	179,600	23,032,500
Total Measured + Indicated	2,797,000	162	2.23	285	14,625,400	200,400	25,647,400

The Inferred mineral resources for the Guanajuato mines project as of December 31, 2011 are summarized in Table 14.2. The resources are exclusive of the mineral reserves.

Table 14.2
December 31, 2011 Inferred Mineral Resource Estimate, Guanajuato Mines Project

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Cebada	371,000	169	1.06	227	2,105,800	12,600	2,708,800
Bolañitos	139,500	179	1.24	247	802,800	5,600	1,110,800
Lucero	143,700	98	1.85	200	452,800	8,500	920,300
Karina	88,000	146	3.05	314	43,100	8,600	886,100
Daniela V1	173,400	225	3.24	403	1,254,400	18,100	224,900
Daniela V2	250,000	167	2.24	290	1,342,300	18,000	2,332,300
Daniela FW
Daniela HW	172,000	235	2.70	384	1,299,500	14,900	2,119,000
Fernanda	125,000	80	1.65	171	321,500	6,600	684,500
La Joya	188,000	167	1.20	233	1,009,700	7,200	1,405,700
Belén	7,500	96	1.74	191	230,400	4,200	461,400
Golondrinas	47,000	141	1.98	250	212,900	3,000	377,900
San Francisco	53,000	99	2.99	263	168,700	5,100	449,200
Periquitas	33,000	241	1.57	327	255,700	1,700	349,200
Total	1,858,600	164	1.91	269	9,779,600	114,100	16,055,100

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

14.3.2      Assumptions and Parameters

The mineral resource estimate is based on the following assumptions and parameters:

  Minimum mining width – 2 m.

  Silver equivalent – 55:1, based on prices of US $1,650 per ounce for gold and US $30 per ounce for silver.

  Cut-off grade – 100 g/t silver equivalent.

14.4      MINERAL RESOURCE ESTIMATION PROCEDURES

14.4.1      Grade Capping of High Grade Assays

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 95% for each zone (Table 14.3).

Table 14.3
Summary of Sample Capping Grades for the Various Veins at Guanajuato

Area	Gold (g/t)	Silver (g/t)
Cebada (CU holes area)	0.93	195
Cebada (3785 (Robbins #5) zone only)	3.68	259
Lucero	15.00	750
Bolañitos	15.00	550
Karina	15.00	900
Daniela	15.00	900

14.4.2      Tonnage

The Guanajuato Mines project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on samples collected from the Guanajuato Mines project.

14.4.3      Resource and Grade Estimation

For the year ended December 31, 2011, two different methodologies have been employed for the estimation of resources for the Guanajuato Mines project, as described below.

14.4.3.1      2D Polygonal Resource Estimates

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and reserves.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 2 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

The 2D classic polygonal method is appropriate in areas tested by a limited number of drill holes/samples and has been successfully used by Endeavour Silver’s exploration division in the last couple of years, as evidenced by the extent to which indicated resources were quickly upgraded into reserves.

The resources for the Fernanda vein have been carried forward from 2010; those for the Belén and La Joya veins have been estimated by Endeavour Silver this year using the polygonal method. The estimates have been verified by Micon. Figures 14.1 through 14.4 are longitudinal sections showing the current resources estimated for the Belén, Hanging Wall Belén, La Joya and Hanging Wall La Joya veins.

Figure 14.1
Longitudinal Section showing the Resources for the Belén Vein

Figure 14.2
Longitudinal Section showing the Resources for the HW Belén Vein

Figure 14.3
Longitudinal Section showing the Resources for the La Joya Vein

Figure 14.4
Longitudinal Section showing the Resources for the HW La Joya Vein

14.4.3.2      Block Modelling and Inverse Distance Weighting Method

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Guanajuato Mines project have been estimated using the 3D modelling technique and the inverse distance cubed methods (ID3) weighting method. The database comprises underground chip channel samples and diamond drill holes.

The block models are based on wireframes/solids provided by Endeavour Silver for the Bolañitos, Lucero, Karina and Daniela veins and Vein Madre. The block model descriptions are as follows:

          (a) Bolañitos, Lucero, Karina and Daniela

The block model of the four veins covers a 3D block in UTM coordinates from 257800 to 259000 east, 2328800 to 2330100 north, and 1,900 m to 2,400 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 2 m, x = 2 m and z = 2 m was selected to fill the mineralization envelope. Partial percents were used at the solid/mineralization envelope boundary to get an accurate volume representation. A volume check of the block model versus the mineralization envelopes revealed a good representation of the volumes of the four solids

          (b) Vein Madre (Cebada)

The block model of the Vein Madre covers a 3D block in UTM coordinates from 263600 to 264260 east, 2329600 to 2330420 north, and 1,430 m to 1,950 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 2 m, x = 2 m and z = 2 m was selected to fill the mineralization envelope. Partial percents were used at the solid/mineralization envelope boundary to get an accurate volume representation. A volume check of the block model versus the mineralization envelope revealed a good representation of the volumes of the solid.

The search parameters applied for grade interpolations are based on variographic analysis and are summarized in Table 14.4. Pass 1 is based on the range of influence of the average vaiogram of the veins. The remaining passes are roughly multiples of the ranges of the first pass, in increasing order.

Table 14.4
Search Ellipsoid Parameters for the Guanajuato Resource Models

Variable	Pass 1	Pass 2	Pass 3	Pass 4
x	25	50	150	300
y	25	50	150	300
z	25	50	150	300
Minimum # Samples	6	6	6	2
Minimum # Drill Holes	3	3	3	1
Maximum Samples/Drill Hole	2	2	2	2

The interpolated models were loaded into custom Excel spreadsheets for tabulation. The Excel spreadsheets applied dilution and tabulated the resources based on the specified cutoff. Each block was first diluted to a 1.5 m minimum mining width and then had additional overbreak dilution applied.

Drill hole intercept data were composited over the geological width of the vein. Grade estimation was done using an inverse distance interpolator with a power of 3 and an isotropic search. The minimum number of samples used in the grade estimation of a block was 2 and the maximum 8.

14.4.3.3      Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the mining operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

15.0      MINERAL RESERVE ESTIMATES

Having established a resource estimate for the mineralization contained in the veins at the Guanajuato Mines project, Endeavour Silver has prepared a production schedule for the extraction of the measured and indicated mineral resources contained within readily accessible underground areas.

The reserve estimate completed by Micon as of December 31, 2011, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the December 31, 2010 reserve estimate for the Guanajuato Mines project.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

15.1      CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

Mineral Reserve

          “Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

          “A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

          “Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

     “A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

     “A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

     “Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

15.2      DECEMBER 31, 2011 MINERAL RESERVE ESTIMATE

15.2.1      Mineral Reserve Statement

The mineral reserves for the Guanajuato Mines project as of December 31, 2011 are summarized in Table 15.1.

Table 15.1
December 31, 2011 Proven and Probable Mineral Reserve Estimate

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven
Cebada	8,000	215	1.07	274	54,300	300	71,800
Bolañitos	21,000	146	1.67	238	98,600	1,100	159,100
Lucero	68,000	171	2.29	297	373,800	5,000	648,800
Karina	8,500	158	2.22	280	431,800	6,100	767,300
Daniela V1	-	-	-	-	-	-	-
Daniela V2	135,000	225	2.98	389	976,600	12,900	1,686,100
Daniela FW	-	-	-	-	-	-	-
Daniela HW	-	-	-	-	-	-	-
Stockpile	20,000	113	0.89	179	83,600	600	116,600
Sub-total	337,000	186	2.40	318	2,019,700	26,000	3,449,700
Probable
Cebada	50,000	270	1.17	334	434,000	1,900	538,500
Bolañitos	9,000	137	1.63	227	39,600	500	67,100
Lucero	24,000	186	2.02	297	143,500	1,600	231,500
Karina	8,000	141	3.07	310	36,300	800	80,300
Daniela V1	-	-	-	-	-	-	-
Daniela V2	40,000	189	3.75	395	243,100	4,800	507,100
Daniela FW	34,000	208	4.23	441	227,400	4,600	480,400

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Daniela HW	14,000	385	2.15	503	173,300	1,000	228,300
Sub-total	179,000	225	2.63	370	1,297,200	15,200	2,133,200
Total Proven + Probable	516,000	200	2.48	336	3,316,900	41,200	5,582,900

15.2.2      Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 111 g/t silver.
  Minimum width – 2 m.
  Gold price – US $1,000 per oz.
  Silver price – US $16 per oz.
  Gold recovery (overall) – 86.2%.
  Silver recovery (overall) – 84.9%.

15.2.3      Classification

Mineral reserves are derived from measured/ indicated resources after applying the economic parameters stated above. The Guanajuato reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanajuato, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which at the time of reporting are considered economic and for which Endeavour Silver has a mine plan in place. For Guanajuato this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

The reserve blocks are shown in Figure 15.1 through Figure 15.6.

Figure 15.1
Karina Vein Resources and Reserves

Figure 15.2
Lucero Vein Resources and Reserves

Figure 15.3
Daniela Vein Resources and Reserves

Figure 15.4
Daniela Footwall Vein Resources and Reserves

Figure 15.5
Bolañitos Vein Resources and Reserves

Figure 15.6
3D Image Showning Distribution of Resources and Reserves on All Veins

16.0      MINING METHODS

16.1      MINING OPERATIONS

As of June, 2007, Endeavour Silver assumed management of day-to-day mining operations at the Guanajuato Mines project. Endeavour Silver undertook control of the mining operations in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 31, 2011, the Guanajuato Mines project had a roster totalling 421 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and according to Endeavour Silver are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All of the mining activities are conducted under the direct supervision and guidance of the mine manager.

Figure 16.1 is a view looking northwest along the trend of the Vein Madre.

Figure 16.1
View Looking Northwest along the Trend of the Vein Madre

Figure taken from the March, 2008 SRK Report.

16.2      GROUND CONDITIONS

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions.

16.3      MINING METHOD

A conventional bottom-up cut and fill mining method is employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

16.4      PRODUCTION AREAS

Table 16.1 summarizes the production from the different mining areas from January to December, 2011, and Table 16.2 summarizes the actual production versus the budgeted production for 2011.

16.5      MINERAL PROCESSING

Mineral processing is discussed in Section 17 of this report.

16.6      TAILINGS CONTAINMENT

Endeavour Silver, in 2007 and 2008, expanded the tailings facility with the work concentrated on raising the downstream embankment and developing the diversion tunnel.

In 2011, Endeavour Silver continued to expand the tailings facility with the work continuing in 2012, to provide sufficient tailings storage capacity for the next five to six years.

Table 16.2
Summary of 2010 Budget versus Actual Production for the Guanajuato Mines

Area	Description	Budget	Actual	Variance	Actual as % of Budget
Plant	No. of Days	327	355	28	109
	Tonnes of Ore	264,192	238,797	-25,395	90
	Silver Grade (g/t)	169	183	14	108
	Gold Grade (g/t)	2.17	2.51	0	115
	Silver Recovery	86%	84.9%	0	99
	Gold Recovery	86%	86.2%	0	100
	Silver Ounces Recovered	1,233,553	1,192,335	-41,217	97
	Gold Ounces Recovered	15,882	16,608	726	105
Mine	No. of Days	307	330	23	107
	Tonnes of Ore	338,654	253,223	-85,432	75
	Silver Grade (g/t)	172	172	0	100
	Gold Grade (g/t)	2.18	2.00	0	92
Development	Endeavour Silver (m)	2,202	2,639	437	120
	Contractor (m)	6,258	6,615	357	106
	Total (m)	8,460	9,253	793	109

Table provided by Endeavour Silver Corp.

17.0      RECOVERY METHODS

17.1      PROUCTION

In 2011, the Bolañitos plant produced 1,192,335 oz silver and 16,608 oz gold from 238,797 t of ore grading 183 g/t silver and 2.51 g/t gold. Silver and gold recoveries averaged 84.9% and 86.2%, respectively.

17.2      MINERAL PROCESSING

17.2.1      Bolañitos Plant Description

In 2011, the plant processed ore from the Cebada and Bolañitos-Lucero mines on a campaign basis.

The process plant is a conventional flotation plant which appears to be well suited to the campaign processing of different ore types. The process flowsheet is illustrated in Figure 17.1. The primary jaw crusher receives ore from the mines in the size range 250 to 375 mm. After the primary crusher, there are two ore bins each with a 450 t capacity. The presence of the bins allows different ore types to be crushed and stored independently thus optimizing the plant availability and reducing change over time.

Secondary cone crushing takes the ore size down to 50 mm after which the tertiary crusher reduces it further to 9-10 mm. After the tertiary crusher, there is a second set of two ore bins, each with a 120 t capacity that adds to the plant flexibility. The conveyor belt below the tertiary crusher bins is fitted with a weightometer which is regularly checked and recalibrated by the plant operators. Also at this point, manual samples are regularly taken to determine the plant head grade.

Two ball mills grind the material down to 65% passing 74 microns after which it is subjected to conventional flotation in column and tank cells. Automatic samplers are in place to take samples of the tailings and concentrate. A single concentrate is produced which grades around 11.61 kg/t silver and 169 g/t gold. The concentrate is dewatered in a conventional thickener followed by filtration and drying in a warm air drier (gas drier).

At the maximum processing rate of 1,200 t/d, the plant can produce around 5 to 13 t/d of concentrate which is then trucked to Endeavour Silver’s plant in Guanaceví, Mexico, where it is added to the mill stream for production of doré.

Operations at the plant in 2011 had an average recovery of 86.2% for gold and 84.9% for silver. The campaign milling allows for each ore type to have different reagent dosages and for separate metallurgical balances to be carried out.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 17.1
Bolañitos Plant Process Flowsheet

SILOS DE MEDIOS
TRITURACION SECUNDARIA
TRITURACION PRIMARIA
TRITURACION TERCIARIA
CRIBA 5X10
MOLINO 1 9.6X14 (600 TPD)
DERRAME PRIMARIO
MOLINO 2 11X18.8 (1,000 TPD)
DERRAME AGOTATIVO
FILTRO
TANQUE ESPESADOR
BODEGA DE CONCENTRADO
SILOS DE FINOS 3 Y 4
SILOS DE FINOS 1 Y 2
EMBARQUE FINAL

17

17.3      BOLAÑITOS PLANT METALLURGICAL BALANCE

A description of the methodology of the monthly metallurgical balance which is undertaken at the Bolañitos plant is given below.

To generate the metallurgical monthly balance and also for the control of quality at the plant, key points of the process circuit are sampled:

  Head grade - taken from the conveyor which feeds the milling circuit.

  Wet head grade - taken from the pulp that feeds the flotation circuit.

  Concentrate grade - taken from the pulp of the final product that goes to the thickening stage.

  Tails grade - taken from the pulp sent to the tailings facility.

The samples are prepared and analyzed at the Bolañitos mine laboratory, where a report is generated each day that contains the gold and silver grades for each sample on each shift. There are 3 shifts of 8 hours at the plant. The laboratory also measures the moisture content of the samples in order to calculate the dry tonnes.

A metallurgical balance for the concentrates is generated each shift using the gold grade, silver grade, percent moisture and the tonnage which is registered by the weightometer on the belt that feeds the grinding circuit.

In addition to the above, after filtering and drying, the concentrate is stored and samples are taken for grade and moisture content. The daily calculated and accumulated balance is checked against the mass of concentrate produced.

The daily metallurgical balance forms the basis of the monthly reconciliation report. The monthly reconciliation is reviewed by senior staff and cross-checked against the mass and grade of concentrate samples taken from the dried concentrate.

18.0      PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Guanajuato Mines project efficiently and to all regulatory standards imposed by the various government agencies.

18.1      MINE PUMPING, VENTILATION AND ELECTRICAL

At the Guanajuato Mines project, only a limited amount of ground water was encountered, with each mine containing a principal sump that sends the water to surface. Underground settlers/sumps ensure that the water pumped to surface is largely free of solids. During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility. Dewatering lines are advanced with the main ramp development.

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were developed for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 45,000 cubic feet per minute (cfm) fan that was installed in borehole number one, with the fresh air drawn down the ramp and through the other four boreholes of the area. At the Lucero ramp, a single 100,000 cfm fan was installed in borehole number eight, with the air drawn in through the ramp and the other two boreholes, as in Bolañitos vein area. These systems achieve the ventilation requirements which are based on the amount diesel equipment required to be running at any time.

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inches in diameter and 25 HP to 50 HP. These fans blow ventilating air into the working headings through ventilation ducting that is the same diameter as the accompanying fan.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18.1 summarizes the location and capacity of the transformers installed in the Guanajuato mines project:

Table 18.1
Summary of the 2011 Electric Installations at the Guanajuato Mines Project

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Bolañitos Mine	Surface	750	13,200	2,300
	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440
	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	500	13,200	2,300

Table supplied by Endeavour Silver Corp.

19.0      MARKET STUDIES AND CONTRACTS

Endeavour Silver produces doré silver-gold bars which it then ships for further refining. Silver and gold are widely traded commodities in world markets and Endeavour Silver has not conducted any market studies.

As of December 31, 2011, the three year trailing average price for silver was US $23.31 per ounce based on the average monthly silver prices posted on the Kitco website (www.kitco.com). Recent spot prices have been over US $30.00 per ounce and the cumulative average for 2011 was US $35.12 per ounce.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy of not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

The Guanajuato Mines project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Mines project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

Table 19.1 is a general summary of the contracts that Endeavour Silver has in place at the Guanajuato Mines project

Table 19.1
Summary of Contracts at the Guanajuato Mines Project

Contract Description	Contracting Company	Contract Expiry or Renewal Date
Acarreo de Concentrado de patio Planta Concentradora Bolañitos a planta Concentrado Guanacevi Durango	Catalina Villegas Ramírez	31-Dec-12
Acarreo de Mineral de la Mina Cebada a la Planta Concentradora y de Tolva Mina San Elías a Planta	Jose Vicente Morales Zarate	31-Dec-12
Acarreo de Mineral de la Mina Bolañitos a la Planta Concentradora y De Mina Golondrinas a Planta	Raúl Rivera Beltrán	31-Dec-12
Barrenación 10,500 m	Boart Longyear de México de S.A. de C.V.	additional 10,500 m
Línea media tensión 34.5 kV	Servicios Eléctricos e Industriales, S.A. de C.V.	29-Jan-12
Reforzamiento cortina presa	José Leonardo Dueñas Valtierra	20-Oct-11
Obra minera	Contratista y Operaciones Mineras, SA de CV	18-Apr-12
Desarrollo y Explotación de Mina Cebada	Fernando Campos Lara	31-Dec-12

Contract Description	Contracting Company	Contract Expiry or Renewal Date
Sistema Contra Incendio	Grupo Diez Ingeniería S.A. de C.V.	29-Feb-12
Rehabilitación Tiro Asunción	Consorcio Constructor Álvarez S.A de C.V	25-Feb-12
Construcción Caseta de Seguridad	Jaime González Gutierrez	22-Apr-12
Fortificación Tiro Esperanza	Fernando Campos Lara	16-Apr-12
Desarrollo de Mina Asunción	Consorcio Constructor Álvarez, S.A. De C.V.	31-Dec-12
Construcción de Muro de Contención en Planta	Adolfo Alcocer Rodriguez	06-May-12

Table supplied by Endeavour Silver Corp.

20.0      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1      ENVIRONMENTAL STUDIES AND PERMITTING

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local Ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanajuato Mines project, as summarized in Table 20.1.

Table 20.1
Summary of Environmental and Mining Permits for the Guanajuato Mines Project

Permit Type	Issuing Agency	Expiry or Renewal Date
MIA and ETJ Lucero ramp	Semarnat	Valid until 2021
MIA and ETJ waste dump facilities, access and temporary facilities in Lucero ramp	Semarnat	Valid until 2020
MIA and ETJ raise bore station in Lucero ramp	Semarnat	Permanent
MIA and ETJ waste dump facilities in Lucero	Semarnat	Valid until 2021
Process plant unique environmental licence	Semarnat	Permanent
MIA and ETJ tailings dam	Semarnat	Valid until 2018

Table supplied by Endeavour Silver Corp.

20.2      SOCIAL OR COMMUNITY IMPACT

The Bolañitos mine acknowledges its social responsibility through a community relations program with the objective of assisting in the well-being and sustainable human development in communities adjacent to its mines. The major areas of focus and impact in the communities are related to:

  Support for education with infrastructure, talks, and training workshops for the development of skills for various activities and occupations.

  Support for the communities’ traditions, practices and customs through donations to their school, religious and/or cultural celebrations.

  Assistance for health campaigns and environmental sanitation undertakings by working together with civil society organizations, government and federal authorities.

  Working in a variety of ways to assist the communities with opportunities that allow both individuals and groups of citizens to improve their quality of life.

21.0      CAPITAL AND OPERATING COSTS

21.1      CAPITAL COSTS

In 2012, Endeavour Silver’s Guanajuato Mines project consisted of a modest size underground mining operation based at Cebada and Bolañitos. As 2008 was the first full year in which Endeavour Silver was in complete control of the operations, the capital outlay was higher than in previous years, as a number of improvements and up-grades were conducted on the project and some of these continued into later years. The actual 2011 and estimated 2012 capital costs for the Guanajuato Mines project are summarized in Table 21.1.

Table 21.1
Actual 2011 and Proposed 2012 Capital Costs for the Guanajuato Mines Project

Item	Actual 2011 Costs (US $)	Estimated 2012 Cost (US $)
Equipment	6,209,605	3,739,000
Shaft and development	10,363,918	11,231,633
Vehicles	113,991	289,000
Various construction	993,415	1,535,000
Plant	7,009,778	3,715,500
Total	24,690,708	20,510,133

Table provided by Endeavour Silver Corp.

The 2012 capital budget estimate for the Guanajuato Mines project is outlined in Table 21.2.

Table 21.2
Endeavour Silver 2012 Capital Cost Budget

Item	2012 Capital Expenditures (US $)
Mine equipment	3,739,000
Mine various	1,672,100
Assay laboratory	218,500
Plant general	479,000
Tailings	18,000
Mine exploration	2,977,564
Development	6,581,969
Plant	3,000,000
Buildings	1,535,000
Vehicles	289,000
Total	20,579,133

Table provided by Endeavour Silver Corp.

Additional environmental expenditures of US $69,000 are budgeted for 2012.

21.2      OPERATING COSTS

The cash operating cost of silver produced at the Guanajuato Mines project in fiscal 2011 was US $6.75/oz compared to US $2.19/oz in 2010. Cash operating cost per ounce of silver is calculated net of gold credits and royalties.

On a per tonne of ore processed basis, the cash operating costs in 2011 averaged US $91.23/t, compared to US $62.37/t in 2010. Table 21.3 summarizes the 2012 estimated operating costs for the Guanajuato Mines project.

Table 21.3
Actual 2011 and Estimated 2012 Operating Cost Estimates for the Guanajuato Project

Item	Actual 2011 Costs (US $/t)	Estimated 2012 Costs (US $/t)
Mining cost	30.47	28.74
Development cost	22.08	31.7
Plant (milling) cost	21.85	18.3
Administration	15.82	13.22
Tailings pond expansion	1.01	0.35
Total	91.23	92.31

Table provided by Endeavour Silver Corp.

22.0      ECONOMIC ANALYSIS

22.1      INTRODUCTION

The Guanajuato Mines project consists of both current and former producing mines, as well as a number exploration targets. The Guanajuato Mines project is an operating project which has continued to improve its operational parameters and production output under Endeavour Silver’s direction.

22.2      TAXES

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Guanajuato, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

22.3      2012 PRODUCTION FORECAST

For 2012, Endeavour Silver is forecasting to produce 1.79 million ounces of silver and 23,062 ounces of gold from the Guanajuato Mines project. Plant throughput for 2012 is forecast at 453,400 t at an estimated average grade of 146 g/t silver and 1.87 g/t gold. Recoveries are forecast to average 84.3% and 84.5% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2012, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

22.4      ECONOMIC ANALYSIS

Micon has not undertaken a cash flow analysis for the Guanajuato Mines project, since there are currently only limited mineral reserves sufficient for a short term operation.

22.5      FUTURE PRODUCTION POTENTIAL

The mine life, based on proven and probable reserves as of December 31, 2011, is approximatelytwo years at a projected production level of 1,300 t/d or 39,000 t/m for the first six months of 2012 and 1,600 t/d or 48,000 t/m thereafter. Endeavour Silver is hoping that ongoing exploration will add to the mineral inventory so that the mining and processing rate can be increased to 1,600 t/d by the end of 2012.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at the Guanajuato Mines project.

Micon notes that, historically some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

23.0      ADJACENT PROPERTIES

Endeavour Silver’s Guanajuato Mines project exists within the Guanajuato mining district which has hosted a number of past producers, some of which are located on the property. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the Guanajuato Mines project. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and anomalies found on the property.

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23.1. The most noteworthy include the El Cubo mine, purchased by a Canadian company MexGold Resources (now AuRico Gold Inc.) in 2004 and the Guanajuato mines, which include the Valenciana, Cata and Reyes mines, as well as a few other land holdings in the area, purchased by another Canadian company, Great Panther Resources, in 2005.

In addition, the Bolañitos plant also conducts custom milling and processing for a number of small mines in the Guanajuato district. The material from each mine is run through the plant in batches. These smaller mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on the Guanajuato Mines project.

Figure 23.1
Major Land Positions Held in the Guanajuato Mining District

Figure provided by Endeavour Silver Corp. Figure dated January, 2012

24.0      OTHER RELEVANT DATA AND INFORMATION)

At the writing of this report, all relevant data and information regarding Endeavour Silver’s Guanajuato Mines project are included in other sections of this report.

25.0      INTERPRETATION AND CONCLUSIONS

25.1      INTERPRETATION

Guanajuato’s mineral resources/reserves have been expanding at a steady pace since 2008 and this trend continues on an upward trend into 2012. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Guanajuato Mines project is considered to be very good. In the veins that have been partially mined and within which the resource blocks are contained, there is good potential to add to the resources by gathering information in the vicinity of these blocks and expanding them into unmined ground, such as the Fernanda vein. This could be achieved using a combination of underground drilling and further channel sampling. The block boundaries are in many cases only constrained by somewhat arbitrary decisions as for how far a sample’s influence should be extended.

Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage; however, surface drilling will be required. The concession areas contain many veins and Micon considers there to be reasonable potential of discovering new veins and splays beyond those currently mapped.

25.2      CONCLUSIONS

Micon considers the Guanajuato Mines project resource and reserve estimates presented herein to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves provide a basis for Endeavour Silver’s ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources as compared to the previous years’ positions represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied. Tables 25.1 and 25.2 provide summaries of the estimated reserves and resources at the Guanajuato Mines project, as of December 31, 2011. Resources are quoted exclusive of reserves.

Table 25.1
December 31, 2011 Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	337,000	186	2.4	2,019,700	26,000	3,449,700
Probable	179,000	225	2.63	1,297,200	15,200	2,133,200

Total Proven & Probable	516,000	200	2.48	3,316,900	41,200	5,582,900

Table 25.2
December 31, 2011 Mineral Resource Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	258,000	177	2.51	1,470,900	20,800	2,614,900
Indicated (I)	2,539,000	161	2.20	13,154,500	179,600	23,032,500
Total M and I	2,797,000	162	2,23	14,625,400	200,400	25,647,400

Inferred	1,858,600	164	1.91	9,779,600	114,100	16,055,100

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the existing mineralization and that further resources are likely to be converted into reserves with additional exploration and development.

26.0      RECOMMENDATIONS

26.1      BUDGET FOR FURTHER WORK

26.1.1      Underground Exploration

In 2012, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada and Bolañitos areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina and Lucero veins. In addition, since the Asunción mine will start operating during 2012, it is proposed that drilling the La Luz vein will be undertaken from this mine.

The 2012 planned underground exploration program consists of 89 drill holes totalling 15,800 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend US $3,014,000, mainly on underground diamond drilling, with an estimated total cost of drilling of US $191/m. The program envisions the use of two rigs, with completion the campaign in early September, 2012.

Table 26.1 summarizes the planned 2012 underground exploration budget for the Guanajuato Mines project.

Table 26.1
Summary the 2012 Expenditures for the Guanajuato Mines Project Underground Exploration Program

Project Area	2012 Underground Program			Budget (US $)
	Drill Holes	Metres	Samples
Bolañitos Sur	11	1,750	1,100	418,683
Cebada	29	5,100	2,900	822,789
Daniela	5	2,800	500	487,493
Fernanda	7	650	700	120,454
Karina	9	1,200	900	238,068
Lucero	15	2,500	1,500	418,975
Asunción	13	1,800	1,300	405,102
Overhead				102,500
Total	89	15,800	8,900	3,014,064

Table provided by Endeavour Silver Corp.

26.1.1.1      Underground Target Areas and Objectives

The objectives for each underground area are summarized in Table 26.2.

Table 26.2
Guanajuato Mines Project 2012 Underground Exploration Targets and Objectives

Target Area	Objectives for the Exploration Program
Bolañitos Sur	Upgrade resources of Bolañitos South (DDH infill).
Reconnaissance to the south and at depth.
Cebada	Stations #1 - #2: Upgrade resources (DDH infill) and to recognize the continuity at depth.
Station #3: To explore the economic potential at depth below inferred resources.
Station #6: To explore the economic potential to the southeast.
Station #8: To explore the economic potential to the northwest.
Daniela	Reconnaissance of the continuity of the orebody at depth.
Fernanda	Upgrade resources of Fernanda (DDH infill).
Reconnaissance of the continuity of the orebody to the northwest at depth.
Karina	Upgrade resources of Karina (DDH infill).
Close the open economic area upward (northwest).
Explore at depth.
Lucero	Upgrade resources of Lucero (DDH infill).
Reconnaissance to the south-east, and at depth.
Close the open economic area upward (central area).
Asunción	Reconnaissance of the continuity of the orebody at depth.

Table provided by Endeavour Silver Corp.

26.1.2      Surface Exploration

Given the success of Endeavour Silver’s surface exploration programs, it plans to continue exploration focused on following up several of the new discoveries made near its existing mining operation at Guanajuato.

In 2012, Endeavour Silver plans a follow-up surface exploration program in the La Luz sub-district including the La Joya and Daniela veins and the La Luz-Asunción-Soledad, Belén and the Golondrinas South areas. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

The 2012 surface exploration program is planned to include 38,000 m of core in approximately 140 surface diamond drill holes to target vein discoveries and new prospective areas, mainly in the La Luz sub-district.

Endeavour Silver is budgeting to spend US $6,266,950, mainly on surface diamond drilling, in an effort to continue to expand the resource base through exploration on its properties during 2012. The estimated total cost of surface diamond drilling is US $160/m.

Table 26.3 summarizes the planned 2012 surface exploration budget for the Guanajuato Mines project.

Table 26.3
Summary of the 2012 Expenditures for the Guanajuato Mines Project Surface Exploration Programs

Project Area	2012 Surface Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
La Joya	45	12,000	3,000	1,907,200
Daniela	10	3,000	750	476,800
Belén	25	6,000	1,500	953,600
La Luz – Asunción	40	12,000	3,000	1,942,200
Soledad	8	2,000	500	318,050
Golondrinas South	12	3,000	1,250	548,100
Guanajuato Regional Exploration			400	121,000
Total	140	38,000	10,400	6,266,950

Table provided by Endeavour Silver Corp.

26.1.2.1      Surface Exploration Target Areas

Priority targets include surface diamond drilling at La Joya, Daniela, Belén, La Luz-Asunción, Soledad and Golondrinas South (including Tajos de Adjuntas and Juanita). A budget is also approved for regional exploration to generate new targets in the Guanjuato district. For these targets, the programs include:

1.	Surface Drilling – 38,000 m.
	a.	La Joya – 12,000 m.
	b.	Daniela – 3,000 m.
	c.	Belén – 6,000 m.
	d.	La Luz – Asunción – 1,200 m.
	e.	Soledad – 2,000 m.
	f.	Golondrinas South – 3,000 m.
2.	Guanajuato Regional Exploration.

The detailed budget for the priority surface exploration targets is provided in Table 26.4.

Table 26.4
Guanajuato Surface Exploration Budget – 2012

Area	Activity (units)	Units	Unit Cost (US $)	Total Cost (US $)
La Joya	Assays - rock and soil (sample)		30
	Assays - core (sample)	3,000	40	120,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	12,000	120	1,440,000
	Field and office supplies (weeks)	32	500	16,000
	Housing and food (weeks)	32	250	8,000
	Geology and engineering personnel (weeks)	32	3,500	112,000
	Salaries - labour (weeks)	32	1,350	43,200
	Trenches, roads, drill pads and reclamation (weeks)	32	3,500	112,000
	Trenches - sampling only (days)		500
	Travel and lodging (weeks)	32	100	3,200
	Vehicle inc. Gasoline, repair and maintenance (weeks)	32	300	9,600
	Surface use agreements (months)	8	5,000	40,000
	Expenses non-deductible (weeks)	32	100	3,200

Area	Activity (units)	Units	Unit Cost (US $)	Total Cost (US $)
La Joya subtotal				1,907,200
Daniela	Assays - rock and soil (sample)		30
	Assays - core (sample)	750	40	30,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	3,000	120	360,000
	Field and office supplies (weeks)	8	500	4,000
	Housing and food (weeks)	8	250	2,000
	Geology and engineering personnel (weeks)	8	3,500	28,000
	Salaries - labour (weeks)	8	1,350	10,800
	Trenches, roads, drill pads and reclamation (weeks)	8	3,500	28,000
	Trenches - sampling only (days)		500
	Travel and lodging (weeks)	8	100	800
	Vehicle inc. Gasoline, repair and maintenance (weeks)	8	300	2,400
	Surface use agreements (months)	2	5,000	10,000
	Expenses non-deductible (weeks)	8	100	800
Daniela subtotal				476,800
Belén	Assays - rock and soil (sample)		30
	Assays - core (sample)	1,500	40	60,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	6,000	120	720,000
	Field and office supplies (weeks)	16	500	8,000
	Housing and food (weeks)	16	250	4,000
	Geology and engineering personnel (weeks)	16	3,500	56,000
	Salaries - labour (weeks)	16	1,350	21,600
	Trenches, roads, drill pads and reclamation (weeks)	16	3,500	56,000
	Trenches - sampling only (days)		500
	Travel and lodging (weeks)	16	100	1,600
	Vehicle inc. Gasoline, repair and maintenance (weeks)	16	300	4,800
	Surface use agreements (months)	4	5,000	20,000
	Expenses non-deductible (weeks)	16	100	1,600
Belén subtotal				953,600
Soledad	Assays - rock and soil (sample)		30
	Assays - core (sample)	500	40	20,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	2,000	120	240,000
	Field and office supplies (weeks)	5	500	2,500
	Housing and food (weeks)	5	250	1,250
	Geology and engineering personnel (weeks)	5	3,500	17,500
	Salaries - labour (weeks)	5	1,350	6,750
	Trenches, roads, drill pads and reclamation (weeks)	5	3,500	17,500
	Trenches - sampling only (days)		500
	Travel and lodging (weeks)	5	100	500
	Vehicle inc. Gasoline, repair and maintenance (weeks)	5	300	1,500
	Surface use agreements (months)	2	5,000	10,000
	Expenses non-deductible (weeks)	5	110	550
Soledad subtotal				318,050
La Luz - Asunción	Assays - rock and soil (sample)		30
	Assays - core (sample)	3,000	40	120,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	12,000	120	1,440,000
	Field and office supplies (weeks)	32	500	16,000
	Housing and food (weeks)	32	250	8,000
	Geology and engineering personnel (weeks)	32	3,500	112,000
	Salaries - labour (weeks)	32	1,350	43,200
	Trenches, roads, drill pads and reclamation (weeks)	32	3,500	112,000
	Trenches - sampling only (days)		500
	Travel and lodging (weeks)	32	100	3,200
	Vehicle inc. Gasoline, repair and maintenance (weeks)	32	300	9,600
	Surface use agreements (months)	10	7,500	75,000
	Expenses non-deductible (weeks)	32	100	3,200

Area	Activity (units)	Units	Unit Cost (US $)	Total Cost (US $)
La Luz - Asunción subtotal				1,942,200
Golondrinas South (inc. Tajo de Adjuntas /Juanita)	Assays - rock and soil (sample)	500	30	15,000
	Assays - core (sample)	750	40	30,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	3,000	120	360,000
	Field and office supplies (weeks)	16	500	8,000
	Housing and food (weeks)	16	250	4,000
	Geology and engineering personnel (weeks)	16	3,500	56,000
	Salaries - labour (weeks)	16	1,350	21,600
	Trenches, roads, drill pads and reclamation (weeks)	8	3,500	28,000
	Trenches - sampling only (days)	5	500	2,500
	Travel and lodging (weeks)	16	100	1,600
	Vehicle inc. Gasoline, repair and maintenance (weeks)	16	300	4,800
	Surface use agreements (months)	2	7,500	15,000
	Expenses non deductible (weeks)	16	100	1,600
Golondrinas south subtotal				548,100
Guanajuato Regional	Assays - rock and soil (sample)	400	30	12,000
	Assays - core (sample)		40
	Consultants (days)	20	1,200	24,000
	Surface diamond drilling (m)		120
	Field and office supplies (weeks)	20	500	10,000
	Housing and food (weeks)	20	300	6,000
	Geology and engineering personnel (weeks)	20	1,000	20,000
	Salaries - labour (weeks)	20	1,200	24,000
	Trenches, roads, drill pads and reclamation (weeks)		3,500
	Trenches - sampling only (days)	10	500	5,000
	Travel and lodging (weeks)	20	100	2,000
	Vehicle inc. Gasoline, repair and maintenance (weeks)	20	300	6,000
	Surface use agreements (months)	2	5,000	10,000
	Expenses non deductible (weeks)	20	100	2,000
Guanajuato Regional Subtotal				121,000
Guanajuato Project Exploration Total				6,266,950

Table provided by Endeavour Silver Corp.

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

26.2      FURTHER RECOMMENDATIONS

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to electronic form. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern- day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

27.0        DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	March 30, 2012

“Charley Z. Murahwi” {Signed and sealed}

Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM
Senior Geologist	March 30, 2012

“Alan J. San Martin” {Signed and sealed}

Ing., Alan J. San Martin, MAusIMM (CP)
Mineral Resource Modeller	March 30, 2011

28.0      REFERENCES

Aranda-Gómez, J.J., and McDowell, F.W., (1998), Paleogene extension in the Southern Basin and Range Province of Mexico; syndepositional tilting of Eocene Red Beds and Oligocene volcanic rocks in the Guanajuato Mining District: International Geology Review, v. 40, p. 116–134.

Buchanan, L.J., (1980), Ore controls of vertically stacked deposits, Guanajuato, Mexico: American Institute of Mining Engineers, Preprint 80-82, 26 p.

Cerca-Martínez, M.; Aguirre-Díaz, G.J.; and López-Martínez, M., (2000), The geologic evolution of southern Sierra de Guanajuato, Mexico-A documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt: International Geology Review, v. 12, no. 2, p. 131-151.

Chiodi, M.; Monod, O.; Busnardo, R.; Gaspard, D.; Sánchez, A.; and Yta, M., (1988), Une discordance anté-albienne datée par una faune d’ammonites et de brachiopodes de type téthysien au Mexique central: Geobios, no. 21, p. 125-135.

Clark, K.F., (1990), Ore Deposits of the Guanajuato District, Mexico, Mexico Silver Deposits, Society of Economic Geologists, Guidebook Series Volume 6, pp 201 to 211.

Dávila-Alcocer, V.M., and Martínez-Reyes, Juventino, (1987), Una edad cretácica para las rocas basales de la Sierra de Guanajuato: Universidad Nacional Autónoma de México, Instituto de Geología, Simposio sobre la geología de la Sierra de Guanajuato, resúmenes, p.19-20 (abstract).

Edwards, D.J., (1955), Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

Gross, W.H., (1975), New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1175–1189.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico, 163 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Lewis, W.J., Murahwi, C., Leader, R.J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 160 p.

Martin, P.F., (1906), Mexico’s Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., (1992), Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de éxico, Instituto de Geología, Revista, v. 9, p. 33–50.

Moncada D, Bodnar RJ, Reynolds TJ, Nieto A, Vanderwall W & Brown R (2008) Fluid inclusión and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico.

Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz- Alvarez, S.A., (1996), uevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., (1994), Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

Telluris Consulting (2008), Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E, (2007), Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Guanajuato, Secretaria de Energia, Minas e Industria Paraestatal, 136 p.

Williams, A., (1905), The Romance of Mining; Containing Interesting Descriptions of the Methods of Mining for Minerals in all Parts of the World, 400 p.

29.0      CERTIFICATES

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanajuato Mines Project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed, as a Senior Geologist ,by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia            1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
•	Association of Professional Geoscientists of Ontario (Membership #1522)
•	The Geological Association of Canada (Associate Member # A5975)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Guanajuato Mines project of Endeavour Silver Corp.;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato Mines project, other than providing consulting services;

10)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of Sections 1 through 10, 13 15, 16 through 24, 27 and 28 of the Technical Report dated March 16, 2011 entitled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State Mexico, Effective Date: December 31, 2011, Signing Date: March 16, 2012.”

Dated this 30th day of March, 2012

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist, Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the Guanajuato Mines Project of Endeavour Silver Corp., I Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

6)

I visited the Guanajuato Mines Project in Mexico from September 2 to 4, 2008, November 16 to 18, 2009, November 17 to 20, 2010 and most recently October 11 to 14, 2011. I also visited the Endeavour Silver exploration office in Durango (Mexico) on September 5, 2008 and on the November 19, 2009.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato property, other than providing consulting services;

10)	I have read the NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of Section 11, 12, 14, 25, and 26 of this Technical Report dated March 15, 2011 and entitled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, Effective Date: December 31, 2011, Signing Date: March 16, 2012”

Dated this 30th day of March, 2012.

“Charley Z. Murahwi”             {Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo. FMAusIMM
Micon International Limited

CERTIFICATE OF AUTHOR
ALAN J. SAN MARTIN

As one of the authors of this report on the Guanajuato Mines Project of Endeavour Silver Corp., I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon- international.com;

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999;

3)	I am a member in good standing of the following professional institutions:

•	The Australasian Institute of Mining and Metallurgy, Membership #301778
•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724
•	Colegio de Ingenieros del Perú (CIP), Membership # 79184

4)	I have been working as a mining engineer and geoscientist in the mineral industry since 1999;

5)

I am familiar with the current NI 43-101 and, by reason of education, experience and registration as Chartered Professional (CP) in the Australasian Institute of Mining and Metallurgy, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as mining engineer in exploration, 4 years as Resource Modeller and DBA in exploration and 3 years as Mineral Resource Modeller for the mineral industry.

6)	I have not visited the Guanajuato Mines Project;

7)	I have not conducted any previous work on the Guanajuato Mines Project;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I have read the NI 43-101 and the portions of this Technical Report which I assisted in preparing and they have been prepared in compliance with this Instrument.

10)	I am independent of the parties involved in the Guanajuato Mines Project, other than providing consulting services;

11)

I assisted in the preparation of Sections 14 and 15 of this Technical Report dated March 16, 2012 and entitled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, Effective Date: December 31, 2011, Signing Date: March 16, 2012.”

Dated this 30th day of March, 2012

“Alan J. San Martin”          {Signed and sealed}

Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited